Exhibit 2.1

PURCHASE AGREEMENT

BY AND BETWEEN

AON PLC

AND

TEMPO ACQUISITION, LLC

Dated as of February 9, 2017

Section 13.15	Disclaimer of Warranties	140
Section 13.16	Specific Performance	142
Section 13.17	Legal Representation	142
Section 13.18	Non-Recourse	144

Exhibits

A	Guarantee
B	Bill of Sale, Assignment and Assumption Agreement
C	Health Commercial Agreement
D	Retirement & Investment Commercial Agreement
E	Agreed Accounting Principles and Sample Working Capital Statement
F-1	Subcontract Agreement
F-2	Multiparty Shared Client Contract Relationship Agreement
G	Forms of Subleases and Sub-Sublease
H	Transition Services Agreement
I	Intellectual Property Cross License
J	Transitional Trademark License Agreement
K	Form of Resignation Letter
L	Trademark and Domain Name Assignment Agreement
M	Adjacent H&B Business

Annexes

A	Covered Business; Permitted Business Activities
B	Certain Excluded Businesses
C	Dispute Resolution — Subject Client Claims
D	Dispute Resolution — Shared Client Contract Claims

v

PURCHASE AGREEMENT

PURCHASE AGREEMENT, dated as of February 9, 2017 (this “Agreement”), by and between Aon plc, a public limited company organized under the laws of England and Wales (“Seller Parent”), and Tempo Acquisition, LLC, a Delaware limited liability company (“Buyer”).  Capitalized terms used and not otherwise defined herein have the meanings set forth in Article I below.

PRELIMINARY STATEMENT:

WHEREAS, Seller Parent owns or controls, directly or indirectly, (i) each of the entities that holds any Purchased Asset or Shared Contract or employs any Business Employee, in each case, that is not a Business Subsidiary, including those identified as “Asset Sellers” in Schedule 1.1(a) (the “Asset Sellers”) and (ii) each of the entities identified as “Equity Sellers” in Schedule 1.1(b) (the “Equity Sellers” and, together with the Asset Sellers, the “Selling Parties”);

WHEREAS, the direct and indirect subsidiaries of the Equity Sellers identified as “Business Subsidiaries” in Schedule 1.1(c) are referred to herein as the “Business Subsidiaries”;

WHEREAS, Seller Parent, through the Business Subsidiaries and the Asset Sellers, is engaged in (i) the business of developing and implementing software and services solutions for, and providing (a) health and welfare and retirement benefits administration services (including any ancillary point solutions, such as those listed on Schedule 1.1(d)) for clients to the extent such services are provided to clients in respect of benefits delivered to participants in the U.S., Canada and the Caribbean (including Puerto Rico), (b) hosted and cloud-based human resources business process outsourcing administration and implementation services, (c) the Administration Related Businesses and (d) the Financial Outsourcing Business and (ii) the business of providing HR and Other Related Communications Consulting Services (collectively the businesses referred to in clauses (i) and (ii), after taking into account the proviso below, the “Business”); provided that the Business does not include broking (except to the extent the exclusion of “broking” could be interpreted to prevent the Business from receiving brokerage commissions related to administrative services), health and benefit consulting, actuarial consulting, investment consulting and asset management services and the businesses identified in Annex B;

WHEREAS, (i) Seller Parent wishes to cause to be sold by the Selling Parties to Buyer (or its direct or indirect wholly-owned subsidiaries designated in writing by Buyer to Seller Parent at least seven (7) days (but in any event by such date as is reasonably required in order to effect the transactions contemplated hereby on the Closing Date) prior to the Closing (each, a “Designated Purchaser”)), and Buyer wishes to purchase (or cause a Designated Purchaser to purchase) from Seller Parent and the Selling Parties, (A) all of the ownership interests held directly by the Equity Sellers in the Business Subsidiaries (collectively, the “Equity Interests”) and (B) the Purchased Assets, and (ii) Buyer wishes to assume, and Seller Parent and the Selling Parties wish to have Buyer assume (or cause a Designated Purchaser to assume) the Assumed Liabilities, in each case, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Seller Parent to enter into this Agreement, each of Blackstone Capital Partners VII NQ L.P., a Delaware limited partnership, and Blackstone Capital Partners VII 2 NQ L.P., a Delaware limited partnership (collectively, the “Parents”), is entering into an equity commitment letter with Buyer (each, an “Equity Commitment Letter”) and a limited guarantee with Seller Parent in the forms attached hereto as Exhibit A (each, a “Guarantee”); and

WHEREAS, in connection with, and prior to, the consummation of the sale of the Purchased Assets and Equity Interests as contemplated hereby, Seller Parent shall, and shall cause its Subsidiaries to, effect the transfers and reorganizations contemplated by Section 7.6.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, it is hereby agreed by and among Seller Parent and Buyer as follows:

ARTICLE I
DEFINITIONS

Section 1.1            Definitions.  In this Agreement, the following terms have the meanings specified or referred to in this Section 1.1.

“144A Exceptions” has the meaning specified in Section 7.7(d).

“Accounting Firm” has the meaning specified in Section 4.5(b).

“Accounting Firm Notice” has the meaning specified in Section 4.5(b).

“Acquired Business” has the meaning specified in Section 8.7(d).

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement or a Change of Control of Seller Parent, any third Person offer, proposal or inquiry relating to, or any third person indication of interest in, any acquisition or purchase, direct or indirect, whether by way of stock purchase, merger, consolidation, share exchange or business combination (solely pursuant to clause (i) of the definition of Change of Control).

“Adjacent Business” means the businesses identified in Annex B and any of (i) the health and welfare benefits business, (ii) retirement and investment business and (iii) talent, rewards and performance business, in the case of each of (i), (ii) and (iii), to the extent such business is part of the HR Solutions reporting segment in Seller Parent’s most recent periodic report filed by Seller Parent with the SEC.

“Administration Related Businesses” means, the following businesses, in each case, to the extent related to the businesses contemplated in clause (i) of the definition of “Business”: (i) participant advisory services in connection with defined contribution administration services; (ii) providing and administering self-directed accounts in connection with defined contribution administration services; and (iii) participant advocacy relating to health and welfare.

“Advisory Client” means any Person that is an investment advisory, investment management or financial planning client of the IA Subsidiary pursuant to an Advisory Contract.

“Advisory Contract” means any written agreement to which the IA Subsidiary is a party and pursuant to which investment advisory or financial planning services are being provided by the IA Subsidiary (on a discretionary or non-discretionary basis) to a Advisory Client including, for the avoidance of doubt, any written agreement the performance of which would cause the IA Subsidiary to become a “fiduciary” for purposes of Section 3(21) of ERISA or Section 4975(e)(3) of the Code.

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly Controls, is Controlled by or is under Common Control with such Person (but only for so long as such Control exists); provided, however, that no shareholder or non-employee director shall be deemed to be an Affiliate of Seller Parent or any of its Affiliates for purposes of this Agreement.

“Agreed Accounting Principles” means GAAP consistently applied using the Business’s accounting methods, policies, practices and procedures used in the preparation of the Financial Statements (including the accounting methods, policies, practices and procedures set forth on Exhibit E), in each case, to the extent in accordance with GAAP consistently applied.

“Agreement” has the meaning specified in the first paragraph of this Agreement.

“Allocation Schedule” has the meaning specified in Section 3.2(a).

“Ancillary IP Rights” means all of the following with respect to any Intellectual Property:  (i) the right to receive income, royalties, and payments due or payable for the exploitation of any such Intellectual Property; (ii) the right to sue for past, present, and future infringement, misappropriation, dilution, or other violation of any such Intellectual Property and to receive any damages or payments as a result thereof; (iii) the right to seek and secure, now or hereafter, any available corresponding rights throughout the world with respect to any such Intellectual Property; and (iv) copies and tangible embodiments of any such Intellectual Property.

“Anti-Corruption Laws” has the meaning specified in Section 5.14(d).

“Anti-Money Laundering Laws” means, collectively, the USA Patriot Act of 2001 (Pub. L. No. 107-56), (ii) the U.S. Money Laundering Control Act of 1986, as amended, and (iii) any other Requirements of Law of any relevant jurisdiction having the force of law and relating to anti-money laundering.

“Aon India Affiliates” has the meaning specified in Schedule 7.6.

“Applicable Records” has the meaning specified in Schedule 4.7(h).

“Asset Sellers” has the meaning specified in the first recital hereto.

“Assumed Liabilities” has the meaning specified in Section 2.3(a).

“Automatic Transfer Employee” means any person who (i) is employed by Seller Parent or any of its Affiliates (excluding the Business Subsidiaries) as of the date of this Agreement or hired after the date of this Agreement in accordance with this Agreement, and (ii)

provides services primarily to or on behalf of the Business in Denmark, Finland, Ireland, Poland and the United Kingdom.

“Base Purchase Price” has the meaning specified in Section 3.1.

“BD Equity Interests” has the meaning specified in Section 4.6(a).

“BD Subsidiary” means Hewitt Financial Services, LLC, an Illinois limited liability company.

“Bill of Sale, Assignment and Assumption Agreement” means the Bill of Sale, Assignment and Assumption Agreement in the form of Exhibit B.

“Books and Records” has the meaning specified in Section 2.1(b)(v).

“Business” has the meaning specified in the third recital hereto.

“Business Agreements” has the meaning specified in Section 5.16.

“Business Employee” means (a) any person who (i) is employed by the Business Subsidiaries as of the date of this Agreement or hired after the date of this Agreement in accordance with this Agreement and (ii) provides services primarily to or on behalf of the Business; (b) any Automatic Transfer Employee; (c) any person (other than the Automatic Transfer Employees) who (i) is employed by Seller Parent or any of its Affiliates (excluding the Business Subsidiaries) as of the date of this Agreement or hired after the date of this Agreement in accordance with this Agreement and (ii) provides services primarily to or on behalf of the Business; and (d) any person who (i) is employed by the Business Subsidiaries, Seller Parent or any of its Affiliates (excluding the Business Subsidiaries) as of the date of this Agreement or hired after the date of this Agreement in accordance with this Agreement; and (ii) is in a shared services role providing services that Seller Parent has determined are material with respect the Business; in all cases with respect to subparts (a)-(d), excluding all Retained Employees, and with a list of such Business Employees as of February 8, 2017 having been provided to Buyer by Seller Parent.

“Business Party Only Contracts” means a Contract with respect to which the only parties thereto that are Affiliates of Seller Parent are Business Subsidiaries.

“Business Subsidiaries” has the meaning specified in the second recital hereto.

“Business Subsidiary 401(k) Plan” has the meaning specified in Section 8.3(m).

“Business Subsidiary FSA” has the meaning specified in Section 8.3(l).

“Business Subsidiary Nonqualified Deferred Compensation Plan” has the meaning specified in Section 8.3(o).

“Business Subsidiary Plan” means any Seller Benefit Plan that is sponsored by a Business Subsidiary.

“Business Trade Secrets” means, collectively, the following: (i) any Trade Secrets owned by any Business Subsidiary; and (ii) any Trade Secrets owned by any Asset Seller which relate primarily to the Business.

“Buyer” has the meaning specified in the first paragraph of this Agreement.

“Buyer Ancillary Agreements” means all agreements, instruments and documents being or to be executed and delivered by Parents, Buyer or any Designated Purchaser under this Agreement or in connection herewith.

“Buyer Canadian Pension Plan” has the meaning specified in Section 8.3(s).

“Buyer Closing Securities” has the meaning specified in Section 4.7(b)(i).

“Buyer Disclosure Letter” means the disclosure letter dated as of the date of this Agreement delivered by Buyer to Seller Parent.

“Buyer Indemnified Parties” has the meaning specified in Section 11.1(a).

“Buyer Plans” has the meaning specified in Section 8.3(i).

“Buyer Related Party” has the meaning specified in Section 12.4(b).

“Canada Business Employee” means any Business Employee employed in Canada.

“Canada Business Employee Transfer Date” means the end of the Canada Business Employee Services Period. For purposes of Section 8.3, in respect of the Canada Business Employees, the term “Canada Business Employee Transfer Date” shall be substituted for all references to the “Closing Date”.

“Canada Business Employee Services Agreement” means the agreement to be adopted by the parties hereto as of the Closing Date, providing for certain services to be provided by Seller Parent or an Affiliate of Seller Parent to Buyer or an Affiliate of Buyer in respect of the Canada Business Employees after the Closing Date, which agreement shall include an agreement by Buyer or an Affiliate of Buyer to reimburse Seller Parent or an Affiliate of Seller Parent all employee related costs and an indemnity by the Buyer or an Affiliate of Buyer in favor of the Seller Parent and its Affiliates against any and all Losses which Seller Parent or its Affiliates may suffer, sustain, incur or pay arising out of or in connection with the provision of employee services under the Canada Business Employee Services Agreement.

“Canada Business Employee Services Period” means the period commencing on the Closing Date and ending on the date to be agreed to under the Canada Business Employee Services Agreement, which date shall not be later than ninety (90) days after the Closing Date.

“Canada Competition Act” means the Competition Act, R.S.C., 1985, c. C-34.

“Canada Competition Act Approval” means that: (i) the Commissioner of Competition appointed under the Canada Competition Act or a person authorized by the Commissioner of Competition shall have issued an advance ruling certificate under section 102 of the Canada Competition Act; (ii) the Buyer and the Seller Parent have given notice in accordance with Part IX of the Canada Competition Act with respect to the transactions contemplated hereby and the applicable waiting period under section 123 of the Canada Competition Act shall have expired or been waived in accordance with the Canada Competition Act; or (iii) the obligation to provide notice in accordance with Part IX of the Canada Competition Act shall have been waived in accordance with paragraph 113(c) of the Canada Competition Act and, in the case of (ii) or (iii), the Buyer has been advised in writing by the Commissioner of Competition or a person authorized by the Commissioner of Competition that such person is of the view, at that time, that in effect, there are not sufficient grounds to initiate proceedings before the Competition Tribunal under the merger provisions of the Canada Competition Act with respect to the transactions contemplated by this Agreement.

“Canadian Pension Plans” means the Aon Canada Inc. Pension Plan for Employees (Registration Number 0215772), the Aon Canada Inc. Pension Plan for Officer Employees (Registration Number 0491597) and the Aon Canada Inc. Pension Plan for Executive Employees (Registration Number 0576686).

“Canadian Supplemental Benefits” has the meaning specified in Section 8.3(t).

“Cash Amount”  means, as of any time, the aggregate amount, which may be a positive or negative number, of all cash and cash equivalents, including all cash and cash equivalents held in or as bank and other depositary accounts and safe deposit boxes, demand accounts, certificates of deposit, time deposits, and securities and brokerage accounts, of the Business Subsidiaries, available without restriction under regulatory capital requirements or other restriction under applicable Requirements of Law as of such time, determined in accordance with the Agreed Accounting Principles; provided that Cash Amount shall be (i) calculated net of uncleared checks and drafts issued by any of the Business Subsidiaries, (ii) include uncleared checks and drafts received or deposited for the account of any Business Subsidiary that are not yet credited to the account of the Business Subsidiaries, (iii) be reduced by the cost (including Taxes) of repatriating any cash and cash equivalents held by any Business Subsidiary that is not a United States person within the meaning of Section 7701(a)(30) of the Code to a United States Person by means of a dividend or other distribution, (iv) exclude any fiduciary assets or cash otherwise held on behalf of clients of the Business (in the case of a shared Client, to the extent relating to the Business) and (v) be reduced by the Interim Termination Fee Collection Amount.

“CFTC” means the U.S. Commodity Futures Trading Commission.

“Change In Law” means the adoption, promulgation, modification, reinterpretation or change in the enforcement of any law, rule, regulation, ordinance or order or any other Requirement of Law of any Governmental Body that occurs subsequent to the date of this Agreement or the announcement of any proposed or contemplated change in any law, rule, regulation, ordinance or any other Requirement of Law of any Governmental Body that occurs subsequent to the date of this Agreement.

“Change of Control” means a transaction pursuant to which (i) control of Seller Parent (including by ownership of more than 50% of the voting equity securities of Seller Parent) or (ii) ownership of more than 50% of the consolidated assets of Seller Parent is acquired through (x) a tender or exchange offer, merger, consolidation, share exchange, scheme of arrangement, general reconstruction, demerger, amalgamation or other business combination, (y) a sale of securities, recapitalization, liquidation or dissolution or (z) a sale of assets.

“Claim Notice” has the meaning specified in Section 11.3.

“Client Contract” means any Contract, or series of related Contracts, to which Seller Parent or one or more of its Affiliates (including the Business Subsidiaries) is a party and under which services are provided by the Business to a client of the Business.

“Closing” means the closing of the sale and transfer of the Equity Interests and Purchased Assets from the Selling Parties to Buyer (or one of more Designated Purchasers).

“Closing Cash Amount” has the meaning specified in Section 4.5(a).

“Closing Date” has the meaning specified in Section 4.1.

“Closing Indebtedness” has the meaning specified in Section 4.5(a).

“Closing Investment” has the meaning specified in Section 4.7(b)(ii).

“Closing Statement” has the meaning specified in Section 4.5(a).

“Closing Transaction Expenses Amount” has the meaning specified in Section 4.5(a).

“Closing Working Capital” has the meaning specified in Section 4.5(a).

“COBRA” has the meaning specified in Section 8.3(p).

“Code” means the Internal Revenue Code of 1986, as amended.

“Competition Law” means any Requirements of Law that provide for merger control or are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Confidentiality Agreement” means that certain letter agreement dated October 23, 2016 between Aon Corporation and Blackstone Management Partners L.L.C.

“Consolidated Tax Group” means any “affiliated group” (as defined in Section 1504(a) of the Code) that includes a Business Subsidiary, and any similar group of corporations that includes a Business Subsidiary and files foreign, state, local or non-U.S. Tax Returns on a combined, consolidated or unitary basis.

“Continuing Employee” has the meaning specified in Section 8.3(c).

“Contracts” means all contracts, subcontracts, agreements, leases, subleases, licenses, commitments, sales and purchase orders, and other instruments, arrangements or understandings of any kind (whether written or oral).

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. The terms “Controlled by,” “under Common Control with” and “Controlling” have correlative meanings.

“Conveyed Shared Client Contracts” means any Client Contract, other than a Multiparty Shared Client Contract, that is a (i) Shared Client Contract assigned to Buyer or any of its Affiliates hereunder (whether at Closing or thereafter pursuant to Section 2.2(e)) or (ii) Business Party Only Contract that is either a Shared Contract or is a Seller Parent Only Services Client Contract that has not been assigned to Seller Parent or one of its Affiliates (other than a Business Subsidiary) prior to the Closing as contemplated by Section 7.6 (including any Client Contract for which the Business provides Active Exchange (as defined in Annex B).

“Copyrights” means any and all registered copyrights, pending applications to register the same and all other rights in copyrightable subject matter in published and unpublished works of authorship throughout the world.

“Covered Advocacy Business” has the meaning specified in Section 8.7(b).

“Covered Business” has the meaning specified in Annex A.

“Credit Downgrade” has the meaning specified in Section 8.8(b).

“Credit Rating” has the meaning specified in Section 8.8(b).

“DC Asset Transfer Agreement” has the meaning specified in Section 8.3(s).

“D&O Policy” has the meaning specified in Section 8.11(a).

“D&O Indemnified Parties” has the meaning specified in Section 8.11(a).

“Debt Commitment Letter” has the meaning specified in Section 6.5(a).

“Debt Financing” has the meaning specified in Section 6.5(a).

“Deferred BD Closing” has the meaning specified in Section 4.6(a).

“Deferred BD Closing Date” has the meaning specified in Section 4.6(a).

“Definitive Debt Financing Agreements” has the meaning specified in Section 7.7(a).

“Designated Purchaser” has the meaning specified in the fourth recital hereto.

“Determination Date” has the meaning specified in Section 4.5(c).

“Dispute Notice” has the meaning specified in Section 4.5(b).

“Domain Names” means domain names registered in any top-level domain by any authorized private registrar or Governmental Body, social media usernames and Uniform Resource Locators.

“Earnout Calculation Review Period” has the meaning specified in Section 4.7(e).

“Earnout Certificate” has the meaning specified in Section 4.7(b).

“Earnout Dispute Notice” has the meaning specified in Section 4.7(e).

“Encumbrance” means any lien, charge, security interest, encumbrance, license, covenant not to sue or assert, mortgage, pledge, easement, conditional sale or other title retention agreement, title exception, defect in title or other restriction of a similar kind, other than transfer restrictions under the Securities Act or any regulations thereunder or any securities laws of any U.S. state or other jurisdiction.

“Engagement Letter” has the meaning specified in Section 6.5(a).

“Environmental Law” means all Requirements of Law and binding Governmental Orders relating to or addressing pollution, the protection of the environment, or the handling, storage or disposal of, or exposure of Persons to, toxic or hazardous substances, materials or wastes.

“Environmental Permits” means all permits, licenses or authorizations required pursuant to any Environmental Law.

“Equity Commitment Letter” has the meaning specified in the fifth recital hereto.

“Equity Financing” has the meaning specified in Section 6.5(a).

“Equity Interests” has the meaning specified in the fourth recital hereto.

“Equity Sellers” has the meaning specified in the first recital hereto.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person or trade or business (whether or not incorporated) which at any relevant time would be considered a single employer with any Business Subsidiary pursuant to Section 4001 of ERISA or Section 414(b), (c), (m) or (o) of the Code and the regulations promulgated under those Sections.

“Estimated Cash Amount” means Seller Parent’s good faith estimate of the Closing Cash Amount.

“Estimated Closing Working Capital” means Seller Parent’s good faith estimate of the Closing Working Capital.

“Estimated Indebtedness” means Seller Parent’s good faith estimate of the Closing Indebtedness.

“Estimated Transaction Expenses Amount” means Seller Parent’s good faith estimate of the Closing Transaction Expenses Amount.

“Estimated Working Capital Deficit” means Seller Parent’s good faith estimate of the Working Capital Deficit (if any) based on the Estimated Closing Working Capital.

“Estimated Working Capital Excess” means Seller Parent’s good faith estimate of the Working Capital Excess (if any) based on the Estimated Closing Working Capital.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Assets” has the meaning specified in Section 2.1(c).

“Excluded Liabilities” has the meaning specified in Section 2.3(b).

“Excluded Taxes” has the meaning specified in Section 8.2(a)(i).

“Excluded Trademarks” has the meaning specified in Section 2.3(c)(iv).

“Expenses” means any and all reasonable out-of-pocket expenses incurred in connection with investigating, defending or asserting any claim, action, suit or proceeding hereunder (including court filing fees, court costs, arbitration fees or costs, witness fees and reasonable fees and disbursements of legal counsel, expert witnesses, accountants and other professionals).

“Fee Letter” has the meaning specified in Section 6.5(a).

“Final Cash Amount” has the meaning specified in Section 4.5(c).

“Final Indebtedness” has the meaning specified in Section 4.5(c).

“Final Transaction Expenses Amount” has the meaning specified in Section 4.5(c).

“Final Working Capital” has the meaning specified in Section 4.5(c).

“Financial Outsourcing Business” means the business of providing financial systems implementation and finance and accounting outsourcing (for example, the implementation and service delivery of finance and accounting services on the Workday platform).

“Financial Statements” has the meaning specified in Section 5.4(a).

“Financing” has the meaning specified in Section 6.5(a).

“Financing Commitments” has the meaning specified in Section 6.5(a).

“Financing Sources” has the meaning specified in Section 6.5(a).

“Financing Uses” has the meaning specified in Section 6.5(b).

“FINRA” means Financial Industry Regulatory Authority, Inc.

“FINRA Approval” has the meaning specified in Section 4.6(a).

“FINRA Approval Restriction” has the meaning specified in Section 4.6(a).

“FINRA CMA” has the meaning specified in Section 7.3(b).

“FINRA Notice” has the meaning specified in Section 7.3(b).

“FINRA Rules” means the rules of FINRA, as amended from time to time.

“Former Business Employee” means an individual, other than a Retained Employee, whose employment with Seller Parent or any of its Affiliates has terminated prior to the Closing Date but who, when last employed by Seller Parent or one of its Affiliates, was either employed by a Business Subsidiary or was providing services primarily related to the Business.

“GAAP” means United States generally accepted accounting principles.

“Governmental Body” means any U.S. or foreign, federal, state, local or other governmental authority, judicial body or regulatory body, including any Regulatory Authority or arbitral bodies (public and private).

“Government Official” means (i) any officer, employee or agent of any Governmental Body (including any business or entity owned, controlled, or managed by a Governmental Body), or any Person acting in an official capacity or performing public duties or functions on behalf of any such Governmental Body; (ii) any political party or official thereof;

(iii) any candidate for public office; or (iv) any officer, employee or agent of a public international organization.

“Governmental Order” means any judgment, ruling, decision, verdict, determination, settlement, injunction, order, award or decree of any foreign, federal, state, local or other court or tribunal or any Governmental Body and any award in any arbitration proceeding.

“Governmental Permits” has the meaning specified in Section 5.7.

“Guarantee” has the meaning specified in the fifth recital hereto.

“Health Commercial Agreement” means the agreement between Seller Parent and Buyer substantially in the form of Exhibit C providing for, in each case after the Closing, integrated service offerings by Seller Parent and its Affiliates, on the one hand, and Buyer and its applicable Affiliates, on the other hand, with respect to certain health insurance and exchange businesses.

“HR and Other Related Communications Consulting Services” means (A) human resources communications consulting services rendered in the U.S., Canada and Caribbean (including Puerto Rico) only (i) in connection with the provision of health and welfare and retirement benefits administration services covering and otherwise included within the Business as described in clause (i) of the definition thereof, including in connection with (a) change and transition management, (b) compliance, (c) digital media, including web, social, and mobile technologies, (d) benefits enrollment and decision support, including meeting and seminar facilitation, (e) health and welfare engagement and wellness programs, (f) audience segmentation, (g) personalized and targeted messaging, (h) online research and analysis tools, in each case, to the extent relating to such services, (i) behavioral science and research, (j) investment education and financial planning communication, (k) retirement plan participation, (l) personalized decision support and guidance and (m) retirement plan changes, or (ii) in connection with the provision of talent and rewards consulting services, including employer branding and employee value propositions and (B) other communications consulting services rendered in connection with clause (i) of the definition of Business.  Notwithstanding the foregoing, “HR Communications and Other Related Consulting Services” shall not include the communications consulting services performed by employees in the positions identified on Schedule 1.1(e) and the Purchased Assets shall not include assets created by, or used primarily by, such employees in the business of providing such communications consulting services.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IA Subsidiary” means Aon Hewitt Financial Advisors LLC.

“Inactive U.S. Business Employee” means any U.S. Business Employee who, immediately preceding the Closing Date, is on a leave of absence (including, for the avoidance of doubt, such U.S. Business Employees who are not actively at work and are receiving or are eligible to receive short-term or long-term disability or workers’ compensation benefits but not including an employee on vacation, bereavement, jury duty or other short-term leave that does not impact his or her status as an active employee).

“Indebtedness” means, without duplication, any of the following liabilities and obligations of the Business or any Business Subsidiary, without duplication, in each case, including the principal amount and all accrued interest and any related prepayment premiums, penalties, indemnities, breakage costs, make-whole payments or other similar costs, fees or expenses (if any) that would be required in order to fully discharge any such obligations and liabilities: (i) all obligations for borrowed money, (ii) all obligations evidenced by bonds, debentures, notes or similar instruments or debt securities, (iii) all obligations under conditional sale or other title retention agreements relating to any property, (iv) all obligations under interest rate, currency or commodity derivatives or hedging transactions (valued at the termination value thereof), (v) all letters of credit and performance bonds (including surety bonds and customs bonds), in each case, to the extent drawn, (vi) all obligations as lessee that are capitalized in accordance with GAAP, (vii) all obligations (contingent or otherwise) for the deferred purchase price of assets, property or equity securities, including any “earn out” or similar obligations (whether contingent or otherwise) valued at the maximum amount payable thereof (including with respect to the “earn out” obligations in connection with the acquisition of Kloud), (viii) all obligations for (A) bonuses and (B) 401(k) contributions, in each case, accrued as of the opening of the business on the Closing Date in accordance with the Agreed Accounting Principles, (ix) all obligations in respect of India gratuity and leave encashment, (x) the underfunded amount of all obligations under deferred compensation arrangements, defined benefit plans and pension plans (including the Seller Parent Nonqualified Deferred Compensation Plans, Business Subsidiary Nonqualified Deferred Compensation Plans and the Aon Canada, Inc. Defined Contribution Supplemental Employee Retirement Plan), (xi) the Agreed Compensation Adjustment Amount and (xii) all guarantees and keepwell arrangements of the Business or any Business Subsidiary of any Indebtedness of any other Person of the type described in foregoing clauses (i) through (x), or for which the Business or any Business Subsidiary is otherwise responsible or liable (with “Indebtedness” defined as if all references to the Business in this definition were replaced with references to such other Person) other than a subsidiary of such Person. A sample statement of Indebtedness as of September 30, 2016 is included in Exhibit E.

“Indemnified Party” has the meaning specified in Section 11.3.

“Indemnitor” has the meaning specified in Section 11.3.

“Insurance Policies” has the meaning specified in Section 5.22.

“Interim Restrictions” has the meaning specified in Section 4.6(a).

“Intellectual Property” means all intellectual property rights in any jurisdiction throughout the world, including Copyrights, Patent Rights, and all rights in and to Domain Names, Trademarks, Software, and Trade Secrets.

“Intellectual Property Cross License Agreement” shall have the meaning set forth in Section 8.10.

“Interim Termination Fee Accounts Receivable” means the aggregate amount of accounts receivable reflecting fees payable by the clients of the Business to the Business in connection with an early termination of any Client Contracts between the date of this Agreement and the Closing Date, net of any related Tax costs.

“Interim Termination Fee Collection Amount” means the aggregate amount of termination fees collected by the Seller Parent or its Affiliates (including the Business Subsidiaries) from the clients of the Business in connection with an early termination of any Client Contracts between the date of this Agreement and the Closing Date, net of any related Tax costs.

“International Business Employee” means any Business Employee employed outside of the United States.

“International Benefit Plan” means any Seller Benefit Plan that is (i) maintained by a Business Subsidiary outside of the United States or for Business Employees who are located primarily outside of the United States, (ii) not required under, or maintained solely to satisfy, applicable Requirements of Law, and (iii) not maintained by a governmental entity.

“Investment Advisers Act” means the Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“Investment Manager Research License” means an agreement between Seller Parent and Buyer pursuant to which, in connection with the Retirement & Investment Commercial Agreement, Seller Parent permits Buyer and its Affiliates to access Seller Parent’s or its Affiliate’s investment manager research for the purposes described therein.

“IRR on Closing Investment” has the meaning specified in Section 4.7(b)(iii).

“IRS” means the Internal Revenue Service.

“IT Systems” means the hardware, Software, data, databases, data communication lines, network and telecommunications equipment, Internet-related information technology infrastructure, wide area network and other telecommunications or information technology equipment, owned or leased by or licensed to (i) the Business Subsidiaries or (ii) the Asset Sellers and used in or relied upon in the operation of the Business.

“Joint Steering Committee” has the meaning specified in Section 7.8.

“Knowledge of Buyer” means, as to a particular matter, the knowledge of the people listed on Schedule 1.1(f) after reasonable inquiry.

“Knowledge of Seller Parent” means, as to a particular matter, the knowledge of the people listed on Schedule 1.1(g) after reasonable inquiry.

“Lease” has the meaning specified in Section 5.8.

“Lender Related Parties” means the Lenders (including Lenders that become party to the Debt Commitment Letter by joinder or amendment), together with their respective Affiliates, and their and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

“Lender Required Information” has the meaning specified in Section 8.8(b).

“Lenders” has the meaning specified in Section 6.5(a).

“Liquidity Event” has the meaning specified in Section 4.7(b)(iii).

“Losses” means, whether or not the result of a Third Party claim, any and all losses, costs, settlement payments, awards, judgments, fines, fees, Taxes, penalties, damages, expenses, deficiencies, obligations, assessments or other charges (including reasonable expenses of investigation, enforcement and collection and reasonable attorneys’ and accountants’ fees and expenses associated therewith).

“Malware” means any virus, Trojan horse, time bomb, key-lock, spyware, worm, malicious code or other software program designed to or able to, without the knowledge and authorization of any Business Subsidiary or Asset Seller, disrupt, disable, harm, interfere with the operation of or install itself within or on any Software, computer data, network memory or hardware of the IT Systems.

“Marketing Period” means the first period of 15 consecutive business days after the date hereof during and at the end of which (a) Buyer shall have the Required Information and (b) the conditions set forth in ARTICLE IX shall be satisfied (not including conditions which, by their nature, are to be satisfied by actions taken at the Closing); provided that (i) July 3, 2017 shall be disregarded for purposes of calculating such consecutive 15-business day period and (ii) the Marketing Period shall not be deemed to have commenced if, after the date of commencement thereof and prior to the completion of the Marketing Period, (x) unaudited financial information for any fiscal quarter included in the Required Information becomes stale under Regulation S-X promulgated under the Securities Act (subject to the 144A Exceptions), in which case the Marketing Period shall not be deemed to commence unless and until the earliest date on which the Company has furnished Buyer with updated Required Information, (y) Ernst & Young LLP shall have withdrawn its audit opinion with respect to any of the annual financial statements included in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to such financial statements by Ernst & Young LLP or another nationally-recognized independent public accounting firm or (z) any of the financial statements included in the Required Information shall have been restated or Seller Parent shall have publicly announced that a restatement of any such financial statements is required, in which case the Marketing Period shall be deemed not to commence until such restatement has been completed or Seller Parent has determined that no restatement shall be required in accordance with GAAP consistently applied; provided further that if Seller Parent shall in good faith reasonably believe it has provided the Required Information and that the Marketing Period has commenced, it may deliver to Buyer a written notice to that effect (stating when they believe they completed such delivery), in which case the Marketing Period will be deemed to have commenced on the date of such notice unless Buyer, in good faith, reasonably believes the Marketing Period has not commenced and within two business days after the delivery of such notice by Seller Parent, delivers a written notice to Seller Parent to that effect (setting forth with specificity why Buyer believes the Marketing Period has not commenced).

“Material Adverse Effect” means any state of facts, condition, change, development, circumstance, event or effect (each, an “Effect”) that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on the results of operations, condition (financial or otherwise), business, properties, rights or assets of the Business taken as a whole, other than any Effect to the extent resulting or arising from (i) general economic or political conditions or any conditions generally affecting any segment of the industries in which the Business operates, (ii) any failure by the Business to meet financial projections, forecasts or revenue or earning predictions for any period (provided that the underlying cause of such failure may be considered in determining whether there has been or would reasonably be expect to be a Material Adverse Effect), (iii) any Change In Law or in the accounting requirements or principles imposed on the Business or any interpretation of any of the foregoing, (iv) other than for purposes of alleged breaches of the representations and warranties set forth in Section 5.3, the execution of this Agreement, the public announcement hereof or the consummation of the transactions contemplated hereby (including compliance with the express terms of this Agreement), including adverse changes in the Business’ relationship with its employees, clients, partners or suppliers as a result of the foregoing, (v) any change in currency exchange rates, interest rates or the financial or securities markets generally, (vi) changes caused by acts of terrorism or war (whether or not declared) occurring after the date of this Agreement, (vii) any “act of God,” including, but not limited to, weather, fires, natural disasters and earthquakes and (viii) any action taken at the written request of Buyer or any of its Affiliates or by Buyer or any of its Affiliates in violation of this Agreement, except in the case of clauses (i), (iii), (v), (vi) and (vii), to the extent such Effect materially and disproportionately has a greater adverse impact on the Business, taken as a whole, as compared to the adverse impact such Effect has on companies in the industry in which the Business operates.

“Material Clients” has the meaning specified in Section 5.20(a).

“Material Vendors” has the meaning specified in Section 5.20(b).

“MSRB” means the Municipal Securities Rulemaking Board.

“Multiparty Shared Client Contracts” means those Shared Client Contracts to which (i) a Business Subsidiary, (ii) Seller Parent or an Affiliate of Seller Parent (other than a Business Subsidiary) and (iii) a Third Party are each a party or by which their respective properties or assets are subject or bound.

“Multiparty Shared Client Contract Relationship Agreement” means the Multiparty Shared Client Contract Relationship Agreement in the form of Exhibit F-2.

“NASD” means the former National Association of Securities Dealers, Inc.

“Netherlands Business Employee” means any International Business Employee employed in the Netherlands.

“Net Working Capital” as of any date of determination means, calculated on a combined basis in accordance with the Agreed Accounting Principles, (a) the assets of the Business as of the close of business on such date minus (b) the liabilities of the Business as of the close of business on such date, in each case, solely to the extent of a type of asset or liability specified and designated as “Included” on the sample calculation of Net Working Capital presented on Exhibit E.  For the avoidance of doubt, no amount shall be included in Net Working Capital to the extent included in Indebtedness or Transaction Expenses or of a type of asset or liability specified and designated as “Excluded” on the sample calculation of Net Working Capital presented on Exhibit E.

“New Debt Commitment Letter” has the meaning specified in Section 7.7(b).

“New Fee Letter” has the meaning specified in Section 7.7(b).

“Non-Automatic Transfer Employee” has the meaning specified in Section 8.4(f).

“Non-Competition Period” has the meaning specified in Section 8.7(a).

“Notice” has the meaning specified in Section 7.3(g).

“Outside Deferred Closing Date” has the meaning specified in Section 4.6(a).

“Parents” has the meaning specified in the fifth recital hereto.

“Patent Rights” means any and all patents, patent applications, continuations, continuations-in-part, renewals, extensions, provisionals, divisions, reexaminations, and reissues throughout the world.

“Permitted Business Activities” has the meaning specified in Annex A.

“Permitted Encumbrances” means (a) liens for Taxes and other governmental charges and assessments that are not yet due and payable or that are being contested in good faith in accordance with applicable Requirements of Law and for which adequate reserves have been established in accordance with GAAP; (b) liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like liens arising in the ordinary course of business for sums not yet due and payable; (c) Encumbrances specifically identified as such in Schedule 1.1(h); (d) non-exclusive licenses of Intellectual Property granted under customer agreements or otherwise entered into in the ordinary course of business; (e) other Encumbrances or imperfections on tangible property that are not material in amount and do not materially detract from the value of or materially impair the existing use of such property affected by such lien or imperfection; (f) zoning, entitlement, building and other land use regulations imposed by any Governmental Body having jurisdiction over the subject real property described which are not violated in any material respect by the current use and operation of the leased real property; and (g) liens not created by the Asset Sellers or Business Subsidiaries that affect the underlying fee interest of any leased real property.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Body, or any department, agency or political subdivision thereof.

“Polish Asset Seller” means AON Hewitt spółka z ograniczoną odpowiedzialnością with its registered seat in Warsaw, Poland.

“Polish Transfer Agreement” has the meaning specified in Section 2.4(b).

“Post-Closing Adjustment Amount” has the meaning specified in Section 4.5(e).

“Post-Closing Claims” has the meaning specified in Section 8.6.

“Post-Closing Commercial Agreements” means the Health Commercial Agreement and the Retirement & Investment Commercial Agreement.

“Pre-Closing Reorganization” has the meaning specified in Section 7.6(a).

“Pre-Closing Tax Period” has the meaning specified in Section 8.2(a)(i).

“Preliminary Purchase Price” has the meaning specified in Section 4.2(a).

“Prior Transaction Agreements” means (i) that certain Agreement, dated as of December 4, 2014, by and between Seller Parent and Everstone Capital Partners II LLC, a company incorporated under the laws of Mauritius, (ii) that certain Asset Purchase Agreement, dated as of December 24, 2015, by and between Seller Parent and PeopleScout, Inc., a Delaware corporation and (iii) that certain Purchase Agreement, dated as of December 16, 2015, by and among Seller Parent, Guardian Investor Services LLC, a Delaware limited liability company, and solely for the purposes of Section 8.12 thereof, The Guardian Life Insurance Company of America.

“Privileged Information” has the meaning specified in Section 13.17(b).

“Pro-Rata Share” has the meaning specified in Section 4.7(b)(iv).

“Protected DB Administrative Services” has the meaning specified in Annex A.

“Public Offering” has the meaning specified in Section 4.7(b)(v).

“Purchase Price” has the meaning specified in Section 3.1.

“Purchased Assets” has the meaning specified in Section 2.1(b).

“Qualifying Buyer Equityholder” has the meaning specified in Section 4.7(b)(vi).

“Quebec Business Employee” means any Canada Business Employee employed in the Province of Quebec.

“Realized Cash Proceeds” has the meaning specified in Section 4.7(b)(vii).

“Reference Balance Sheet” has the meaning specified in Section 5.4(a).

“Reference Balance Sheet Date” means September 30, 2016.

“Registered Employee” means an officer or employee (i) providing services to the BD Subsidiary who is required to be registered or licensed as a “principal” (as such term is defined in FINRA Rule 1021) or “representative” (as such term is defined in FINRA Rule 1031) with FINRA or (ii) who is an investment adviser representative of the IA Subsidiary as defined in Rule 203A-3 under the Investment Advisers Act.

“Regulatory Authority” means, collectively, the SEC, the CFTC, the National Futures Association, any state securities authority or any other regulatory authority having jurisdiction over the IA Subsidiary or the BD Subsidiary, including any Self-Regulatory Organization.

“Regulatory Capital” means with respect to the BD Subsidiary, “net capital” as defined in Rule 15c3-1 under the Exchange Act.

“Remaining Automatic Transfer Employee” has the meaning specified in Section 8.4(c).

“Required Information” has the meaning specified in Section 7.7(d).

“Required Third Party Consents” has the meaning specified in Section 7.3(a).

“Requirements of Law” means any foreign, federal, state and local laws (including common laws), statutes, regulations, rules, acts, codes, requirements, conditions, judgments, injunctions, rulings, decrees, writs or ordinances enacted, adopted, issued or promulgated by any Governmental Body.

“Resignation Letters” means the resignation letters substantially in the form of Exhibit K, given by each of the Resigning Persons confirming their resignation from their respective office as directors, managers and/or officers of the Business Subsidiaries with effect from the Closing.

“Resigning Persons” means all of the directors, managers and officers of each Business Subsidiaries immediately prior to the Closing (other than any officer who is also a Continuing Employee).

“Resolution Period” has the meaning specified in Section 4.5(b).

“Restricted Party” shall mean any Person or Governmental Body that is the subject of Sanctions Law, or is owned or controlled by a Person who is the subject of Sanctions Law, or (b) any person located in or organized under the laws of any country that is the subject of Sanctions Law.

“Retained Business” means any business of Seller Parent and its Affiliates other than the Business.

“Retained Employees” means those individuals identified in a list, as of February 8, 2017, provided to Buyer by Seller Parent.

“Retained Names and Marks” has the meaning specified in Section 8.1.

“Retirement & Investment Commercial Agreement” means the agreement between Seller Parent and Buyer substantially in the form of Exhibit D providing for, in each case after the Closing, integrated service offerings by Seller Parent and its Affiliates, on the one hand, and Buyer and its applicable Affiliates, on the other hand, with respect certain retirement and investment services.

“Reverse Termination Fee” has the meaning specified in Section 12.4(a).

“Review Period” has the meaning specified in Section 4.5(b).

“RIC” has the meaning specified in Section 7.3(h).

“RIC Consent” has the meaning specified in Section 7.3(h).

“Sale of Buyer” has the meaning specified in Section 4.7(b)(viii).

“Sample Working Capital Statement” means the sample statement of Net Working Capital as of September 30, 2016, included in Exhibit E.

“Sanctions Laws” has the meaning specified in Section 5.14(d).

“SEC” means the United States Securities and Exchange Commission.

“Securities” has the meaning set forth in Section 5.2.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Self-Regulatory Organization” means the New York Stock Exchange LLC, FINRA or any other similar agency, body, exchange, clearinghouse or authority having jurisdiction over the IA Subsidiary or the BD Subsidiary.

“Seller Ancillary Agreements” means all agreements, instruments and documents being or to be executed and delivered by Seller Parent or any Selling Party under this Agreement or in connection herewith.

“Seller Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and each other benefit or compensation plan, scheme, program, policy, agreement, arrangement or contract (including but not limited to any bonus, deferred compensation, stock bonus, stock purchase, restricted stock, stock option or other equity-based agreement, arrangement or contract, any vacation, paid time off, welfare or fringe benefit program, policy or arrangement, and any employment, termination, retention, bonus, change in control or severance plan, program, policy, agreement, arrangement or contract) (i) that is sponsored, maintained or contributed to by Seller Parent or any of its Affiliates or under or with respect to which Seller Parent or any of its Affiliates has any liability or obligation, and (ii) in which one or more Business Employees or Former Business Employees participates or is entitled to receive benefits.

“Seller Disclosure Letter” means the Seller Disclosure Letter dated as of the date of this Agreement delivered by Seller Parent to Buyer.

“Seller Parent” has the meaning specified in the first paragraph of this Agreement.

“Seller Parent Benefit Plan” means any Seller Benefit Plan that is not a Business Subsidiary Plan.

“Seller Parent FSA” has the meaning specified in Section 8.3(l).

“Seller Parent Guaranties” has the meaning specified in Section 8.8(a).

“Seller Parent Indemnified Parties” has the meaning specified in Section 11.2(a).

“Seller Parent Only Services Client Contract” means any Contract, or series of related Contracts, under which services are provided solely by one or more Retained Businesses to clients thereof.

“Seller Parent Only Services Vendor Contract” means any Contract, or series of related Contracts, under which assets, services, rights or benefits are provided solely to one or more Retained Businesses by a Third Party.

“Seller Parent Nonqualified Deferred Compensation Plans” has the meaning set forth in Section 8.3(n).

“Seller Parent Options” has the meaning specified in Section 8.5(a).

“Seller Parent Savings Plan” has the meaning specified in Section 8.3(m).

“Seller Parent Shared Client Contracts” means any Client Contract, other than a Multiparty Shared Client Contract, that (i) constitutes a Purchased Asset that is not capable of being sold, assigned, transferred or conveyed in the absence of the approval, consent or waiver of any Third Parties without conflicting with, violating, constituting a default under or breaching such Contract or violating applicable Requirements of Law and with respect to which all such necessary approvals, consents and waivers of such Third Parties have not been obtained at or prior to the Closing, (ii) is assigned or transferred to Seller Parent or one of its Affiliates (other than a Business Subsidiary) prior to the Closing pursuant to Section 7.6 or (iii) is a Shared Client Contract and an Excluded Asset.

“Seller Parent Spin-Off Plans” means the Seller Parent Savings Plan, the Seller Parent FSA and the Seller Parent Nonqualified Deferred Compensation Plans.

“Seller Parent Stock-Based Awards” has the meaning specified in Section 8.5(b).

“Seller Parent’s Accountants” has the meaning specified in Section 4.5(b).

“Seller Parent’s FSA” has the meaning specified in Section 8.3(l).

“Selling Parties” has the meaning specified in the first recital hereto.

“Shared Client Claims” has the meaning specified in Section 11.8(b).

“Shared Client Contracts” means all Client Contracts under which the Business and one or more Retained Businesses agree to provide or provides services to or on behalf of clients.

“Shared Contracts” means (a) all Shared Client Contracts, (b) all Contracts under which a Third Party agrees to provide or provides assets, services, rights or benefits to both the Business and one or more Retained Businesses and (c) all other Contracts that relate in part to the Business, but that do not exclusively relate to the Business, excluding in each case the Specified Excluded Contracts. For the avoidance of doubt, the Shared Contracts may include Contracts (i) that are Shared Contracts that are Business Party Only Contracts, (ii) to which the only parties that are Affiliates of Seller Parent are not Business Subsidiaries and (iii) to which both (A) one or more Business Subsidiaries and (B) one or more Affiliates of Seller Parent (other than Business Subsidiaries) are parties.

“Sidley” has the meaning specified in Section 13.17(a).

“Software” means computer software programs, whether in source code, object code or human readable form, and whether embodied in software, firmware, or otherwise, including software compilations, algorithms, software implementations of algorithms, software tool sets, compilers, and software models and methodologies, including, with respect to any of the foregoing, translations, ported versions, and modifications and any related documentation.

“Specified Excluded Contracts” has the meaning specified in Section 2.1(c)(ii).

“Specified Expenses” has the meaning specified in Section 12.4(b).

“Specified Litigation” has the meaning specified in Section 11.1(a)(v).

“Straddle Period” means any taxable year or period beginning before and ending after the Closing Date.

“Subcontract Agreement” means the Subcontract Agreement in the form of Exhibit F-1.

“Subleases” means the Subleases and sub-Sublease described on Schedule 1.1(i), each in the form of Exhibit G as modified to reflect the terms set forth on Schedule 1.1(i).

“Subject Client Claims” has the meaning specified in Section 11.8(a).

“Target Working Capital” means an amount equal to $272,179,000.00.

“Tax” (and, with correlative meaning, “Taxes”) means (a) any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, value added, transfer or excise tax, or any other similar tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest and penalties thereon and additions thereto, imposed by any Governmental Body and (b) any item described in clause (a) payable by reason of contract assumption (excluding any ordinary course contract the primary subject matter of which is not tax), transferee or successor liability, operation of law, or Treasury Regulations Section 1.1502-6 (or any predecessor or successor thereof or any analogous or similar provision under applicable Requirements of Law).

“Tax Accountant” means an accounting firm of international reputation mutually agreeable to Seller Parent and Buyer.

“Tax Claim” has the meaning specified in Section 8.2(c)(i).

“Tax Package” has the meaning specified in Section 8.2(b)(iv).

“Tax Refund Offset” has the meaning specified in Section 8.2(e).

“Tax Return” means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

“Termination Date” has the meaning specified in Section 12.1(e).

“Third Party” means any Person other than Seller Parent, Buyer or their respective Affiliates.

“Threshold Amount” has the meaning specified in Section 4.7(b)(x).

“Total Realized Cash Proceeds” has the meaning specified in Section 4.7(b)(xi).

“Trade Secrets” means any and all confidential ideas, trade secrets, inventions (whether or not patentable and whether or not reduced to practice), know-how, concepts, methods, processes, formulae, reports, data, customer lists, mailing lists, business plans and other proprietary information throughout the world that provides the owner with a competitive advantage and is subject of efforts by the owner that are reasonable under the circumstances to maintain its secrecy.

“Trademark and Domain Name Assignment Agreement” means the agreement, substantially in the form of Exhibit L, between an Asset Seller, on the one hand, and Buyer (or a Designated Purchaser), on the other hand, pursuant to which the rights of such Asset Seller in any registered Trademark and Domain Names owned by such Asset Seller that is included in the Transferred Intellectual Property are transferred to Buyer (or a Designated Purchaser).

“Trademarks” means any and all trademarks, service marks, trade dress, logos, slogans and trade names, and other indicia of origin of goods or services, together with all adaptations, derivations and combinations thereof, all applications to register or renew the registration of any of the foregoing and all goodwill associated with any of the foregoing throughout the world.

“Transaction Expenses” means the aggregate amount of (i) all third party costs, fees and expenses (excluding, for clarity, any Taxes) of the Seller Parent, any Selling Party, any Business Subsidiary and any of their respective Affiliates and their respective agents, representatives, brokers, finders, financial advisors, accountants and counsel payable by any Business Subsidiary arising from, incurred in connection with or incident to the process by which the Seller Parent, the Selling Parties or the Business Subsidiaries solicited, discussed and negotiated strategic alternatives and/or this Agreement, the Buyer Ancillary Agreements or the Seller Ancillary Agreements, and the execution and consummation of the transactions contemplated hereby (including legal, accounting, financial advisory, consulting or other out-of-pocket fees payable to advisors) and (ii) any amounts payable by the Business Subsidiaries to any current or former director, officer, service provider and/or employee of any Business Subsidiaries related to the consummation of the transactions contemplated by this Agreement, including severance, retention, change of control and similar payment obligations or bonuses (and including, without limitation, pursuant to the retention bonus agreements and programs identified in Items 1, 2, 3 and 4 of Section 5.19(c) of the Seller Disclosure Letter), plus any payroll Taxes of such Business Subsidiaries attributable to such payment, that, in each case, are unpaid as of immediately prior to the Closing.

“Transfer Regulations” means any legislation or regulation that provides for the automatic transfer of employees’ employment to Buyer or its Affiliates as a result of the transaction contemplated by this Agreement.

“Transfer Taxes” has the meaning specified in Section 8.2(a)(iv).

“Transferred Contracts” has the meaning specified in Section 2.1(b)(ii).

“Transferred Intellectual Property” has the meaning specified in Section 2.1(b)(vii).

“Transferred Leases” has the meaning specified in Section 2.1(b)(iii).

“Transition Services Agreement” means the agreement substantially in the form of Exhibit H providing for certain transition services by Seller Parent and its Affiliates to Buyer and its applicable Affiliates, and from Buyer and/or its applicable subsidiaries to Seller Parent and its Affiliates, in each case after the Closing.

“Transition Services Period” has the meaning specified in Section 8.3(p).

“Transitional Trademark License Agreement” means the agreement substantially in the form of Exhibit J providing for the license of certain Trademarks by Seller Parent or its applicable Affiliates to Buyer and its applicable Affiliates.

“Undisclosed Employee” has the meaning specified in Section 8.4(d).

“U.S.” means the United States of America.

“U.S. Business Employee” means any Business Employee employed in the United States.

“VAT” means value added tax and any other similar tax.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 and any similar state, local, or foreign law.

“Working Capital Deficit” has the meaning specified in Section 4.5(d).

“Working Capital Excess” has the meaning specified in Section 4.5(d).

Section 1.2                                    Interpretation.  In this Agreement (including the annexes, exhibits and schedules to this Agreement):

(a)                                 words denoting the singular include the plural and vice versa, and words denoting any gender include all genders;

(b)                                 “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation;”

(c)                                  “business day” means any day other than a Saturday, a Sunday or a day that is a statutory holiday under the laws of the United States or the State of New York;

(d)                                 when calculating the period of time within which or following which any act is to be done or step taken, the date that is the reference day in calculating such period shall be excluded and, if the last day of such period is not a business day, the period shall end on the next day that is a business day;

(e)                                  all dollar amounts are expressed in United States dollars, and all amounts payable hereunder shall be paid in United States dollars;

(f)                                   money shall be tendered by wire transfer of immediately available federal funds to the account designated in writing by the party that is to receive such money;

(g)                                  references herein to articles, sections, annexes, exhibits and schedules mean the articles and sections of, and the annexes, exhibits and schedules attached to, this Agreement;

(h)                                 the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement refer to this Agreement as a whole and not only to a particular section in which such words appear;

(i)                                     “the transactions contemplated hereby”, “the transactions contemplated by this Agreement” and similar usages in this Agreement shall include the transactions contemplated by the plan of reorganization as detailed in Schedule 7.6;

(j)                                    the phrase “ordinary course of business” as used in this Agreement means ordinary course of business consistent with past practice; and

(k)                                 the phrase “made available” means made available to Buyer in the online dataroom established for “Project Tempo” prior to 6:00 p.m. Chicago time on February 8, 2017.

ARTICLE II
PURCHASE AND SALE

Section 2.1                                    Purchase and Sale of the Equity Interests and Purchased Assets.

(a)                                 Equity Interests.  On the terms and subject to the conditions of this Agreement, on the Closing Date, Seller Parent agrees to cause the Equity Sellers to sell, transfer, convey and deliver to Buyer (or one or more Designated Purchasers), and Buyer agrees to (or cause one or more Designated Purchasers to) purchase from the Equity Sellers, all of the Equity Sellers’ right, title and interest in the Equity Interests, free and clear of all Encumbrances except for any Encumbrance imposed by, or resulting from, agreements entered into by Buyer or one of its Affiliates.

(b)                                 Purchased Assets.  On the terms and subject to the conditions of this Agreement, on the Closing Date, Seller Parent agrees to cause the Asset Sellers to sell, transfer, convey and deliver to Buyer (or one or more Designated Purchasers), and Buyer agrees to (or cause one or more Designated Purchasers to) purchase from the Asset Sellers, all of the Asset Sellers’ right, title and interest as of the Closing in the following property and assets, in each case other than the Excluded Assets and the Equity Interests (collectively, the “Purchased Assets”), free and clear of all Encumbrances other than Permitted Encumbrances:

(i)                                     All of the assets of the type reflected on the Reference Balance Sheet, including accounts receivable (including the Interim Termination Fee Accounts Receivable), work-in-process, prepaid expenses and any other current assets, to the extent related to the Business, any asset included in the Final Working Capital, all cash and cash equivalents included in the Final Cash Amount and the Interim Termination Fee Collection Amount;

(ii)                                  All Contracts primarily related to the Business and those Contracts set forth on Schedule 2.1(b)(ii) (other than (x) real estate leases and subleases, (y) the Specified Excluded Contracts and (z) the Multiparty Shared Client Contracts) (collectively with the Transferred Leases, the “Transferred Contracts”), subject to Section 2.2 and the rights and obligations under the Buyer Ancillary Agreements, all rights under Shared Contracts to the extent relating to or arising out of the Business and all rights with respect to confidentiality and non-use provisions under nondisclosure, confidentiality or similar agreements entered into with bidders or other third parties in connection with the sale of the Business;

(iii)                               The real estate leases and subleases listed on Schedule 2.1(b)(iii) (the “Transferred Leases”);

(iv)                              To the extent legally transferable, all Governmental Permits primarily related to the Business;

(v)                                 All personnel, benefits and payroll records of Continuing Employees, in each case to the extent permitted by Requirements of Law; and, except to the extent excluded pursuant to Section 2.1(c)(ix), all other books and records (whether in hardcopy or digital format and whether stored in network facilities or otherwise) primarily related to the Business and in the possession or control of any of the Asset Sellers (collectively, “Books and Records”); provided that the Selling Parties and their respective Affiliates shall have the right to keep and use a copy of all Books and Records where necessary to comply with any Requirements of Law or reasonably necessary for use in connection with each Selling Party’s preparation of Tax Returns, the administration of any Seller Parent Benefit Plans, the preparation of the Selling Parties’ financial statements, the fulfillment of obligations under the Transition Services Agreement or in connection with investigations or litigation or for any regulatory purpose;

(vi)                              All rights of the Asset Sellers under any refunds, deposits, claims, causes of action, rights of set off and rights of recoupment, in each case, to the extent primarily related to the Business;

(vii)                           All Intellectual Property owned or purported to be owned by any Asset Seller that is primarily related to the Business, together, in each case, with all Ancillary IP Rights in and to such Intellectual Property (the “Transferred Intellectual Property”);

(viii)                        All Software owned or purported to be owned by the Asset Sellers primarily related to the Business;

(ix)                              All goodwill of the Business;

(x)                                 Each Business Subsidiary Plan and the assets, if any, thereof and all assets specifically required to be transferred to Buyer pursuant to Section 8.3 (including the portion of any Seller Parent Spin-Off Plans);

(xi)                              All personal property, including machinery, equipment, furniture, tools, laptop computers, mobile phones, computer hardware and network infrastructure and other hardware and tangible property included in the IT Systems, that is owned by the Asset Sellers and primarily related to the Business;

(xii)                           All marketing and advertising materials primarily related to the Business, subject to the terms of Section 8.1 and the Transitional Trademark License Agreement; and

(xiii)                        All assets of a type not specifically described in clauses (i) through (xii) above that are primarily related to the Business.

For purposes of this Agreement, (x) a Client Contract is “primarily related to the Business” if (and only if) the revenue received in respect of the Business in respect of such Client Contract during the twelve-month period ended December 31, 2016 exceeds the revenue received in respect of such Client Contract by Seller Parent and its Affiliates other than in respect of the Business during such twelve-month period, (y) personal computing assets, including laptop computers and mobile phones, are “primarily related to the Business” if (and only if) they are primarily used by a Continuing Employee and (z) whether any property, asset, goodwill or right owned by Seller Parent or any Selling Party meets a standard of “primarily related to” or “primarily used or held for use in” (or any similar standards) for purposes of establishing whether it constitutes a Purchased Asset or Excluded Asset, shall be determined by considering the twelve-month period immediately prior to the Closing, and not merely the Closing Date.

(c)                                  Excluded Assets.  Buyer expressly understands and agrees that, notwithstanding anything to the contrary provided in Section 2.1(b), the following assets, rights and properties of the Asset Sellers (the “Excluded Assets”) shall be retained by Seller Parent, the Asset Sellers and their Affiliates (other than the Business Subsidiaries), and shall be excluded from the Purchased Assets:

(i)                                     All cash and cash equivalents, including all cash and cash equivalents held in or as bank and other depositary accounts and safe deposit boxes, demand accounts, certificates of deposit, time deposits, and securities and brokerage accounts, and investments (other than the Equity Interests), except, in any case, (i) to the extent reflected in the calculation of the Final Cash Amount or (ii) any fiduciary assets or cash otherwise held on behalf of clients of the Business (for the avoidance of doubt, the parties acknowledge that the assets and cash referred to in this clause (ii) will be transferred, conveyed and delivered to Buyer at Closing);

(ii)                                  Without limiting any rights under Section 2.2, all rights under Contracts that are not Transferred Contracts, including (A) the Contracts listed on Schedule 2.1(c)(ii) (such Contracts, the “Specified Excluded Contracts”), (B) all Contracts that are not primarily related to the Business, and (C) all of the right, title and interest of Seller Parent and its Affiliates (other than the Business Subsidiaries) in any Multiparty Shared Client Contract;

(iii)                               Other than the real estate leases listed on Schedule 2.1(b)(iii), (A) all of the Asset Sellers’ right, title and interest in owned and leased real property and other interests in real property, and (B) all such right, title and interest under each real property lease, sublease or other Contract pursuant to which any of the Asset Sellers leases, subleases (as sub-landlord or sub-tenant) or otherwise occupies any such leased real property, including all improvements, fixtures and appurtenances thereto and rights in respect thereof;

(iv)                              All rights to the names “Aon”, “Hewitt” and any related or similar Trademarks or Domain Names, to the extent the same incorporate the name “Aon,” “Hewitt” or any variation thereof, together with any Contracts granting rights, or in which rights are granted, to the use the same (including any Intellectual Property to the extent incorporating the name “Aon,” “Hewitt” or any variation thereof) (collectively, the “Excluded Trademarks”), but without prejudice to Buyer’s and its Affiliates’ rights under Section 8.1 or the Transitional Trademark License Agreement;

(v)                                 All refunds (or credits) of Taxes to which any Asset Seller is entitled under Section 8.2 or otherwise with respect to the Excluded Assets;

(vi)                              Subject to Section 8.6, all of the Asset Sellers’ and their respective Affiliates’ rights under any policies of insurance purchased by or on behalf of any Asset Seller or their respective Affiliates, or any benefits, proceeds or premium refunds payable or paid thereunder or with respect thereto;

(vii)                           Each Seller Parent Benefit Plan and the assets thereof, except for the portion of any Seller Parent Spin-Off Plans specifically required to be transferred to the Buyer pursuant to Section 8.3;

(viii)                        The corporate charter, qualifications to conduct business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, Tax Returns and other Tax records (other than sales Tax Returns primarily relating to the Purchased Assets (provided Seller Parent will provide copies of such Tax Returns to the extent relating to the Business)), seals, minute books, stock transfer books and similar documents of each Asset Seller;

(ix)                              All personnel, benefits and payroll records of any current or former employees of Seller Parent or its Affiliates who are not Continuing Employees;

(x)                                 All rights of Seller Parent and each other Asset Seller under this Agreement or any other agreement between Seller Parent and/or any other Asset Seller, on the one hand, and Buyer and/or its Affiliates, on the other hand, entered into on or after the date of this Agreement in accordance with the terms hereof;

(xi)                              All Governmental Permits that are not legally transferable;

(xii)                           Other than the equity interests of the Business Subsidiaries, all equity interests of, or held by, any Asset Seller or any of its Affiliates;

(xiii)                        All Intellectual Property except to the extent provided in Section 2.1(b)(vii) and all Software except to the extent provided in Section 2.1(b)(viii), including (A) the Copyrights listed on Schedule 2.1(c)(xiii), (B) the Patent Rights listed on Schedule 2.1(c)(xiii) and (C) the Trademarks listed on Schedule 2.1(c)(xiii);

(xiv)                       All rights to receive payments of Seller Parent or any of its Affiliates pursuant to a hedging or other currency exchange agreement; and

(xv)                          Any ownership interests in Aon Trust Company.

Section 2.2                                    Non-Assignable Assets; Subcontracting and Assignment of Certain Shared Client Contracts.

(a)                                 No Agreement to Transfer.  Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall not constitute an agreement to sell, transfer, assign or deliver any Equity Interest (other than the BD Equity Interests, which shall be governed by Section 4.6), Purchased Asset or any claim or right or benefit arising thereunder or resulting therefrom if an attempted sale, transfer, assignment or delivery thereof (without the consent, approval or waiver of a Third Party), would conflict with, violate, constitute a default under or breach a Contract or violate applicable Requirements of Law, without first obtaining all such necessary approvals, consents and waivers of such Third Parties, and this Agreement shall not be deemed to constitute a sale, assignment, transfer or delivery or attempted sale, assignment, transfer or delivery thereof and the applicable provisions of this Section 2.2 shall apply in regard to all such interests and assets.

(b)                                 Multiparty Shared Client Contracts.  At the Closing, Seller Parent or one of its Affiliates (other than a Business Subsidiary), on the one hand, and Buyer or one of its Affiliates, on the other hand, shall enter into the Multiparty Shared Client Contract Relationship Agreement substantially in the form of Exhibit F-2 pursuant to which, during the period commencing on the Closing Date and continuing until the expiration or termination of such Multiparty Shared Client Contract Relationship Agreement in accordance with its terms, Buyer or its applicable Affiliate and Seller Parent or its applicable Affiliate shall agree to certain obligations regarding the Multiparty Shared Client Contracts.  Notwithstanding anything to the contrary herein, each of Seller Parent and Buyer acknowledges and agrees that (i) neither Seller Parent nor any Selling Party shall be obligated by virtue of this Agreement to sell, transfer, convey or deliver any Multiparty Shared Client Contract to Buyer or any of its Affiliates, (ii) as of the Closing, the applicable Business Subsidiaries will continue to be parties to such Multiparty Shared Client Contract for purposes of providing the services relating to the Business and the applicable Affiliates of Seller Parent will continue to be parties to such Multiparty Shared Client Contract for purposes of providing the services relating to the Retained Businesses, (iii) Buyer shall not be obligated by virtue of this Agreement to pay, perform or observe any liabilities or obligations with respect to such Multiparty Shared Client Contract except to the extent relating to the Business, (iv) after the Closing, neither Seller Parent nor any of its Affiliates shall be obligated by virtue of this Agreement to pay, perform or observe any liabilities or obligations with respect thereto to the extent relating to the Business, (v) no party to any such Multiparty Shared Client Contract is relinquishing any right, being released from any obligation, or waiving any claim hereunder with respect to any such Multiparty Shared Client Contract; (vi) Seller Parent and/or any applicable Affiliate of Seller Parent will cooperate with Buyer in a mutually agreeable arrangement under which the Business Subsidiary party to any such Multiparty Shared Client Contract will, in compliance with Requirements of Law, obtain the benefits under such Contract to the extent relating to the Business and not directly accruing to such Business Subsidiary thereunder, such that (A) Seller Parent and/or any applicable Affiliate of Seller Parent will enforce for the benefit (and at the expense) of such Business Subsidiary any and all of its or their rights against a Third Party associated with such Contract to the extent relating to the Business and not enforceable directly by such Business Subsidiary and (B) Seller Parent and/or any applicable Affiliate of Seller Parent will promptly pay to such Business Subsidiary when received all monies received by them under any such Contract to the extent relating to the Business; and (vii) Buyer and/or any applicable Affiliate of Buyer will cooperate with Seller Parent in a mutually agreeable arrangement under which the Affiliates of Seller Parent (other than a Business Subsidiary) party to any such Multiparty Shared Client Contract will, in compliance with Requirements of Law, obtain the benefits under such Contract to the extent relating to any Retained Business and not directly accruing to such Affiliate thereunder, such that (A) Buyer and/or any applicable Affiliate of Buyer will enforce for the benefit (and at the expense) of such Affiliate of Seller Parent any and all of its or their rights against a Third Party associated with such Contract to the extent relating to any Retained Business and not enforceable directly by such Affiliate of Seller Parent and (B) Buyer and/or any applicable Affiliate of Buyer will promptly pay to such Affiliate of Seller Parent when received all monies received by them under any such Contract to the extent relating to any Retained Business.

(c)                                  Seller Parent as Subcontractor. At the Closing, Seller Parent or one of its Affiliates (other than a Business Subsidiary), on the one hand, and Buyer or one of its Affiliates, on the other hand, shall enter into a Subcontract Agreement substantially in the form of Exhibit F-1 pursuant to which, during the period commencing on the Closing Date and continuing until the expiration or termination of such Subcontract Agreement in accordance with its terms, (i) Seller Parent or its applicable Affiliate shall perform, as a subcontractor, all obligations of Buyer and its Affiliates under the Conveyed Shared Client Contracts to the extent such obligations relate to any Retained Business, and Buyer and its Affiliates shall promptly remit or provide to Seller Parent or its applicable Affiliate all payments and other benefits received by Buyer and its Affiliates with respect to the obligations performed by Seller Parent or its applicable Affiliate thereunder and (ii) Buyer or its applicable Affiliate shall perform, as a subcontractor, all obligations of Seller Parent and its Affiliates under the Seller Parent Shared Client Contracts to the extent such obligations relate to the Business, and Seller Parent and its Affiliates shall promptly remit or provide to Buyer or its applicable Affiliate all payments and other benefits received by Seller Parent and its Affiliates with respect to the obligations performed by Buyer or its applicable Affiliate thereunder, all in accordance with the terms of such Subcontract Agreement.

(d)                                 Shared Contracts that Prohibit Subcontracting and Other Nonassignable Assets.

(i)                                     Notwithstanding anything to the contrary stated in this Agreement, if (A) any Conveyed Shared Client Contract prohibits Seller Parent or its Affiliates from acting as a subcontractor in the absence of the approval, consent or waiver of one or more Third Parties without conflicting with, violating, constituting a default under or breaching such Contract or violating applicable Requirements of Law, and (B) all necessary approvals, consents and waivers of such Third Parties have not been obtained at or prior to the Closing, then Seller Parent and Buyer will cooperate in a mutually agreeable arrangement under which Seller Parent (or one or more of its Affiliates) would, in compliance with Requirements of Law, obtain the benefits and assume the obligations and bear the economic burdens relating to any Retained Business under which (1) Buyer would, and would cause its Affiliates to, enforce for the benefit (and at the expense) of Seller Parent (or one or more of its Affiliates) any and all of their rights against a Third Party to the extent relating to any Retained Business, (2) Buyer would, and would cause its Affiliates to, promptly pay to Seller Parent (or one or more of its Affiliates) when received all monies received by them under any such Conveyed Shared Client Contract  to the extent relating to such Retained Business and (3) Seller Parent (or one or more of its Affiliates) would assume and perform or cause to be performed (at its expense) all of Buyer’s and its Affiliates’ obligations thereunder, and assume and satisfy all liabilities thereunder, in each case to the extent relating to any Retained Business.

(ii)                                  Notwithstanding anything to the contrary stated in this Agreement, if (A) (1) any Seller Parent Shared Client Contract prohibits the Buyer or the Business Subsidiaries from acting as a subcontractor in the absence of the approval, consent or waiver of one or more Third Parties without conflicting with, violating, constituting a default under or breaching such Contract or violating applicable Requirements of Law, and (B) all necessary approvals, consents and waivers of such Third Parties have not been obtained at or prior to the Closing, then the Asset Sellers and Buyer will cooperate in a mutually agreeable arrangement under which Buyer (or one or more Designated Purchasers) would, in compliance with Requirements of Law, obtain the benefits and assume the obligations and bear the economic burdens associated with the Business in accordance with this Agreement, under which (1) the Asset Sellers would enforce for the benefit (and at the expense) of Buyer (or one or more Designated Purchasers) any and all of their rights against a Third Party associated with such Contract to the extent relating to the Business, (2) the Asset Sellers would promptly pay to Buyer (or one or more Designated Purchasers) when received all monies received by them under any such Contract to the extent relating to the Business and (3) Buyer would assume and perform or cause to be performed (at its expense) all of Seller Parent’s and its Affiliates’ obligations thereunder, and assume and satisfy all liabilities thereunder, in each case to the extent relating to the Business.

(iii)                               Notwithstanding anything to the contrary stated in this Agreement, if (A) any Purchased Asset (other than any Purchased Asset that is addressed in clause (i) or (ii) above, but including for the avoidance of doubt a Seller Parent Only Services Vendor Contract) or any claim or right or benefit arising thereunder or resulting therefrom prohibits Seller Parent or its Affiliates from selling, transferring, assigning or delivering such Purchased Asset in the absence of the approval, consent or waiver of one or more Third Parties without conflicting with, violating, constituting a default under or breaching such Contract or violating applicable Requirements of Law, and (B) all necessary approvals, consents and waivers of such Third Parties have not been obtained at or prior to the Closing, then Seller Parent and Buyer will cooperate in a mutually agreeable arrangement under which Seller Parent (or one or more of its Affiliates) or Buyer (or one or more Designated Purchasers), as applicable, would, in compliance with Requirements of Law, obtain the benefits and assume the obligations and bear the economic burdens relating to any Retained Business or the Business, respectively under which (1) Buyer or Seller Parent, as applicable, would, and would cause its Affiliates to, enforce for the benefit (and at the expense) of Seller Parent or Buyer (respectively) (or one or more of its Affiliates) any and all of their rights against a Third Party to the extent relating to any Retained Business or the Business, respectively, (2) Buyer or Seller Parent, as applicable, would, and would cause its Affiliates to, promptly pay to Seller Parent or Buyer (respectively) (or one or more of its Affiliates) when received all monies received by them under any such Purchased Asset and to the extent relating to such Retained Business or Business, respectively and (3) Seller Parent or Buyer, as applicable (or one or more of its Affiliates) would assume and perform or cause to be performed (at its expense) all of Buyer’s or Seller Parent’s, respectively, and its Affiliates’ obligations thereunder, and assume and satisfy all liabilities thereunder, in each case to the extent relating to any Retained Business or the Business, respectively.

(e)                                  Post-Closing Efforts to Obtain Consents and Transfer or Subcontract. Additionally, Seller Parent shall, and shall cause the applicable Selling Party to, following the Closing (for up to a period of twelve months), use commercially reasonable efforts to assist Buyer in attempting to obtain the necessary approvals, consents and waivers to effect the sale, assignment, transfer and conveyance of a Contract that constitutes a Purchased Asset or, as applicable, any subcontracting arrangements contemplated by clause (b) or (c) above, (provided that neither Seller Parent nor any Selling Party shall be required to expend money, commence or participate in any litigation, offer or grant any accommodation or undertake any obligation or liability (in each case financial or otherwise) to any Third Party to obtain any approval, consent or waiver). If and when such necessary approvals, consents and waivers are obtained after the Closing to effect the sale, assignment, transfer and conveyance of a Contract that constitutes a Purchased Asset or, as applicable, any subcontracting arrangements contemplated by clause (b) or (c) above, such sale, assignment, transfer and conveyance or such contracting arrangement shall be reasonably promptly effected in accordance with the terms of this Agreement.

Section 2.3                                    Assumption of Liabilities.

(a)                                 Generally.  On the terms and subject to the conditions of this Agreement, at the Closing, Buyer shall assume, and hereby agrees, effective as of the Closing, to pay, perform and observe fully and timely all liabilities and obligations, known or unknown, asserted or unasserted, absolute or contingent, of the Selling Parties to the extent relating to or arising out of the Business or the Purchased Assets, whether arising before, on or after the Closing Date, other than liabilities or obligations constituting Excluded Liabilities (collectively, the liabilities and obligations so assumed being referred to as the “Assumed Liabilities”); provided that nothing in this Section 2.3(a) shall limit Buyer’s rights under ARTICLE XI.  To the extent that any Selling Party or their respective Affiliates pays any Assumed Liability on or following the Closing Date, Buyer shall reimburse Seller Parent for any amount so paid promptly upon demand and to the extent that Buyer pays any Excluded Liability on or following the Closing Date, Seller Parent shall reimburse Buyer for any amount so paid promptly upon demand.  Without limiting the generality of the foregoing, the following liabilities (except to the extent any of the following liabilities are Excluded Liabilities) constitute Assumed Liabilities:

(i)                                     Except as provided in, and subject to, Section 2.2, all liabilities and obligations of the Selling Parties under or in respect of the Transferred Contracts, the Shared Contracts and the Multiparty Shared Client Contracts, in each case to the extent relating to or arising out of the Business or the actions or omissions of Buyer or any of its Affiliates;

(ii)                                  All liabilities and obligations of the type reflected in the Reference Balance Sheet to the extent related to the Business or the Purchased Assets;

(iii)                               Except as provided in Section 8.3 or Section 8.4, all liabilities and obligations with respect to Continuing Employees;

(iv)                              All liabilities and obligations arising from litigation, arbitration, administrative, workers’ compensation or other proceedings, pending or threatened against the Business or the Purchased Assets and all performance obligations under any non-financial settlement obligation to the extent relating to the Business or the Purchased Assets;

(v)                                 Any claims to the extent related to services provided by the Business before, on or after the Closing Date;

(vi)                              Except as provided in Section 8.3 or Section 8.4, any claims asserted by Business Employees or Former Business Employees (who were employed by the Business Subsidiary at the time of such Former Business Employee’s termination of employment), in each case, for acts or omissions occurring on or before the Closing Date;

(vii)                           All liabilities and obligations to the extent related to the ownership or condition of the tangible Purchased Assets before, on or after the Closing Date;

(viii)                        Any liability or obligation of any Selling Party or their respective Affiliates to pay or perform any obligation or liability (A) pursuant to any guaranty or obligation or lien, security interest or other encumbrance on, or in respect of, any collateral of a Selling Party (other than the Purchased Assets) to ensure performance given or made by a Selling Party, in each case, to the extent related to the Business (including pursuant to a letter of credit or surety bond), or (B) that otherwise arises as a matter of law or contract, in each case, to the extent related to the Business, but in no event shall the provisions of this subsection include any obligation to repay any borrowed money;

(ix)                              All liabilities and obligations specifically assumed by Buyer pursuant to Section 8.3 or Section 8.4; and

(x)                                 Any liability or obligation with respect to Taxes for which Buyer is liable under Section 8.2.

(b)                                 Excluded Liabilities.  Notwithstanding anything to the contrary provided in Section 2.3(a), Assumed Liabilities shall not include, and neither Buyer nor any Business Subsidiary shall assume, the following liabilities and obligations of Seller Parent or any of its Affiliates (the “Excluded Liabilities”):

(i)                                     Any liability or obligation with respect to Indebtedness (except to the extent taken into account in the calculation of the Final Indebtedness);

(ii)                                  Any liability or obligation with respect to Taxes for which Seller Parent is liable under Section 8.2;

(iii)                               Any liability or obligation with respect to Transaction Expenses (except to the extent taken into account in the calculation of the Final Transaction Expenses Amount);

(iv)                              Any liability or obligation of Seller Parent or any Selling Party under this Agreement or under any other agreement between Seller Parent and/or any other Selling Party, on the one hand, and Buyer and its Affiliates, on the other hand, entered into on or after the date of this Agreement in accordance with the terms hereof;

(v)                                 All intercompany accounts among the Selling Parties or their respective Affiliates relating to the Business;

(vi)                              All liabilities and obligations of Seller Parent and its Affiliates under or in respect of the Shared Contracts and the Multiparty Shared Client Contracts to the extent relating to or arising out of the Retained Business or the actions or omissions by Seller Parent or any of its Affiliates after the Closing;

(vii)                           All liabilities and obligations related to or at any time arising under, with respect to or in connection with the Seller Parent Benefit Plans or any other benefit or compensation plan, program, policy, agreement, Contract or arrangement at any time sponsored, maintained, contributed to or required to be contributed to by Seller Parent, any of its Affiliates (including the Business Subsidiaries), or any of the ERISA Affiliates or with respect to which Seller Parent, any of its Affiliates (including the Business Subsidiaries) or any of the ERISA Affiliates has any liability or obligation (including any “controlled group” liability under ERISA), except with respect to the Business Subsidiary Plans and as expressly assumed by Buyer pursuant to Section 8.3 or Section 8.4, but, for the avoidance of doubt, the following shall not be considered “Excluded Liabilities”: any liabilities or obligations related to the services provided by the Business;

(viii)                        All liabilities, Taxes or obligations arising from or related to the Pre-Closing Reorganization;

(ix)                              Any liability or obligation with respect to Retained Employees that is not related to the Business;

(x)                                 Any liability or obligation with respect to any former employee, who was employed by Seller Parent or any of its Affiliates (other than the Business Subsidiaries) as of their date of termination of employment, who provided services primarily to or on behalf of the Business;

(xi)                              Liabilities and obligations to the extent related to the Excluded Assets (except as provided in Section 2.2); and

(xii)                           Liabilities and obligations arising from or related to (A) any real property previously owned by the Business or any Business Subsidiary and (B) any business or assets previously sold by the Business or any Business Subsidiary to a third party, including liabilities and obligations relating to the Prior Transaction Agreements, except to the extent arising from Buyer’s failure to comply with its obligations under Section 8.12; and

(xiii)                        Any liability or obligation arising from or related to the ownership or operation of Aon Trust Company;

(xiv)                       The liabilities and obligations set forth on Schedule 2.3(b)(xiv).

Seller Parent shall (or shall cause the Selling Parties to) pay, perform and observe fully and timely all Excluded Liabilities.

Section 2.4                                    Polish Asset Purchase.

(a)                                 Organized Part of the Enterprise. Seller Parent and the Buyer enter into this Agreement with the common understanding that the Purchased Assets of the Polish Asset Seller constitute an organized part of the enterprise (Pol. zorganizowana część przedsiębiorstwa) within the meaning of Polish law and Polish Tax regulations. Should any tax or legal advice received by the Seller Parent or Buyer prior to Closing indicate that such approach could be questioned by any Governmental Body, the Parties shall negotiate in good faith a revised common approach, which could include an application for an individual tax ruling by the Polish Asset Seller and/or Buyer (or Designated Purchaser).

(b)                                 At the Closing, and subject to terms and conditions of this Agreement, the Purchased Assets of the Polish Asset Seller shall be transferred with effect as of Closing Date by a separate agreement entered into by the Polish Asset Seller and the Buyer (or a Designated Purchaser) (the “Polish Transfer Agreement”). The Polish Transfer Agreement shall contain a separate Purchase Price determined in accordance with Section 3.2(b). Subject to the mutual agreement of Buyer and Seller Parent, the Polish Transfer Agreement may additionally include certain provisions and arrangements regarding the transfer of the Business Employees from the Polish Asset Seller to the Buyer (or a Designated Purchaser).

(c)                                  At the Closing, the division of the Social Fund of the Polish Asset Seller connected with the transfer of an organized part of an enterprise shall be made by a separate agreement between Polish Asset Seller and Buyer (or one or more Designated Purchasers). Such agreement shall contain a statement made by the Polish Asset Seller that all due Social Fund receivables were duly and timely paid.

ARTICLE III
PURCHASE PRICE

Section 3.1                                    Purchase Price. The aggregate purchase price for the Equity Interests and Purchased Assets shall be equal to $4,300,000,000 (Four Billion Three Hundred Million Dollars) (the “Base Purchase Price”) plus the Final Cash Amount minus Final

Indebtedness minus Final Transaction Expenses Amount plus the Working Capital Excess or minus the Working Capital Deficit (the Base Purchase Price, as so adjusted, the “Purchase Price”).  The Purchase Price shall be paid pursuant to ARTICLE IV and to Seller Parent as agent for the account of the Selling Parties.

Section 3.2                                    Allocation of Purchase Price; Transfer Tax Valuation.

(a)                                 Within ninety (90) business days following the final determination of the Purchase Price in accordance with Section 4.5 Buyer shall deliver to Seller Parent a schedule (the “Allocation Schedule”) allocating the Purchase Price (increased to take into account the Assumed Liabilities for federal income Tax purposes and the liabilities of the Business Subsidiaries, as appropriate) among the Purchased Assets and the assets of the Business Subsidiaries, as appropriate.  The Allocation Schedule shall be reasonable and shall be prepared in accordance with Section 1060 of the Code and the regulations thereunder. If, within forty-five (45) days following delivery of the Allocation Schedule, Seller Parent notifies Buyer in writing of its good faith disagreement with the Allocation Schedule, Seller Parent and Buyer shall reasonably and in good faith endeavor to resolve such disagreement. If the parties are unable to reach an agreement within sixty (60) days following Seller Parent’s notice of disagreement, however, they shall be permitted to take differing positions with respect to the allocation of the Purchase Price among the Purchased Assets and the assets of the Business Subsidiaries; provided that in all events and notwithstanding anything to the contrary herein, each of Seller Parent and Buyer shall allocate an amount equal to $75,000,000 of the Purchase Price to the Equity Interests of Aon Hewitt Intermediaries Inc. If Seller Parent does not notify Buyer of any such disagreement, the Allocation Schedule shall become final. Seller Parent and Buyer each agree to file IRS Form 8594, and all federal, state, local and foreign Tax Returns, in accordance with (i) an agreed-upon Allocation Schedule if applicable and (ii) the allocation of $75,000,000 of the Purchase Price to the Equity Interests of Aon Hewitt Intermediaries Inc.  Seller Parent and Buyer each agree to provide the other promptly with any other information required to complete IRS Form 8594.  In the event any adjustment to the Purchase Price is made pursuant to this Agreement following the determination of the Allocation Schedule under this Section 3.2(a), the Allocation Schedule shall be further revised to allocate such adjustment to the Purchased Assets and the assets of the Business Subsidiaries based upon the item to which such adjustment is attributable or, to the extent such adjustment cannot be allocated to a specific asset or jurisdiction, as the parties, acting in good faith, agree is most appropriate under the circumstances.  If the installment sale rules under Section 453 of the Code apply to any payment contemplated by Section 4.7, the parties agree that the entire amount of such payment shall be allocable to Class VII assets (within the meaning of Treasury Regulations Section 1.338-6).

(b)                                 Prior to the Closing Date, Seller Parent and Buyer shall cooperate in good faith to agree on the valuation of the Equity Interests and Purchased Assets to the extent that valuations are needed for purposes of determining the amount of Transfer Taxes or to the extent a given jurisdiction requires a separate allocation of the Purchase Price to such jurisdiction prior to the Closing.  If the parties disagree with respect to a proposed valuation, the parties shall negotiate in good faith to resolve the issue. To the extent that applicable law in a given jurisdiction requires agreement by the parties on the allocation of the Purchase Price or a determination of the amount of Transfer Taxes due, and the parties are unable to resolve the issue prior to the Closing Date, such issue shall be resolved by the Tax Accountant as promptly as practicable in advance of the Closing Date, and any such determination by the Tax Accountant shall be final. The cost of the Tax Accountant shall be borne equally by Seller Parent and Buyer. Where agreement between the parties is not required by applicable law and the parties cannot resolve the issue prior to the Closing Date, the parties shall be permitted to take differing positions with respect to the valuations establishing the amount of Transfer Taxes or the allocation of Purchase Price to a given jurisdiction; provided that in all events, each of Seller Parent and Buyer shall allocate an amount equal to $75,000,000.00 of the Purchase Price to the Equity Interests of Aon Hewitt Intermediaries Inc.

Section 3.3                                    Withholding. Notwithstanding any other provision of this Agreement, and for the avoidance of doubt, (a) each payment made pursuant to this Agreement shall be made net of any Taxes required by applicable Requirements of Law to be deducted or withheld from such payment and (b) any amounts deducted or withheld from any such payment shall be remitted to the applicable taxing authority and shall be treated for all purposes of this Agreement as having been paid.  In the event Buyer determines that amounts required to be paid pursuant to this Agreement on the Closing Date are subject to deduction or withholding in respect of Taxes, then Buyer shall notify Seller Parent of such deduction or withholding at least ten (10) days prior to the Closing Date and the parties shall cooperate in good faith to reduce or eliminate any such deduction or withholding; provided that Buyer shall have no obligation to notify Seller Parent of any deduction or withholding resulting from the failure to deliver the forms described in Section 4.4(k), and/or Section 4.4(o); provided, further that, except pursuant to the disclosure under Section 5.6(i) of the Seller Disclosure Letter, no such deduction or withholding shall be made with respect to the sale by Aon Mauritius Holdings of its Equity Interests in Aon HR Services India Private Limited.

ARTICLE IV
CLOSING

Section 4.1                                    Closing Date.  The Closing shall be consummated on a date and at a time agreed upon by Buyer and Seller Parent, but in no event later than 11:00 a.m. Chicago time on the third (3rd) business day after the date on which the conditions set forth in ARTICLE IX and ARTICLE X have been satisfied or waived (other than those conditions that by their terms are to be satisfied by actions taken at the Closing but subject to the satisfaction or waiver of those conditions at such time), at the offices of Sidley Austin LLP, One South Dearborn Street, Chicago, Illinois, or at such other time and place as shall be agreed upon by Buyer and Seller Parent; provided that if the Marketing Period has not ended at the time the Closing is otherwise required to be consummated pursuant to this Section 4.1, then, subject to the continued satisfaction or waiver of the conditions set forth in ARTICLE IX and ARTICLE X at such time (other than those conditions that by their terms are to be satisfied by actions taken at the Closing but subject to the satisfaction or waiver of those conditions at such time), the Closing shall occur instead on the earlier of (i) a date during the Marketing Period as may be specified by Buyer on at least three business days’ prior notice to Seller Parent (unless a shorter period shall be agreed to by Seller Parent) or (ii) the third business day following the final day of the Marketing Period.  The date on which the Closing is actually held is referred to herein as the “Closing Date”.

Section 4.2                                    Payment on the Closing Date.

(a)                                 Subject to fulfillment or waiver (where permissible) of the conditions set forth in ARTICLE IX, at the Closing, Buyer shall pay to Seller Parent an amount equal to the Base Purchase Price plus the Estimated Cash Amount minus Estimated Indebtedness minus Estimated Transaction Expenses Amount minus the Estimated Working Capital Deficit (if any) or plus the Estimated Working Capital Excess (if any) (the “Preliminary Purchase Price”), by wire transfer of immediately available funds to the bank account or accounts specified by Seller Parent in accordance with paragraph (b) hereof.

(b)                                 Not less than five business days prior to the Closing Date, Seller Parent shall prepare and deliver to Buyer a certificate executed by the chief financial officer or treasurer of Seller Parent containing (i) Seller Parent’s calculation of the Preliminary Purchase Price, including its calculations of the Estimated Cash Amount, Estimated Indebtedness, Estimated Transaction Expenses Amount and the Estimated Closing Working Capital, and (ii) wire transfer instructions for Seller Parent.  Seller Parent’s calculation of the Preliminary Purchase Price shall be prepared by Seller Parent in accordance with Section 4.5(g) and accompanied by reasonable backup documentation relating to the calculations therein, including each component thereof.  Following delivery of such certificate until the Closing, Seller Parent shall provide Buyer with a reasonable opportunity to review Seller Parent’s calculation of the Preliminary Purchase Price and components thereof.

Section 4.3                                    Buyer’s Additional Closing Date Deliveries.  Subject to fulfillment or waiver (where permissible) of the conditions set forth in ARTICLE IX and ARTICLE X, at the Closing Buyer shall deliver to Seller Parent all of the following:

(a)                                 if requested in writing by Seller Parent, a certificate of the secretary or an assistant secretary of Buyer and each Designated Purchaser, dated the Closing Date, in form and substance reasonably satisfactory to Seller Parent, as to (i) no amendments to the certificate of formation, certificate of partnership, certificate of incorporation or other similar charter document, as applicable, of Buyer and each Designated Purchaser since February 6, 2017; (ii) the operating agreement, by-laws, partnership agreement or other governing documents, as applicable, of Buyer and each Designated Purchaser; (iii) the resolutions of the board of managers, board of directors, managing member or general partner, as applicable, of Buyer and each Designated Purchaser authorizing the execution and performance of this Agreement, any Buyer Ancillary Agreement and the transactions contemplated hereby and thereby; and (iv) incumbency and signatures of the officers of Buyer and each Designated Purchaser executing this Agreement and any Buyer Ancillary Agreement;

(b)                                 the certificate contemplated by Section 9.6, duly executed by a duly authorized officer of Buyer;

(c)                                  the Bill of Sale, Assignment and Assumption Agreement, duly executed on behalf of Buyer;

(d)                                 the Post-Closing Commercial Agreements, duly executed on behalf of Buyer or one of its Affiliates;

(e)                                  the Subcontract Agreement, duly executed on behalf of Buyer or one of its Affiliates;

(f)                                   the Multiparty Shared Client Contract Relationship Agreement, duly executed on behalf of Buyer or one of its Affiliates;

(g)                                  the Subleases, duly executed on behalf of Buyer or one of its Affiliates;

(h)                                 the Intellectual Property Cross License Agreement, duly executed on behalf of Buyer;

(i)                                     the Transition Services Agreement, duly executed on behalf of Buyer;

(j)                                    the Canada Business Employee Services Agreement, duly executed on behalf of Buyer or an Affiliate of Buyer;

(k)                                 the DC Asset Transfer Agreement, duly executed on behalf of Buyer or an Affiliate of Buyer; and

(l)                                     the Transitional Trademark License Agreement, duly executed on behalf of Buyer.

Section 4.4                                    Seller Parent’s Closing Date Deliveries.  Subject to fulfillment or waiver (where permissible) of the conditions set forth in ARTICLE IX and ARTICLE X, at the Closing, Seller Parent shall deliver, or cause the Selling Parties to deliver, to Buyer all of the following:

(a)                                 if requested in writing by Buyer, a certificate of the secretary or an assistant secretary of Seller Parent, dated the Closing Date, in form and substance reasonably satisfactory to Buyer, as to (i) no amendments to the certificate of incorporation of Seller Parent since a specified date; (ii) the bylaws of Seller Parent; (iii) the resolutions of the board of directors of Seller Parent authorizing the execution and performance of this Agreement, any Seller Ancillary Agreement to which Seller Parent is a party and the transactions contemplated hereby and thereby; and (iv) incumbency and signatures of the officers of Seller Parent executing this Agreement and any Seller Ancillary Agreement to which Seller Parent is a party;

(b)                                 the certificate contemplated by Section 10.5, duly executed by a duly authorized officer of Seller Parent;

(c)                                  the Bill of Sale, Assignment and Assumption Agreement, duly executed on behalf of each of the Selling Parties;

(d)                                 to the extent the Equity Interests are certificated, certificates evidencing the Equity Interests, duly endorsed in blank or accompanied by powers duly executed in blank or other duly executed instruments of transfer as required in order to validly transfer title in and to the Equity Interests, and to the extent such Equity Interests are not certificated, other customary evidence of ownership;

(e)                                  the Post-Closing Commercial Agreements, duly executed on behalf of Seller Parent or an Affiliate of Seller Parent;

(f)                                   the Subcontract Agreement, duly executed on behalf of Seller Parent or an Affiliate of Seller Parent;

(g)                                  the Multiparty Shared Client Contract Relationship Agreement, duly executed on behalf of Seller Parent or one of its Affiliates;

(h)                                 the Subleases, duly executed on behalf of Seller Parent or an Affiliate of Seller Parent;

(i)                                     the Transition Services Agreement, duly executed on behalf of Seller Parent or an Affiliate of Seller Parent;

(j)                                    the Intellectual Property Cross License Agreement, duly executed on behalf of Seller Parent and its Affiliates;

(k)                                 the Canada Business Employee Services Agreement, duly executed on behalf of Seller Parent or an Affiliate of Seller Parent;

(l)                                     the DC Asset Transfer Agreement, duly executed on behalf of Aon Canada Inc.;

(m)                             the Transitional Trademark License Agreement, duly executed on behalf of Seller Parent;

(n)                                 the Trademark and Domain Name Assignment Agreement, duly executed on behalf of the applicable Asset Seller;

(o)                                 an affidavit, in a form and substance reasonably satisfactory to Buyer, from each of the Selling Parties that is a U.S. person within the meaning of Section 7701(a)(30) of the Code certifying that such Selling Party is not a foreign person for purposes of Section 1445 of the Code, and an affidavit, in a form and substance reasonably satisfactory to Buyer, from each Business Subsidiary that is a U.S. person within the meaning of Section 7701(a)(30) of the Code and that is being sold by a Selling Party that is not a U.S. person, that such Business Subsidiary is not a United States real property holding corporation for purposes of Section 1445 of the Code;

(p)                                 (i) valid Tax Residency Certificate of Aon Mauritius Holdings issued by the Mauritius revenue authorities; and (ii) a duly prepared Form 10F; and

(q)                                 the Resignation Letters signed by the Resigning Persons.

Section 4.5                                    Adjustment to the Preliminary Purchase Price.

(a)                                 On or before ninety (90) days following the Closing Date, Buyer shall prepare and deliver to Seller Parent a written statement (the “Closing Statement”) setting forth Buyer’s proposed final calculations of (i) the Cash Amount as of the open of business on the Closing Date (“Closing Cash Amount”), (ii) Indebtedness as of the open of business on the Closing Date (“Closing Indebtedness”), (iii) Transaction Expenses as of the open of business on the Closing Date (“Closing Transaction Expenses Amount”) and (iv) Net Working Capital as of the open of business on the Closing Date (“Closing Working Capital”). The Closing Statement shall be prepared in accordance with Section 4.5(g).  Seller Parent and Buyer agree that the purpose of the process set forth in this Section 4.5 is solely to determine the Final Cash Amount, Final Indebtedness, Final Transaction Expenses Amount and the Final Working Capital in accordance with the terms of this Agreement, and such process is not intended to permit the introduction of different judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies (for the purpose of determining the Final Cash Amount, Final Indebtedness, Final Transaction Expenses Amount or the Final Working Capital) in a manner inconsistent with the Agreed Accounting Principles; rather, this Section 4.5 requires that the calculations of Closing Cash Amount, Final Cash Amount, Closing Indebtedness, Final Indebtedness, Closing Transaction Expenses Amount, Final Transaction Expenses Amount, Closing Working Capital and Final Working Capital be done in a manner consistent with Section 4.5(g).

(b)                                 Seller Parent shall have forty-five (45) days (the “Review Period”) after Buyer’s delivery of the Closing Statement to review the same.  During the Review Period, Seller Parent and its duly authorized advisors and representatives shall, upon reasonable notice, have full, complete and continuing access at all reasonable times, including during regular business hours, to the personnel, properties, work papers, books and records of the Business pertaining to or used in connection with the preparation of the Closing Statement to the extent necessary for Seller Parent’s confirmation of the same.  Without limiting the generality of the foregoing, Seller Parent and/or a firm of independent public accountants designated by Seller Parent (“Seller Parent’s Accountants”) shall be permitted to discuss with Buyer and its accountants the Closing Statement and shall be provided copies of the relevant records and working papers of Buyer and its accountants related to the Closing Statement. If Seller Parent so disputes any items in the Closing Statement, Seller Parent may, within the Review Period, deliver one written notice to Buyer of the same, specifying in reasonable detail the rationale for each such permitted dispute and the amount(s) in dispute, and, if practicable, attaching reasonably detailed supporting information and Seller Parent’s proposed modifications to the Closing Statement (such notice, the “Dispute Notice”).  Only disputes with respect to the Closing Statement (as permitted hereby) are to be addressed in the Dispute Notice, and all other disputes hereunder shall be subject to Section 13.3.  The Closing Statement will be deemed to be accepted by and shall be conclusive for purposes of this Agreement except to the extent, if any, that Seller Parent shall have delivered within the Review Period a Dispute Notice. Buyer and Seller Parent shall attempt in good faith to reach an agreement as to any matters properly identified in a timely delivered Dispute Notice as being in dispute and all discussions related thereto shall be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule (and evidence of such discussions shall not be admissible or used by any party in any future proceedings between the parties, including any proceedings before or with the Accounting Firm).  If Buyer and Seller Parent fail to resolve all such matters included in the Dispute Notice within thirty (30) days after Seller Parent’s timely delivery of such Dispute Notice to Buyer (the “Resolution Period”), then any matters identified in such Dispute Notice that remain in dispute following the expiration of the Resolution Period shall, subject to the last sentence of this Section 4.5(b), be finally and conclusively determined by KPMG LLP or such other independent accounting firm that is mutually selected by the parties (the “Accounting Firm”) (it being understood that in making such determination, the Accounting Firm shall be functioning as an expert and not as an arbitrator).  Each of Seller Parent and Buyer shall execute and deliver a customary engagement letter as may be reasonably requested by the Accounting Firm.  Seller Parent and Buyer shall instruct the Accounting Firm to promptly, but no later than thirty (30) days after the deadline set forth in the Accounting Firm Notice (as the same may be amended by the mutual written agreement of the Accounting Firm, Buyer and Seller Parent), determine (based solely on the written presentations of Buyer and Seller Parent timely delivered to the Accounting Firm in accordance with this Section 4.5(b) and not by independent review) only those matters in dispute and to render a written report as to the disputed matters and the resulting calculations of the Final Cash Amount, Final Indebtedness, Final Transaction Expenses Amount and the Final Working Capital, which report, absent manifest error, shall thereupon be conclusive and binding upon the parties hereto for all purposes hereunder.  Buyer and Seller Parent shall instruct the Accounting Firm that, within five (5) business days following its acceptance of its appointment as the Accounting Firm, it shall deliver to Buyer and Seller Parent a written notice (the “Accounting Firm Notice”) setting forth (i) the deadline for Buyer’s and Seller Parent’s submission of the written presentations referenced in the immediately preceding sentence (which deadline shall in all events be (A) the same for Buyer and Seller Parent and (B) no sooner than thirty (30) days following the date of delivery of the Accounting Firm Notice (unless otherwise mutually agreed in writing among the Accounting Firm, Buyer and Seller Parent) and no later than sixty (60) days following the date of the Accounting Firm Notice) and (ii) the format in which Buyer and Seller Parent are to submit their written presentations (which format shall be reasonably acceptable to Buyer and Seller Parent).  The Accounting Firm shall make its determination based solely on the basis of (A) a single written presentation submitted by each of Buyer and Seller Parent no later than the deadline set forth in the Accounting Firm Notice (as the same may be amended by the mutual written consent of the Accounting Firm, Buyer and Seller Parent), which the Accounting Firm shall be instructed to distribute to Buyer and Seller Parent upon receipt of both such presentations, and (B) one written response of Buyer and Seller Parent to each such presentation so submitted, which the Accounting Firm shall be instructed to distribute to Buyer and the Seller Parent upon receipt of such responses.  In resolving any disputed item, the Accounting Firm shall be bound by the provisions of this Section 4.5(b) and Section 4.5(g) and may not assign a value to any item greater than the greatest value for such item claimed by Buyer or Seller Parent, or less than the smallest value for such item claimed by Buyer or Seller Parent.  The fees and expenses of the Accounting Firm shall be paid by the party whose position with respect to the matter in dispute is furthest from the Accounting Firm’s final determination.  If, before the Accounting Firm renders its determination with respect to the disputed items in accordance with this Section 4.5(b), (x) Seller Parent notifies Buyer and the Accounting Firm of its agreement with any items in the Closing Statement or (y) Buyer notifies Seller Parent and the Accounting Firm of its agreement with any items in the Dispute Notice, then in each case such items as so agreed shall be conclusive and binding on all parties hereto for all purposes hereunder immediately upon such notice (and the Person providing such notice of acceptance shall pay the fees and expenses of the Accounting Firm).

(c)                                  The calculation of the Closing Cash Amount, as finally determined pursuant to this Section 4.5, shall constitute the “Final Cash Amount” for purposes of this Agreement.  The calculation of the Closing Indebtedness, as finally determined pursuant to this Section 4.5, shall constitute the “Final Indebtedness” for purposes of this Agreement.  The calculation of the Closing Transaction Expenses Amount, as finally determined pursuant to this Section 4.5, shall constitute the “Final Transaction Expenses Amount” for purposes of this Agreement. The calculation of the Closing Working Capital, as finally determined pursuant to this Section 4.5, shall constitute the “Final Working Capital” for purposes of this Agreement.  The date on which the Final Cash Amount, Final Indebtedness, Final Transaction Expenses Amount and the Final Working Capital are finally determined in accordance with this Section 4.5 is hereinafter referred to as the “Determination Date.”

(d)                                 For purposes of this Agreement, (i) if Final Working Capital is less than the Target Working Capital as finally determined pursuant to this Section 4.5, then the amount by which Final Working Capital is less than the Target Working Capital, expressed as an absolute value, shall be referred to herein as the “Working Capital Deficit” and (ii) if Final Working Capital is greater than the Target Working Capital as finally determined pursuant to this Section 4.5, then the amount by which Final Working Capital exceeds the Target Working Capital, expressed as an absolute value, shall be referred to herein as the “Working Capital Excess”).

(e)                                  For purposes of this Agreement, the “Post-Closing Adjustment Amount” means the amount, expressed as a positive or negative number or zero, as applicable, of (i) the Purchase Price (reflecting the Working Capital Excess or Working Capital Deficit, Final Indebtedness, Final Transaction Expenses Amount and the Final Cash Amount as finally determined pursuant to this Section 4.5) minus (ii) the Preliminary Purchase Price. If the Post-Closing Adjustment Amount is a negative number, then, within five (5) business days after the Determination Date, Seller Parent shall pay to Buyer an amount in cash equal to the absolute value of the Post-Closing Adjustment Amount by wire transfer of immediately available funds to an account specified in writing to Seller Parent by Buyer. If the Post-Closing Adjustment Amount is a positive number, then, within five (5) business days after the Determination Date, Buyer shall pay to Seller Parent an amount in cash equal to the Post-Closing Adjustment Amount by wire transfer of immediately available funds to an account specified in writing to Buyer by Seller Parent. If the Post-Closing Adjustment Amount is zero, then no payment shall be made pursuant to this Section 4.5.

(f)                                   Any payment required to be made pursuant to this Section 4.5 shall be made together with interest thereon from the date such payment was required to be paid pursuant to Section 4.5(e) to (and including) the date of payment at the rate of interest per annum equal to 30 day LIBOR in effect on the Closing Date as reported in The Wall Street Journal.

(g)                                  Seller Parent’s calculation of the Preliminary Purchase Price, the Closing Statement and the calculation of Closing Working Capital, Estimated Closing Working Capital, and Final Working Capital shall be (i) consistent with the definition of “Net Working Capital,” (ii) in a format substantially similar to the Sample Working Capital Statement, (iii) prepared and determined from the Books and Records (to the extent applicable), (iv) determined in accordance with the Agreed Accounting Principles (including GAAP consistently applied, and, to the extent not inconsistent therewith, the policies, principles and methodologies applied in connection with the preparation of the audited combined balance sheet of the Business at December 31, 2015), (v) determined without giving effect to any purchase accounting or similar adjustments and (vi) consistent with the provisions of this Agreement relating to the respective rights and obligations of the parties hereto for the payment or reimbursement of costs and expenses.

(h)                                 Except as otherwise required by applicable Requirements of Law, all payments made pursuant to this Section 4.5 shall be treated by the parties hereto as adjustments to the Purchase Price for income Tax purposes.

Section 4.6                                    Deferred BD Subsidiary Closing.

(a)                                 Deferred BD Subsidiary Closing Generally. Notwithstanding anything to the contrary in this Agreement, (i) Seller Parent and Buyer agree that written approval from FINRA pursuant to NASD Rule 1017 (the “FINRA Approval”) is not a condition to the Closing and that no agreement with FINRA or any other Governmental Body or Governmental Order that has the effect of restraining or prohibiting the direct or indirect purchase and sale of the equity interests of the BD Subsidiary (the “BD Equity Interests”) shall cause a failure of the conditions set forth in Sections 9.1, 9.2, 10.1 or 10.2 to be satisfied and (ii) in the event that any of (A) FINRA Approval has not been received by the parties and the parties have not received assurance from FINRA in a manner reasonably satisfactory to each of Seller Parent and Buyer that FINRA does not intend to impose interim restrictions in accordance with NASD Rule 1017(c)(1) that have the effect of restraining or prohibiting the direct or indirect purchase and sale of the BD Equity Interests contemplated hereby (“Interim Restrictions”) in each case by the Closing Date, (B) FINRA has imposed Interim Restrictions or any other restrictions that would have a material adverse effect on the BD Subsidiary and have not been waived in writing by Buyer (a “FINRA Approval Restriction”), including without limitation any requirement to maintain an amount of Regulatory Capital in excess of the amount of Regulatory Capital required under Rule 15c3-1 of the Exchange Act as of the date hereof or (C) the RIC Consent has not been received, then, notwithstanding the occurrence of the Closing, the closing of the direct or indirect purchase by Buyer of the BD Equity Interests shall be postponed to a date following the Closing Date that is no later than the first anniversary of the date of this Agreement (the “Outside Deferred Closing Date”) unless otherwise agreed in writing by Seller Parent and Buyer.  Seller Parent and Buyer further agree that upon the receipt by the parties prior to the Outside Deferred Closing Date of (1) the FINRA Approval without imposition of any FINRA Approval Restriction and (2) the RIC Consent, or at such other time as agreed in writing by Seller Parent and Buyer, Seller Parent and Buyer shall hold a closing with respect to the BD Equity Interests (such closing, the “Deferred BD Closing” and the date on which such Deferred BD Closing is actually held is referred to herein as the “Deferred BD Closing Date”); provided that the Deferred BD Closing Date shall occur no later than the third (3rd) business day after the date on which such FINRA Approval has been received by the parties, or at such earlier time as agreed in writing by Seller Parent and Buyer.  For the avoidance of doubt (x) in the event of any of subparagraphs (A) - (C) of this Section 4.6(b), the legal interest in and to the BD Equity Interests shall not be sold, transferred, conveyed or delivered directly or indirectly to Buyer unless and until the Deferred BD Closing occurs and (y) the Closing Date shall not be delayed in connection with the purchase and sale of the BD Equity Interests and there shall be no change in the amount paid at the Closing pursuant to Section 4.2 as a result of the Deferred BD Closing.

(b)                                 Interim Covenants. In the event that the Deferred BD Closing is later than the Closing, (i) on or prior to the anticipated Closing Date, Seller Parent shall cause Hewitt Associates, LLC to transfer the BD Equity Interests to an Affiliate of Seller Parent (other than any Business Subsidiary), (ii) subject to the applicable provisions of Sections 7.3, Seller Parent and Buyer shall use their respective commercially reasonable efforts to obtain the FINRA Approval, as applicable, as promptly as practicable and (iii) until the earlier of the Deferred BD Closing and the Outside Deferred Closing Date, except (A) as expressly contemplated by this Agreement, (B) with the prior written approval of Buyer (not to be unreasonably withheld, conditioned or delayed) or (C) as may be required to comply with any applicable Requirements of Law, (1) Seller Parent shall cause such Affiliate to use its reasonable best efforts (x) to operate the BD Subsidiary in the ordinary course and substantially as operated immediately prior to the date of this Agreement and (y) to preserve the goodwill of the suppliers, contractors, licensors, employees, customers, clients, distributors and others having business relations with the BD Subsidiary and (2) Seller Parent and Buyer will cooperate in a mutually agreeable arrangement under which Buyer would, in compliance with Requirements of Law, obtain the benefits and assume the obligations and bear the economic burdens associated with the BD Subsidiary in accordance with this Agreement; provided, however, that (x) Seller Parent and its Affiliates shall have no obligation to make any investment in, or to make any loan or other capital contribution to, the BD Subsidiary, except to the extent necessary to meet the Regulatory Capital requirements of the BD Subsidiary in effect on the date hereof or as modified by the SEC or FINRA after the date hereof through the Deferred BD Closing Date, and (y) “ordinary course” operations that are “substantially as operated immediately prior to the date of this Agreement” shall not be the same as prior to the Closing Date (by sole reason of the transactions consummated on the Closing Date and the impact thereof) and neither Seller Parent nor any of its Affiliates shall have any responsibility to, or liability for, failure to operate the BD Subsidiary in the ordinary course, substantially as operated immediately prior to the date of this Agreement, by reason of any change solely from the transactions consummated on the Closing Date.

(c)                                  Deferred Closing Mechanics. At the Deferred BD Closing, Seller Parent shall cause its applicable Affiliate to deliver to Buyer customary evidence of ownership of the BD Equity Interests, and Buyer shall pay Seller Parent an amount equal to the Seller Parent’s cost to fund the ongoing operations of the BD Subsidiary from and after the Closing Date until the occurrence of the Deferred BD Closing (without allocating any corporate level expenses of Seller Parent or any Subsidiary to the BD Subsidiary), including the amount of any contribution to capital made by Seller Parent or its Affiliate to the BD Subsidiary necessary to meet any increase in the Regulatory Capital requirements of the BD Subsidiary occurring after the Closing Date. Neither Seller Parent nor any of its Affiliates makes any representation or warranty of any kind whatsoever, whether express or implied, at law or in equity, with respect to the BD Subsidiary except as set forth in ARTICLE V.

(d)                                 Winddown. In the event that either the Deferred BD Closing does not occur on or before the Outside Deferred Closing Date, then all obligations of Buyer and its Affiliates and Seller Parent and its Affiliates under this Section 4.6 with respect to the BD Subsidiary shall cease immediately upon the Outside Deferred Closing Date, and as of such date, Seller Parent, in its sole discretion, shall have the right to commence the winding down of the BD Subsidiary in a manner that Seller Parent deems reasonable.

Section 4.7                                    Deferred Consideration.

(a)                                 Promptly following the receipt from time to time by any Qualifying Buyer Equityholder of any Realized Cash Proceeds in connection with or after any Liquidity Event with respect to such Qualifying Buyer Equityholder, and in any event within five (5) business days thereof, if at the time of each such receipt,  the Total Realized Cash Proceeds received by such Qualifying Buyer Equityholder exceeds the Threshold Amount with respect to such Qualifying Buyer Equityholder, then Buyer shall pay, or shall cause such Qualifying Buyer Equityholder to pay, to Seller Parent an amount in cash equal to 20% of any Total Realized Cash Proceeds received by such Qualifying Buyer Equityholder in excess of such Threshold Amount by wire transfer of immediately available funds to the bank account or accounts specified by Seller Parent in writing in advance of such payment; provided, however, that in no event will the aggregate amount of payments made by any Qualifying Buyer Equityholder under this Section 4.7 exceed such Qualifying Buyer Equityholder’s Pro-Rata Share of $500,000,000.

(b)                                 For purposes of this Agreement, the following terms have the meanings specified this Section 4.7(b):

(i)                                     “Buyer Closing Securities” means the securities of Buyer that are issued and outstanding as of the Closing and held, directly or indirectly, by Persons who purchased such securities for cash (together with any securities of Buyer (A) issued in connection with any distribution thereon or (B) transferred in exchange therefor in connection with or anticipation of a Public Offering, merger or consolidation).

(ii)                                  “Closing Investment” means, with respect to each Qualifying Buyer Equityholder, the total cash investment made, directly or indirectly, by such Qualifying Buyer Equityholder in Buyer Closing Securities.

(iii)                               “IRR on Closing Investment” means, with respect to each Qualifying Buyer Equityholder as of any date of determination, the annualized internal rate of return, compounded annually, realized by such Qualifying Buyer Equityholder on its Closing Investment (determined using the “XIRR” function in Microsoft Excel 2010), calculated by measuring the Realized Cash Proceeds and the exact date(s) on which such Qualifying Buyer Equityholder makes its Closing Investment or receives Realized Cash Proceeds.

(iv)                              “Liquidity Event” means (i) with respect to each and every Qualifying Buyer Equityholder, a Sale of Buyer, (ii) with respect to any Qualifying Buyer

Equityholder, any sale of Buyer Closing Securities, directly or indirectly, by such Qualifying Buyer Equityholder to any Person that is not an Affiliate of such Qualifying Buyer Equityholder (including, for the avoidance of doubt, any sale of Buyer Closing Securities of a Public Entity by such Qualifying Buyer Equityholder obtained by such Qualifying Buyer Equityholder in connection with a Public Offering) or (iii) with respect to any Qualifying Buyer Equityholder that is a private equity fund, any distribution by such private equity fund in kind of Buyer Closing Securities to its limited partners; provided that any transaction contemplated by clauses (i) and/or (ii) in this definition of Liquidity Event in which the applicable Qualifying Buyer Equityholder does not receive any cash proceeds shall not be deemed to be a “Liquidity Event” for purposes hereof.

(v)                                 “Pro-Rata Share” means, with respect to any Qualifying Buyer Equityholder, the percentage determined by dividing the amount of the Closing Investment made by such Qualifying Buyer Equityholder, by the aggregate amount of the Closing Investments made by all Qualifying Buyer Equityholders.

(vi)                              “Public Offering” shall mean a public offering of equity securities of the Buyer or one of its Controlled Affiliates or any successor thereof (a “Public Entity”), pursuant to a registration statement (including pursuant to Rule 415 under the Securities Act) under the Securities Act or the applicable Requirements of Law of a non-U.S. jurisdiction.

(vii)                           “Qualifying Buyer Equityholder” means the Parents and any other direct or indirect equityholder of Buyer at the Closing that, together with its Affiliates, holds, directly or indirectly, Buyer Closing Securities with a capital value in excess of $10,000,000 as of the Closing; provided that the limited partners of a private equity fund shall not be deemed to be Qualifying Buyer Equityholders for purposes hereof.

(viii)                        “Realized Cash Proceeds” means, with respect to any Qualifying Buyer Equityholder, any cash proceeds, including all distributions and dividends, received by such Qualifying Buyer Equityholder, directly or indirectly, in respect of its Buyer Closing Securities (but also including any non-arms length management, advisory or transaction fees received by such Qualifying Buyer Equityholder); provided that, in the event that any Qualifying Buyer Equityholder that is a private equity fund makes a distribution in kind of Buyer Closing Securities to its limited partners, such Qualifying Buyer Equityholder shall be deemed to have “Realized Cash Proceeds” in an amount equal to the aggregate value that such Qualifying Buyer Equityholder is credited with having returned to such limited partners in accordance with the applicable governing documents of such Qualifying Buyer Equityholder.

(ix)                              “Sale of Buyer” means any of the following: (i) Buyer, directly or indirectly, in one or more related transactions, effects any merger, recapitalization, consolidation or other business combination of the Buyer with or into another Person, other than such a merger or consolidation in which the holders of voting securities of the Buyer immediately prior to the transaction continue to own (either by the securities held by such holders remaining outstanding or being converted into securities of the

“surviving entity,” which shall include the corporation or other entity resulting from such transaction and/or the corporation or other entity that, as a result of the transaction, owns the Buyer or more than 50% of the Buyer’s assets, either directly or indirectly) more than 50% of the combined voting power of the Buyer or surviving entity resulting from such transaction immediately after the transaction with another entity, (ii) the Buyer, directly or indirectly, in one or a series of related transactions, effects any sale, lease, exclusive license, assignment, transfer, conveyance or other disposition of more than 50% of its assets, other than any such transaction in which the holders of voting securities of the Buyer immediately prior to the transaction continue to own (either by the securities held by such holders remaining outstanding or being converted into securities of the surviving entity) more than 50% of the combined voting power of the Buyer or surviving entity resulting from such transaction immediately after the transaction with another entity, or (iii) the acquisition by any Person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase (including a tender offer), or other acquisition transaction or series of purchases, or other acquisition transactions of the Buyer’s equity securities entitling that Person to exercise more than 50% of the total voting power of the Buyer’s equity securities (except that such Person will be deemed to have beneficial ownership of all securities that such Person has the right to acquire, regardless of whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition).

(x)                                 “Threshold Amount” means, with respect to any Qualifying Buyer Equityholder as of any time, an amount equal to the greater of (x) the product of 2.25 and the Closing Investment of such Qualifying Buyer Equityholder and (y) the amount required in order for the IRR on Closing Investment of such Qualifying Buyer Equityholder to equal 15%.

(xi)                              “Total Realized Cash Proceeds” means, with respect to any Qualifying Buyer Equityholder as of any date of determination, the total amount of all Realized Cash Proceeds received by such Qualifying Buyer Equityholder in respect of its Buyer Closing Securities as of such date.

(c)                                  Promptly following any Liquidity Event, and in any event within five (5) business days following such Liquidity Event, Buyer shall deliver to Seller Parent a certificate (an “Earnout Certificate”) executed by the chief financial officer or treasurer of Buyer containing a true and complete written statement setting forth, with respect to each applicable Qualifying Buyer Equityholder (i) a calculation of (A) the Total Realized Cash Proceeds with respect to such Qualifying Buyer Equityholder as of the date of such Liquidity Event, (B) the IRR on Closing Investment with respect to such Qualifying Buyer Equityholder as of the date of such Liquidity Event, (ii) the timing and amount of such Qualifying Buyer Equityholder’s (A) Closing Investment and (B) receipt(s) of Realized Cash Proceeds. Such statement shall be accompanied by reasonable backup documentation relating to the calculations therein, including each component thereof.

(d)                                 Buyer acknowledges and agrees that the opportunity to receive the payments contemplated by Section 4.7(a) and the covenants and agreements of Buyer set forth in this Section 4.7(d) were a material inducement to Seller Parent entering into this Agreement. Buyer agrees that it shall (i) act in good faith and in a manner consistent with the spirit of fair dealing in connection with complying with any payment obligations under this Section 4.7, (ii) not take any action the principal purpose, effect or intent of which is to circumvent the payments contemplated by Section 4.7(a), and (iii) not permit any Qualifying Buyer Equityholder to violate any of the forgoing principles.

(e)                                  Seller Parent shall have forty-five (45) days (the “Earnout Calculation Review Period”) after Buyer’s delivery of any Earnout Certificate to review the same.  During the Earnout Calculation Review Period, Seller Parent and its duly authorized advisors and representatives shall, upon reasonable notice, have full, complete and continuing access at all reasonable times, including during regular business hours, to the personnel, properties, work papers, books and records of Buyer and the applicable Qualifying Buyer Equityholder pertaining to or used in connection with the preparation of such Earnout Certificate to the extent necessary for Seller Parent’s confirmation of the same.  Without limiting the generality of the foregoing, Seller Parent’s Accountants shall be permitted to discuss with Buyer, the applicable Qualifying Buyer Equityholder and their respective accountants such Earnout Certificate and shall be provided copies of the relevant records and working papers of Buyer, applicable Qualifying Buyer Equityholder and their respective accountants related to such Earnout Certificate. If Seller Parent so disputes any items in such Earnout Certificate, Seller Parent may, within the Earnout Calculation Review Period, deliver one written notice to Buyer of the same, specifying in reasonable detail the rationale for each such permitted dispute and the amount(s) in dispute, and, if practicable, attaching reasonably detailed supporting information and Seller Parent’s proposed modifications to such Earnout Certificate (such notice, an “Earnout Dispute Notice”).  Only disputes with respect to such Earnout Certificate (as permitted hereby) are to be addressed in such Earnout Dispute Notice.  Such Earnout Certificate will be deemed to be accepted by and shall be conclusive for purposes of this Agreement except to the extent, if any, that Seller Parent shall have delivered an Earnout Dispute Notice within the Earnout Calculation Review Period with respect to such Earnout Certificate. Buyer and Seller Parent shall attempt in good faith (for a period of thirty (30) days) to reach an agreement as to any matters properly identified in a timely delivered Earnout Dispute Notice as being in dispute and all discussions related thereto shall be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule (and evidence of such discussions shall not be admissible or used by any party in any future proceedings between the parties).

(f)                                   Any payment required to be made pursuant to this Section 4.7 shall be made together with interest thereon from the date such payment was required to be paid pursuant to Section 4.7(a) to (and including) the date of payment at the rate of interest per annum equal to fifteen percent (15%).

(g)                                  The intent of this Section 4.7 is for Seller Parent and the Qualifying Buyer Equityholders to share, in the manner set forth above, in the appreciation of the Business.  Buyer shall take all actions necessary to ensure that the intent of this Section 4.7 is given effect and shall not, and shall not permit any of its Affiliates to, take any action that would be contrary thereto.

(h)                                 Until such time at which no further payments may be made under this Section 4.7, Buyer and each Qualifying Buyer Equityholder shall (i) keep complete and accurate books and records solely to the extent relating to the matters contemplated by this Section 4.7 in sufficient detail to calculate the payments contemplated by Section 4.7(a) (such records, the “Applicable Records”) and (ii) upon request of Seller Parent, provide Seller Parent and its representatives with the Applicable Records (on a confidential basis) for the purpose of auditing whether this Section 4.7 requires any payments to be made to Seller Parent.

(i)                                     The parties hereto agree that the parties’ rights and obligations under this Section 4.7 shall not be treated as a partnership, and Seller Parent shall not be treated as a partner in a partnership, for any income tax purposes.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SELLER PARENT

As an inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, Seller Parent represents and warrants to Buyer as of the date hereof and as of the Closing Date, except as set forth in the corresponding section of the Seller Disclosure Letter (as applied pursuant to Section 13.10), as follows:

Section 5.1                                    Organization and Qualification; Power and Authority.

(a)                                 Except as set forth on Section 5.1 of the Seller Disclosure Letter, each of Seller Parent, each Selling Party and each Business Subsidiary is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization;

(b)                                 each of the Asset Sellers and Business Subsidiaries is duly qualified to conduct business and in good standing under the laws of each jurisdiction in which the ownership of the Purchased Assets or the operation of the Business requires such qualification, except for failures that would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole; and

(c)                                  each of the Asset Sellers and Business Subsidiaries has full corporate or equivalent power and authority required to own, lease and operate its assets and properties (in the case of the Business Subsidiaries) or the Purchased Assets (in the case of the Asset Sellers), and to carry on the Business as it was conducted on the Reference Balance Sheet Date and immediately prior to the date of this Agreement.

(d)                                 Seller Parent has furnished or otherwise made available to Buyer, prior to the date hereof, a correct and complete copy of the certificate of incorporation and the amended and restated bylaws, or equivalent organizational documents, of each of the Business Subsidiaries, and each of the foregoing documents is in full force and effect.

Section 5.2                                    Capital Structure.  Section 5.2 of the Seller Disclosure Letter sets forth the authorized capital stock or other equity interests of each of the Business Subsidiaries and the number of shares or the ownership percentages of each class of capital stock or other equity interests of the Business Subsidiaries that are issued and outstanding and the owner of such shares or other equity interests, in each case without giving effect to the plan of reorganization as detailed in Schedule 7.6.  All of the outstanding shares or other equity interests of each of the Business Subsidiaries have been duly authorized and validly issued, and, solely with respect to any Business Subsidiary that is a corporation, are fully paid and nonassessable and were not issued in violation of any preemptive rights.  There are (a) no outstanding shares of capital stock of, or other equity or voting interest in, any Business Subsidiary, other than the Equity Interests or such shares or interests owned by a Business Subsidiary, (b) no outstanding securities of any Business Subsidiary convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Business Subsidiary, (c) no options, warrants or rights of conversion or other rights, agreements, arrangements or commitments to acquire from any Business Subsidiary or obligating any of the Business Subsidiaries to issue, register or sell, or that restrict the transfer or voting of, any of its shares, other equity interests or securities convertible into or exchangeable for its shares or other equity interests or any shares or other equity interests in any Business Subsidiary, (d) no obligations of any Business Subsidiary to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, any Business Subsidiary (the items in clauses (a), (b), (c) and (d), together with the capital stock of any Business Subsidiary, being referred to collectively as “Securities”) and (e) no other obligations by any Business Subsidiary to make any payments based on the price or value of any Securities or dividends paid thereon or revenues, earnings or financial performance or any other attribute of any Business Subsidiary.  There are no outstanding agreements of any kind which obligate any Business Subsidiary to repurchase, redeem or otherwise acquire any Securities, or obligate any Business Subsidiary to grant, extend or enter into any such agreements, and any Business Subsidiary does not have any outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote with the holders of capital stock or other equity interests in any Business Subsidiary on any matter.  No Business Subsidiary owns any Security of any Person other than another Business Subsidiary.

Section 5.3                                    Authority of Seller Parent and the Selling Parties; Conflicts.

(a)                                 Seller Parent has all requisite corporate or equivalent power and authority to enter into this Agreement and each Seller Ancillary Agreement to which it will be a party and to consummate the transactions contemplated hereby and thereby.  Each Selling Party has all requisite corporate or equivalent power and authority to enter into each Seller Ancillary Agreement to which it will be a party and to consummate the transactions contemplated thereby. The execution and delivery of this Agreement and each of the Seller Ancillary Agreements by Seller Parent and, as applicable, the Selling Parties and the consummation by Seller Parent and the Selling Parties of the transactions contemplated hereby and thereby have been duly authorized and approved by all necessary corporate or equivalent action and do not require any further authorization or consent on the part of Seller Parent and each Selling Party or their respective equityholders.  This Agreement has been duly executed and delivered by Seller Parent and (assuming the valid authorization, execution and delivery of this Agreement by Buyer and the validity and binding effect of this Agreement on Buyer) constitutes the valid and binding obligation of Seller Parent enforceable against Seller Parent in accordance with its terms, and each of the Seller Ancillary Agreements, upon execution and delivery by Seller Parent or a Selling Party, as applicable, will be (assuming the valid authorization, execution and delivery by Buyer, where Buyer is a party, and any other party or parties thereto) a legal, valid and binding obligation of Seller Parent or such Selling Party enforceable in accordance with its terms, subject, in the case of this Agreement and each of the Seller Ancillary Agreements, to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws of general application relating to or affecting creditors’ rights and to general equity principles, whether considered in a proceeding at law or in equity.

(b)                                 Except as set forth in Section 5.3 of the Seller Disclosure Letter, the execution and delivery of this Agreement or any of the Seller Ancillary Agreements by Seller Parent and the Selling Parties, the consummation of any of the transactions contemplated hereby or thereby by Seller Parent and the Selling Parties or compliance with or fulfillment of the terms, conditions and provisions hereof or thereof by Seller Parent and the Selling Parties will not:

(i)                                     assuming the receipt of all necessary consents and approvals, the filing of all necessary documents and the expiration or termination of any applicable waiting period as described in Section 5.3(b)(ii), and except as may result from any facts or circumstances relating specifically to Buyer, with or without the consent of, waiver from or notice to any third party, or lapse of time, or both, result in a violation or breach of the terms, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation or a loss or impairment of any right under, or result in the creation or imposition of any Encumbrance upon any of the Equity Interests, the assets of the Business Subsidiaries or the Purchased Assets, under (1) the certificate of incorporation or formation or by-laws or operating agreement (or similar organizational documents) of Seller Parent, the Business Subsidiaries or the Selling Parties, (2) any Business Agreement, (3) any note, instrument, mortgage, lease, franchise or financial obligation to which any Selling Party or any Business Subsidiary is a party or by which any Selling Party or Business Subsidiary is bound, (4) any Governmental Order to which Seller Parent, any Business Subsidiary or any Selling Party is a party or by which Seller Parent, any Business Subsidiary or any Selling Party is bound in respect of the Business or (5) any Requirements of Law or Governmental Permit affecting Seller Parent, any Business Subsidiary or any Selling Party, other than, in the case of clauses (2), (3), (4) and (5) above, any such breaches, defaults, rights, loss of rights or Encumbrances that would not, individually or in the aggregate, reasonably be expected to (x) would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, or (y) prevent or materially delay the consummation of any of the transactions contemplated hereby; or

(ii)                                  require the approval, consent, authorization or act of, or the making by Seller Parent, any Business Subsidiary or any Selling Party of any declaration, filing or registration with, any Governmental Body, except (1) in connection, or in compliance, with the provisions of the HSR Act or similar Competition Laws in foreign jurisdictions,

(2) the filing with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (3) such filings as may be required in connection with the Taxes described in Section 8.2(a)(iv), and (4) such approvals, consents, authorizations, declarations, filings or registrations the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to (x) would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, or (y) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(c)                                  Except as set forth in Section 5.3 of the Seller Disclosure Letter, the execution and delivery of this Agreement or any of the Seller Ancillary Agreements by Seller Parent and the Selling Parties, the consummation of any of the transactions contemplated hereby or thereby by Seller Parent and the Selling Parties or compliance with or fulfillment of the terms, conditions and provisions hereof or thereof by Seller Parent and the Selling Parties has not prior to the execution and delivery of this Agreement required the consultation of any works council.

Section 5.4                                    Financial Information.

(a)                                 Section 5.4(a) of the Seller Disclosure Letter sets forth (i) the audited combined balance sheet of the Business at December 31, 2015 and December 31, 2014, and the related audited combined statement of income and cash flows of the Business for the years then ended, together with all related notes and schedules thereto and the opinion of the auditor of the Business, and (ii) the unaudited combined balance sheet of the Business at September 30, 2016 (the “Reference Balance Sheet”) and the related unaudited combined statements of income and cash flows of the Business for the nine (9) month period then ended, in each case of clauses (i) and (ii) including the related footnotes (the balance sheets and statements referred to in clauses (i) and (ii) being herein collectively referred to as the “Financial Statements”).

(b)                                 The Financial Statements (i) have been prepared (x) from the books and records of the Selling Parties and the Business Subsidiaries and (y) in accordance with GAAP consistently applied and (ii) present fairly, in all material respects, the combined statement of operations and cash flows of the Business as of the respective dates thereof and for the respective periods indicated therein.

(c)                                  Seller Parent maintains a system of internal accounting controls designed to provide reasonable assurances regarding the reliability of financial reporting, including that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit materially correct preparation of their combined financial statements in accordance with GAAP consistently applied, and to maintain reasonably accurate accountability for their assets, and (iii) access to assets is permitted only in accordance with management’s general or specific authorization.

(d)                                 Except (i) as specifically set forth in the Financial Statements, (ii) for liabilities incurred in the ordinary course of business since the Reference Balance Sheet Date, (iii) for Excluded Liabilities, (iv) as set forth on Section 5.4(d) of the Seller Disclosure Letter and (v) for liabilities that would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, there are no liabilities of the Business (whether accrued, absolute, contingent or otherwise) that (A) are required under GAAP to be reflected in the Financial Statements or (B) result from any escheat or unclaimed property obligations.

(e)                                  Section 5.4(e) of the Seller Disclosure Letter sets forth a list of any written notifications of early termination of any Client Contracts by any of the top one hundred (100) clients of the Business (based upon the revenue generated by the Business from such client during the fiscal year ended December 31, 2016) received by Seller Parent between September 30, 2016 and the date of this Agreement and the Closing Date, specifying the name of the client and the amount, to the extent known, of the termination fees payable in connection with such early terminations.

Section 5.5                                    Absence of Changes.  Since the Reference Balance Sheet Date, there has been no Material Adverse Effect.  Except as set forth in Section 5.5 of the Seller Disclosure Letter, since the Reference Balance Sheet Date through the date of this Agreement, the Business Subsidiaries and the Asset Sellers (in each case in existence as of the date hereof) have conducted the Business in the ordinary course.  Without limiting the generality of the preceding sentence, except as set forth in Section 5.5 of the Seller Disclosure Letter, since the Reference Balance Sheet Date through the date of this Agreement, the Business Subsidiaries and, in respect of the Business or the Purchased Assets, the Asset Sellers have not taken any actions that, if taken during the period from the date of this Agreement through the Closing Date without consent, would constitute a breach of any clause of Section 7.4(b) other than subparts (vi) or (vii).

Section 5.6                                    Taxes.

(a)                                 Except as set forth in Section 5.6 of the Seller Disclosure Letter, (i) each Business Subsidiary and Seller Parent and each of its Affiliates has, in respect of the Business and the Purchased Assets, timely filed all material Tax Returns required to have been filed on or before the Closing Date and all such Tax Returns are true, complete and correct in all material respects; (ii) all income and material other Taxes required to be paid by a Business Subsidiary, each Seller Parent and each of its Affiliates with respect to the Business or the Purchased Assets, whether or not shown to be due on the Tax Returns referred to in clause (i) have been duly and timely paid; (iii) no extension of time within which to file any such Tax Return is in effect, and no written waiver of any statute of limitations relating to income or material other Taxes for which a Business Subsidiary (or, following the Closing and with respect to the Business and the Purchased Assets, Buyer or any of its Affiliates (including any Business Subsidiary)), may be liable after the Closing has been granted or requested in writing; (iv) no examination, audit, claim or investigation of any income or material other Taxes of a Business Subsidiary or in respect of the Business or the Purchased Assets is currently pending or has been threatened in writing; (v) all material deficiencies asserted in writing or material assessments made in writing with respect to any Taxes relating to a Business Subsidiary or the Business or the Purchased Assets have been paid in full; (vi) all material amounts of Taxes which a Business Subsidiary is required by Requirements of Law to withhold or to collect for payment have been duly withheld and collected and have been paid to the appropriate Governmental Body or set aside or reserved on the books of the relevant Business Subsidiary; (vii) during the last three years, no Business

Subsidiary has been a party to any transaction treated by the parties thereto as one to which Section 355 or Section 361 of the Code and (viii) each Selling Party that is not a United States person within the meaning of Section 7701(a)(30) of the Code is not transferring any Purchased Assets or any Equity Interests that are United States real property interests within the meaning of Section 897 of the Code.

(b)                                 There are no liens for Taxes (other than Permitted Encumbrances) upon any of the Purchased Assets or any assets of any Business Subsidiary. No written claim has been made by a taxing authority in a jurisdiction (whether within or without the United States) where a Business Subsidiary has not filed a particular type of Tax Return or paid a particular type of Tax that such Business Subsidiary is or may be required to file such Tax Return or pay such type of Tax in such jurisdiction.

(c)                                  No Business Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) election made, improper use of an accounting method or amount received by any Business Subsidiary on or prior to the Closing Date or (ii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of applicable Law.  No Business Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (or any corresponding or similar provision of state, local or foreign law).

(d)                                 No Business Subsidiary (i) has received or applied for a Tax ruling or entered into any closing agreement pursuant to Section 7121 of the Code (or any predecessor provision or any similar provision of state, local or foreign law), in either case that would or may be binding upon any Business Subsidiary following the Closing Date, (ii) is or has been a member of any affiliated, consolidated, combined or unitary group for purposes of filing Tax Returns or paying Taxes (other than a group of which Seller Parent is the common parent) or (iii) has any liability for the Taxes of any Person (whether under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign law, as a transferee or successor or pursuant to any Tax sharing or indemnity agreement that will continue in force after the Closing Date or other contractual agreements (other than customary ordinary course Contracts the primary subject matter of which is not Tax).

(e)                                  Each Asset Seller is, and at all times through the Closing Date will be,  duly registered for VAT purposes or is a member of a group of companies for VAT purposes of which the representative member is, and at all times through the Closing Date will be, duly registered for VAT.  Other than with respect to Canada, the transfer of the Purchased Assets shall qualify for treatment as a transfer of a going concern for the purposes of any applicable VAT legislation or, with respect to Poland, and subject to no change in the agreed approach to Poland pursuant to Section 2.4, the transfer of an organized part of the enterprise (Pol. .zorganizowana część przedsiębiorstwa).

(f)                                   Each of Hewitt Associates LLC, Hewitt Financial Services LLC, Aon Hewitt Financial Advisors, LLC, Aon Hewitt Benefit Payment Services, LLC, Cyborg Systems (Africa) Pty Limited, Aon Hewitt LLC, Aon HR Services India Private Limited is, and at all

times during the past five (5) years has been, validly treated as an entity disregarded from its owner for U.S. federal income tax purposes. Each other Business Subsidiary is, and during the past five (5) years at all time since its formation has been, treated as a corporation for U.S. federal income tax purposes.

(g)                                  The transactions contemplated hereby, including the transfer of the Equity Interests in Aon HR Services India Private Limited, shall not be rendered void under Section 281 of the (Indian) Income Tax Act, 1961.

(h)                                 Notwithstanding anything to the contrary in this Agreement, nothing in this Section 5.6 shall cause Seller Parent to be liable for any Taxes for which Seller Parent is not expressly liable pursuant to Section 8.2 (relating to Tax matters), except for Taxes relating to Sections 5.6(a)(viii), (c), (d)(i) and (f).

(i)                                     (A) The sale of the Equity Interests (in relation to Aon HR Services India Pvt Ltd) by the relevant Selling Party does not require Buyer or the relevant Designated Purchaser to withhold or deduct tax from the Purchase Price or the allocated Purchase Price for such Equity Interests. The relevant Equity Seller does not have any capital gains tax liability arising under Indian tax laws with respect to the sale of the Equity Interests of the relevant Equity Seller in Aon HR Services India Pvt Ltd. (B) Buyer or the relevant Designated Purchaser and Aon HR Services India Pvt Ltd would not be treated as a “representative assessee” under Indian tax laws with respect to the sale of the Equity Interests of the relevant Equity Seller in Aon HR Services India Pvt Ltd.

Section 5.7                                    Governmental Permits.  Except as set forth in Section 5.7 of the Seller Disclosure Letter, (i) the Business Subsidiaries and Asset Sellers own, hold or possess all licenses, franchises, permits, privileges, certificates, registrations, accreditations, immunities, approvals and other authorizations from a Governmental Body that are necessary to entitle them to own or lease, operate and use its properties and assets (in the case of the Business Subsidiaries) and the Purchased Assets (in the case of the Asset Sellers) and to carry on and conduct the Business as conducted immediately prior to the date of this Agreement (collectively, the “Governmental Permits”), and (ii) the Registered Employees own, hold or possess all Governmental Permits that such employees are required to own, hold or possess under applicable Requirements of Law in order to provide the services provided by such employees of the BD Subsidiary or IA Subsidiary, as applicable, except, in each case, for such Governmental Permits as to which the failure to so own, hold or possess would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole.  Each of the Business Subsidiaries, Asset Sellers and Registered Employees is, and has for the past thirty six (36) months been, in compliance in all material respects with all terms and conditions of the Governmental Permits owned, held or possessed by such person. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole (a) all such Governmental Permits are in full force and effect, (b) no violations are recorded in respect of any such Governmental Permits and (c) no actions, suits, claims, examinations or proceedings are pending or, to the Knowledge of Seller Parent, threatened to revoke, suspend, cancel or limit any such Governmental Permit.

Section 5.8                                    Real Property.  The Business Subsidiaries and Asset Sellers do not own any real property used in or relating to the Business.  Section 5.8 of the Seller Disclosure Letter sets forth a list of each lease, sublease or similar agreement (showing the location of the real property covered by such lease, sublease or other agreement and the parties thereto) under which any Business Subsidiary or any Asset Seller is lessee or sublessee of, or holds or operates, any real property in excess of 2,500 square feet owned by any third Person and (in the case of the Asset Sellers) used in or relating to the Business (the “Leases”).  Except as set forth in Section 5.8 of the Seller Disclosure Letter, with respect to each of the Leases: (i) the assignment or transfer of the Lease to Buyer pursuant to this Agreement does not require the consent of any other party to such Lease, will not result in a breach of or default under such Lease, or otherwise cause such Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing; (ii) the Asset Sellers’ and Business Subsidiary’s possession and quiet enjoyment of the leased real property under such Lease has not been disturbed, and to the Knowledge of Seller Parent, there are no material disputes with respect to such Lease; and (iii) no Asset Seller or Business Subsidiary has subleased, licensed or otherwise granted any Person the right to use or occupy such leased real property or any portion thereof.

Section 5.9                                    Personal Property Leases.  Section 5.9 of the Seller Disclosure Letter contains, as of the date of this Agreement, a list of each material lease or other agreement or right relating to the Business under which any Business Subsidiary or any Asset Seller is lessee of, or holds or operates, any machinery, equipment, vehicle or other tangible personal property owned by a third Person, except those which are terminable without penalty on ninety (90) days’ or less notice or which provide for annual rental payments of less than $1,000,000.

Section 5.10                             Intellectual Property.

(a)                                 Section 5.10(a)(i) of the Seller Disclosure Letter contains a list of any of the following: (i) all registrations and applications for registrations of Copyrights, Patent Rights and Trademarks; (ii) all registrations and applications for registrations of Domain Names; and (iii) unregistered Trademarks that are material to the conduct of the Business as currently conducted, in each case that are owned or purported to be owned by any Business Subsidiary or any Asset Seller and (in the case of the Asset Sellers) that are included in the Transferred Intellectual Property, and indicates for each item, as applicable, the following information: (A) the current owner (including, with respect to Domain Names, the current registrant), (B) the jurisdiction where the application, registration or issuance, if any, is filed, (C) the application, registration and issue number, and (D) the application, registration and issue date.  Section 5.10(a)(ii) of the Seller Disclosure Letter contains a list of any Software that is material to the conduct of the Business as currently conducted and is owned or purported to be owned by any Business Subsidiary or any Asset Seller and (in the case of the Asset Sellers) that is included in the Transferred Intellectual Property.

(b)                                 Except as disclosed in Section 5.10(b) of the Seller Disclosure Letter, the Business Subsidiaries or Asset Sellers, as applicable, exclusively own the entire right, title and interest in and to (i) the Copyrights, Patent Rights, Trademarks, Domain Names and Software required to be listed in Sections 5.10(a) of the Seller Disclosure Letter, (ii) the Business Trade

Secrets, and (iii) all other Intellectual Property owned or purported to be owned by any Business Subsidiary or included in the Transferred Intellectual Property, as applicable, in each case of (i) through (iii) free and clear of any material Encumbrance (other than Permitted Encumbrances).  All Persons (including current and former employees and independent contractors) who have created or contributed to the development of, or otherwise would have rights in or to, Intellectual Property required to be disclosed in Section 5.10(a) of the Seller Disclosure Letter, any other material Intellectual Property owned or purported to be owned by any Business Subsidiary or other material Transferred Intellectual Property have executed enforceable written agreements that validly and irrevocably assign to any Business Subsidiary or any Asset Seller all of their rights in and to such Intellectual Property (to the extent that such rights can be assigned by law), or a Business Subsidiary or Asset Seller owns all such Intellectual Property pursuant to applicable Requirements of Law, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole.  To the Knowledge of Seller Parent, no such Person is in violation of any such agreement

(c)                                  Except as set forth in Section 5.10(c) of the Seller Disclosure Letter, the Intellectual Property assets used to provide the services to Buyer and its Affiliates under the Transition Services Agreement, the Intellectual Property assets used to provide the services to Buyer and its Affiliates (or their customers) under the Post-Closing Commercial Agreements, the Intellectual Property licensed to Buyer and its Affiliates under the Intellectual Property Cross License Agreement, the Transitional Trademark License Agreement, and the Subcontract Agreements, and after giving effect to the plan of reorganization as detailed in Schedule 7.6, and the Intellectual Property owned by the Business Subsidiaries and the Transferred Intellectual Property, collectively, together with all Intellectual Property used pursuant to a Transferred Contract or a Business Agreement (assuming receipt of the relevant consents, approvals and authorizations relating to the assignment thereof to Buyer) constitute all of the Intellectual Property that is necessary and sufficient to operate the Business in all material respects as conducted as of the date hereof.  Nothing in this Section 5.10(c) constitutes a representation or warranty with respect to (i) title to or the condition of any Intellectual Property, or (ii) the infringement of any other Person’s Intellectual Property.

(d)                                 Except as disclosed in Section 5.10(d) of the Seller Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole:  (i) all registrations for Copyrights, Patent Rights, Domain Names, and Trademarks required to be identified in Section 5.10(a) of the Seller Disclosure Letter are valid, in force and enforceable, and all pending applications to register any unregistered Copyrights, Patent Rights and Trademarks so identified are in good standing, all without challenge of any kind, and (ii) the Business Subsidiaries and/or Asset Sellers (after giving effect to the plan of reorganization as detailed in Schedule 7.6), have the right to bring actions for (A) infringement or unauthorized use or violation of the Copyrights, Patent Rights, Trademarks and Software required to be identified in Section 5.10(a) of the Seller Disclosure Letter, (B) misappropriation of any Business Trade Secrets, or (C) infringement or unauthorized use or other violation of any other Intellectual Property owned by any Business Subsidiary or included in the Transferred Intellectual Property, as applicable. Section 5.10(d) of the Seller Disclosure Letter includes a list of all maintenance fees for any of the Copyrights, Patent Rights or Trademarks required to be identified in Section 5.10(a) of the Seller Disclosure Letter that are due to be paid to any Governmental Body within 180 days after the date hereof.

(e)                                  Except as disclosed in Section 5.10(e)(i) of the Seller Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, during the thirty-six (36) months preceding the date of this Agreement, (i) no infringement, dilution or other violation by any Business Subsidiary or any Asset Seller of any Copyrights, Patent Rights or Trademarks of any other Person has occurred or resulted in any way from the conduct of the Business, (ii) no misappropriation by any Business Subsidiary or any Asset Seller of any Trade Secrets of any other Person has occurred or resulted in any way from the conduct of the Business, and (iii) no action, suit, or proceeding, or written notice (or, to the Knowledge of Seller Parent, any other form of notice) of the foregoing, alleging any infringement, dilution or other violation by any Business Subsidiary or any Asset Seller of any Intellectual Property of any other Person has been made or asserted to or against any Business Subsidiary or any Asset Seller in respect of the conduct of the Business.  Except as disclosed in Section 5.10(e)(ii) of the Seller Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, during the thirty-six (36) months preceding the date of this Agreement, to the Knowledge of Seller Parent, none of the (i) Copyrights, Patent Rights, Trademarks or Software required to be listed in Section 5.10(a) of the Seller Disclosure Letter, has been infringed, diluted, or otherwise violated by any other Person, (ii) the Business Trade Secrets has been misappropriated by any other Person, or (iii) other Intellectual Property owned by any Business Subsidiary or included in the Transferred Intellectual Property, as applicable, has been infringed, diluted, or otherwise violated by any other Person.

(f)                                   Each Business Subsidiary and Asset Seller has taken actions reasonably necessary to maintain the secrecy of the material Business Trade Secrets.  Except as disclosed in Section 5.10(f) of the Seller Disclosure Letter, no actions, suits, or proceedings are pending or, during the twenty-four (24) months preceding the date of this Agreement, have been threatened in writing against any Business Subsidiary or any Asset Seller which challenge the validity, enforceability, use, scope, or ownership of any Copyright, Patent Right, Trademark or Software required to be identified in Section 5.10(a) of the Seller Disclosure Letter or any other material Intellectual Property owned by a Business Subsidiary or included in the Transferred Intellectual Property, as applicable.

(g)                                  No Business Subsidiary nor any Asset Seller, with respect to the Business, uses or distributes, or has used or distributed, any Software licensed, provided, or distributed under any open source license, including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any Software that contains or is derived from any such Software, in any manner that would require (i) any source code of any Software identified in Section 5.10(a) of the Seller Disclosure Letter to be disclosed, licensed for free, publicly distributed, attributed to any person or dedicated to the public, or (ii) that any Business Subsidiary or Asset Seller license any Intellectual Property owned by a Business Subsidiary or included in the Transferred Intellectual Property (as applicable) to, or not assert any Intellectual

Property owned by a Business Subsidiary or included in the Transferred Intellectual Property (as applicable) against, any Person.

(i)                                     Except as disclosed in Section 5.10(i) of the Seller Disclosure Letter, neither Seller Parent nor any of its Affiliates has (i) disclosed or delivered, or has any obligation (with or without the passage of time or giving of notice) to disclose or deliver, to any Person, (ii) permitted the disclosure or delivery, or has any obligation (with or without the passage of time or giving of notice) to permit the disclosure or delivery, to any escrow agent or other third party of, or (iii) licensed or otherwise made available, or has any obligation (with or without the passage of time or giving of notice) to license or otherwise make available, any source code of the Software owned or purported to be owned by any Business Subsidiary or any Asset Seller and (in the case of the Asset Sellers) that is included in the Transferred Intellectual Property (other than, (A) in the case of each of (i) through (iii), employees and independent contractors operating for the Business’s benefit at the time of such disclosure, delivery, licensing, or making available and that were, at such time, subject to a written confidentiality agreement including reasonable protections of such source code or (B) in the case of (ii) any escrow agent who did not release such source code to any other Person and who no longer retains a copy of such source code).

Section 5.11                             IT Systems, Data Security and Privacy.

(a)                                 The IT Systems (i) are in good repair and operating condition and are adequate and suitable (including with respect to working condition, security, performance and capacity) in all material respects, individually, for the purposes for which they are being used or held for use, and, collectively, for the operation of the Business, and (ii) to the Knowledge of Seller Parent, do not contain any Malware that would reasonably be expected to materially adversely interfere with the conduct of the Business or present a material risk of business interruption or of unauthorized access, disclosure, use, corruption, destruction or loss of any personally identifiable information, data or non-public information.

(b)                                 The Business Subsidiaries and Asset Sellers (to the extent relating to the Business) (i) have implemented, maintain, and comply with written security, business continuity and backup and disaster recovery plans and procedures with respect to the IT Systems, and (ii) have taken steps to test such plans and procedures.  During the thirty-six (36) months preceding the date of this Agreement, (x) there has been no material failure, breakdown, persistent substandard performance, unauthorized access or use, or other adverse event affecting any of the IT Systems, and (y) no Business Subsidiary or Asset Seller to the extent relating to the Business has been notified in writing by any third Person (including pursuant to an audit of the Business by such third Person) of, nor to the Knowledge of Seller Parent is there, any material data security, information security or other technological deficiency with respect to the IT Systems, in each case of (x) and (y), that has caused or could reasonably be expected to cause any material disruption to the conduct of the Business or present a material risk of unauthorized access, disclosure, use, corruption, destruction or loss of any personally identifiable information, data or non-public information.

(c)                                  During the thirty-six (36) months preceding the date of this Agreement, (i) a privacy statement regarding the use, including the collection, security, and disclosure, of the personally identifiable information, data and non-public information of individuals who are visitors to the websites or users of the applications of the Business Subsidiaries and the Business has at all times been and is posted and accessible to individuals on each such website or application, and (ii) the Business Subsidiaries, and Asset Sellers to the extent relating to the Business, have been and are in material compliance with any such privacy statement (as applicable to any given set of personally identifiable information, data and non-public information collected by or on behalf of any of them) and with any and all applicable Requirements of Law, contractual requirements and terms of use pertaining to personally identifiable information, data and non-public information.

(d)                                 During the thirty-six (36) months preceding the date of this Agreement, no Business Subsidiary or Asset Seller, nor, to the Knowledge of Seller Parent, any third Person working on behalf of any of them, in each case to the extent relating to the Business, has (i) experienced any material data security breaches that required notice to any client in accordance with any Client Contract or Requirements of Law or (ii) received any written claims, notices or complaints regarding its information practices or the use of any personally identifiable information, data and non-public information of individuals, or alleging a material violation of any individual’s privacy, or confidentiality rights under any applicable privacy statement or otherwise from any Person, including the Federal Trade Commission or any other Governmental Body.  Neither this Agreement nor the transactions contemplated by this Agreement will violate any such privacy statements.

Section 5.12                             Title to Property.  Except for assets disposed of in the ordinary course of business, the Business Subsidiaries or Asset Sellers (after giving effect to the plan of reorganization as detailed in Schedule 7.6) will have valid title to each item of tangible personal property constituting a Purchased Asset, free and clear of all Encumbrances, except for Permitted Encumbrances.

Section 5.13                             Sufficiency of Assets. Except as set forth in Section 5.13 of the Seller Disclosure Letter, the assets used to provide the services to Buyer and its Affiliates under the Transition Services Agreement and the assets used to provide the services to Buyer and its Affiliates (or their customers) under the Post-Closing Commercial Agreements, the rights granted pursuant to the Intellectual Property Cross License Agreement, the Transitional Trademark License Agreement or the Subcontract Agreements and after giving effect to the plan of reorganization as detailed in Schedule 7.6, the assets and properties of the Business Subsidiaries and the Purchased Assets, collectively, constitute all of the material assets sufficient to operate the Business in all material respects as conducted as of the Reference Balance Sheet Date and as required under the Post-Closing Commercial Agreement, as of the date hereof and as of immediately prior to the Closing, assuming receipt of the relevant consents, approvals and authorizations set forth in Section 5.3 of the Seller Disclosure Letter.  Nothing in this Section 5.13 constitutes a representation or warranty with respect to (a) title to or the condition of any assets or properties (whether real or personal, tangible or intangible, owned, leased or held under license), any and all representations or warranties with respect to which are set forth in other sections of this ARTICLE V or (b) Intellectual Property, any and all representations or warranties with respect to the sufficiency of which are set forth in Section 5.10(c).

Section 5.14                             No Violation, Litigation or Regulatory Action.  Except as set forth in Section 5.14 of the Seller Disclosure Letter:

(a)                                 the Asset Sellers (with respect to the Business) and the Business Subsidiaries are, and during the thirty-six (36) months preceding the date of this Agreement have been, in compliance in all material respects with all applicable Requirements of Law and Governmental Orders, other than matters relating to Taxes, compliance with Environmental Laws or Environmental Permits, all representations with respect to which are the subject of Section 5.6 and Section 5.18, respectively;

(b)                                 as of the date hereof, there are no, and in the past thirty-six (36) months preceding, there have not been any, legal or administrative actions, suits or proceedings pending (with respect to which Seller Parent, any Business Subsidiary or any Asset Seller has been served or notified) or, to the Knowledge of Seller Parent, threatened against the Business or any Business Subsidiary which (A) would, individually or in the aggregate, reasonably be expected to (x) be material to the Business, taken as a whole or (y) materially impair the ability of Seller Parent to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby or (B) allege noncompliance with or liability under any Anti-Corruption Laws or Sanctions Laws with respect to the Business, which noncompliance or liability would, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole;

(c)                                  as of the date hereof, there is no legal or administrative action, suit or proceeding pending or, to the Knowledge of Seller Parent, threatened that questions the legality of the transactions contemplated by this Agreement or any of the Seller Ancillary Agreements;

(d)                                 the Selling Parties (with respect to the Business) and the Business Subsidiaries, during the thirty-six (36) months preceding the date of this Agreement, have been in compliance with the following (except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business, taken as a whole): (A) the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the U.K. Bribery Act 2010, or any other Requirements of Law relating to or addressing anti-corruption or anti-bribery applicable to the Asset Sellers (with respect to the Business), the Business, or the Business Subsidiaries (the “Anti-Corruption Laws”); (B) Requirements of Law relating to or addressing economic restrictions, export controls, trade embargoes and other restrictive measures imposed, administered or enforced by a Governmental Body, including (w) the U.S. Export Administration Regulations and the U.S. International Traffic in Arms Regulations, (x) the rules and regulations administered by the U.S. Treasury Department Office of Foreign Assets Control, Her Majesty’s Treasury in the U.K., (y) United Nations sanctions, and (z)  the European Union Council Regulations on export controls, and other European Council sanctions regulations, as implemented in the European Union member states (the “Sanctions Laws”) and (C) Anti-Money Laundering Laws;

(e)                                  no Business Subsidiary, no Selling Party (with respect to the Business), and no officers, directors, employees, or, to the Knowledge of Seller Parent, agents of any Business Subsidiary or Selling Party (with respect to the Business), has made, offered, promised to make, or caused to be made, in connection with the Business, any payments of money, property, or anything else of value (i) to or for the use or benefit of any Government Official, (ii) to any other Person while knowing or having reason to know that all or a portion of such payment is an advance or reimbursement to such Person for payments to a Government Official; or (iii) to any other Person, to obtain or retain business or to secure some other improper advantage, in each case where such payment would violate applicable Anti-Corruption Laws;

(f)                                   no Business Subsidiary, no Selling Party (with respect to the Business), and no officers, directors, employees, or, to the Knowledge of Seller Parent, agents of any Business Subsidiary or Selling Party (with respect to the Business) (A) has directly or indirectly engaged in business with or for the benefit of any Persons subject to applicable Sanctions Laws; or (B) is a Restricted Party;

(g)                                  to the extent required by applicable Requirements of Law, each Business Subsidiary and each Selling Party (with respect to the Business) maintains effective internal controls that are sufficient to provide reasonable assurance that violations of applicable Anti-Corruption Laws and Sanctions Laws will be prevented, detected and deterred, except where the failure to do so would, individually or in the aggregate, not reasonably be expected to be material to the Business, taken as a whole;

(h)                                 each of the Selling Parties (with respect to the Business) and Business Subsidiaries has timely filed (subject to valid extensions) all reports, forms, schedules, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file during the thirty-six (36) months preceding the date of this Agreement with any Governmental Body and have paid all fees and assessments due and payable in connection therewith, except, in each case, where the failure to do so would, individually or in the aggregate, not reasonably be expected to be material to the Business, taken as a whole;

(i)                                     the BD Subsidiary is the only Business Subsidiary that meets the definition of “broker” or “dealer” under the Exchange Act and is required to be registered as such under Section 15 of the Exchange Act with the SEC, and is as of the date of this Agreement and at all times required under the Exchange Act during the thirty-six (36) months preceding the date of this Agreement has been duly registered under Section 15 of the Exchange Act with the SEC;

(j)                                    the BD Subsidiary is a member in good standing of FINRA and is in compliance in all material respects with applicable FINRA Rules.  As of the date hereof, the BD Subsidiary has not entered into any agreement or arrangement with any Governmental Body to increase the Regulatory Capital that it is required to maintain above the amount required to be maintained under Rule 15c3-1 under the Exchange Act. During the past thirty-six (36) months, the BD Subsidiary has provided its broker-dealer services in compliance with all applicable

Requirements of Law, except for such failures to comply as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business, taken as a whole;

(k)                                 the BD Subsidiary is, and at all times during the past thirty-six (36) months has been, duly registered, licensed or qualified as a municipal securities broker-dealer with the MSRB.  The BD Subsidiary is in compliance in all material respects with applicable rules and regulations of the MSRB.  The BD Subsidiary is the only Business Subsidiary that is registered or required to be registered as a municipal securities broker-dealer with the MSRB;

(l)                                     as of the date of its filing, amendment or delivery to the SEC, as applicable, the Form BD of the BD Subsidiary on file with the SEC and each applicable amendment thereto filed or delivered by BD Subsidiary in the previous thirty-six (36) months was accurate and correct in all material respects, complied with applicable Requirements of Law in all material respects and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(m)                             none of the BD Subsidiary or any of its Registered Employees or “associated persons” (as defined in Section 3(a)(21) the Exchange Act) are the subject of any material disciplinary proceedings or Governmental Orders of any Governmental Body arising under applicable Requirements of Law which would be required to be disclosed on Form BD of the BD Subsidiary that are not so disclosed on such Form BD of the BD Subsidiary.  The BD Subsidiary is not ineligible pursuant to Section 15(b)(4) of the Exchange Act to be registered as a broker-dealer thereunder and none of the Registered Employees or other associated persons of the BD Subsidiary, as defined in the first sentence of this subparagraph, is ineligible to be an associated person of the BD Subsidiary pursuant to Section 15(b)(6) of the Exchange Act;

(n)                                 the BD Subsidiary has established and, at all times during the past thirty-six (36) months, has had in place, to the extent necessary to comply with applicable Requirements of Law, written policies and procedures reasonably designed to achieve compliance with (i) applicable FINRA Rules, (ii) the applicable rules of any domestic or foreign securities or broker-dealer industry self-regulatory organization of which the BD Subsidiary is a member, (iii) the applicable federal securities laws and regulations, (iv) laws regarding business continuity in the event of business disruptions, (v) Anti-Money Laundering Laws, including a written customer identification program to the extent required by applicable Requirements of Law, (vi) privacy laws, (vii) identity theft and privacy laws and (viii) all other applicable Requirements of Law, in each case other than where the failure to have such written compliance policies would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Except as set forth in any of the BD Subsidiary’s annual or other periodic compliance reviews made available to the Buyer or on examination letters or notices from regulators in connection with routine examinations, the BD Subsidiary is in, and at all times during the past thirty-six (36) months has been, in compliance in all material respects with the foregoing policies;

(o)                                 the IA Subsidiary is the only Business Subsidiary that meets the definition of “investment adviser” under the Investment Advisers Act and is required to be registered as such under applicable Requirements of Law, and is and at all times required by Investment Advisers Act during the thirty-six (36) months preceding the date of this Agreement has been, duly registered as an investment adviser under the Investment Advisers Act.  During the past thirty-six (36) months, the IA Subsidiary has provided its investment advisory services in compliance with all applicable Requirements of Law, including, to the extent required by applicable Requirements of Law, in connection with the retention and oversight of any sub-adviser that provides sub-advisory services, in each case, except for such failures to comply as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business, taken as a whole;

(p)                                 no person “associated” (as defined in the Investment Advisers Act) with the IA Subsidiary has, during the previous thirty-six (36) months, been convicted of any crime, or is, or has been subject to, any disqualification that would be a basis for denial, suspension or revocation of registration of an investment adviser under Section 203(e) of the Investment Advisers Act or Rule 206(4)-4(b) thereunder, and to the Knowledge of the Seller Parent, there are no proceedings or investigations pending or threatened in writing that would reasonably be expected to result in any such disqualification, denial, suspension or revocation.  Neither the IA Subsidiary nor, to the Knowledge of the Seller Parent, any “affiliated person” (as defined in the Investment Company Act) thereof, is ineligible pursuant to Section 9(a) or 9(b) of the Investment Company Act to serve as an investment adviser (or in any other capacity contemplated by the Investment Company Act) to a registered investment company;

(q)                                 as of the date of its filing, amendment or delivery, as applicable, each part of each Form ADV filed or delivered by the IA Subsidiary in the previous thirty-six (36) months was accurate and correct in all material respects, complied with applicable Requirements of Law in all material respects and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  To the extent required by applicable Requirements of Law, the IA Subsidiary has adopted (and has maintained at all times required by applicable Requirements of Law) (i) a written policy regarding insider trading and the protection of material non-public information, (ii) a written code of ethics, as required by Rule 204A-1 under the Investment Advisers Act, (iii) policies and procedures with respect to the protection of nonpublic personal information about customers, clients and other third parties, including cybersecurity policies and procedures, designed to assure compliance with applicable Requirements of Law, in each case to the extent required by applicable Requirements of Law, (iv) policies and procedures with respect to business continuity plans in the event of business disruptions, (v) policies and procedures with respect to money laundering, corruption, bribery, gifts and political contributions and (vi) all such other policies and procedures required by Rule 206(4)-7 under the Investment Advisers Act, and has designated and approved an appropriate chief compliance officer in accordance with Rule 206(4)-7 under the Investment Advisers Act; in each case other than where the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. During the past thirty-six (36) months, there have been no material violations or, to the Knowledge of Seller Parent, written allegations of material violations of such policies or procedures (including the code of ethics). All “supervised persons” of the IA Subsidiary have executed acknowledgments of the foregoing written policies and procedures and the code of ethics;

(r)                                    neither the IA Subsidiary nor any “covered associate” (as defined in Rule 206(4)-5 under the Investment Advisers Act) thereof has (A) made any “contribution” to an “official” of a “government entity” or “coordinated” or “solicited” such “contribution” (as such terms are defined in Rule 206(4)-5 under the Investment Advisers Act), where such government entity has retained the IA Subsidiary to provide investment advisory services (or has invested in any “covered investment pool” (within the meaning of Rule 206(4)-5 under the Investment Advisers Act) that the IA Subsidiary advises) or where the IA Subsidiary seeks to provide such services or (B) made any “payment” to a political party or “coordinated” or “solicited” such “payment” in violation of Rule 206(4)-5 under the Investment Advisers Act;

(s)                                   as to each Advisory Client, (i) there has been in full force and effect an Advisory Contract at all times that the IA Subsidiary was performing investment advisory services for such Advisory Client, and (ii) each Advisory Contract with an Advisory Client has been entered into and performed by the IA Subsidiary in accordance with its terms and with the Investment Advisers Act and other applicable Requirements of Law, in each case, in all material respects;

(t)                                    during the last thirty-six (36) months preceding the date of this Agreement, none of the IA Subsidiary or BD Subsidiary has (i) received a written “wells notice” or other written indication of the commencement of an enforcement action from the SEC, FINRA or any other Governmental Body, (ii) been subject to a formal Governmental Order instituting proceedings or similar action from the SEC, FINRA or any other Governmental Body, (iii) settled any material claim or proceeding of the SEC, FINRA or any other Governmental Body or (iv) received any notice from any Governmental Body that alleges any material noncompliance (or that the IA Subsidiary or BD Subsidiary is under investigation by any such Governmental Body for such alleged material noncompliance) with any Requirement of Law governing the operations of investment advisers or broker-dealers, as applicable, in each case, other than any of the foregoing that have been, or with respect to which the underlying issue has been, resolved in all material respects, other than as disclosed in the Form BD or any amendment thereto. There is no material deficiency, violation or exception claimed or asserted in writing during the previous thirty-six (36) months by any Governmental Body with respect to any examination of the IA Subsidiary or BD Subsidiary that has not been resolved in all material respects;

(u)                                 none of the Business Subsidiaries is registered or required to be registered or licensed or required to be licensed (i) with the CFTC or under applicable Requirements of Law in non-U.S. jurisdictions as a commodity pool operator, commodity trading advisor, futures commission merchant and/or introducing broker or (ii) as a bank, commodity broker-dealer, transfer agent, real estate broker, municipal advisor, insurance company or insurance broker;

(v)                                 none of the IA Subsidiary or any of its executive officers or directors or any other officer of the IA Subsidiary (to the extent such other officer would reasonably be expected to participate in an offering of securities in reliance on Rule 506 of Regulation D under the Securities Act in connection with his or her duties to the IA Subsidiary), is ineligible pursuant to Rule 506(d) of Regulation D under the Securities Act to serve as an investment manager, solicitor, promoter or in any other capacity with respect to an offering of securities in reliance on Rule 506(d) of Regulation D under the Securities Act, nor is there any proceeding pending or, to the knowledge of Seller Parent, threatened by any Governmental Body that would result in the ineligibility of the IA Subsidiary or any such Person to serve as an investment manager, solicitor, promoter or in any other capacity with respect to an offering of securities in reliance on Regulation D under the Securities Act; and

(w)                               neither Seller Parent or the IA Subsidiary nor, to the Knowledge of Seller Parent, any of the IA Subsidiary’s, directors, officers or employees, has been enjoined, indicted, convicted or made the subject of any material disciplinary proceedings or consent decree or administrative order which would be required to be disclosed on Form ADV that is not so disclosed on such Form ADV.

Section 5.15                             Contracts.  Except as set forth in Section 5.15 of the Seller Disclosure Letter, as of the date of this Agreement, neither the Business Subsidiaries nor Seller Parent or any of its Affiliates (other than the Business Subsidiaries) is a party to or bound by any of the following Contracts (in the case of Seller Parent or any of its Affiliates (other than the Business Subsidiaries), to the extent relating to the Business and binding upon the Business following the Closing):

(i)                                     any Contract with any Third Party whose arrangements with the Business, together with any other Contracts with such Third Party or any of its Affiliates, in each case under which payments were made with respect to the Business, account for the purchase by the Asset Sellers (with respect to the Business) or the Business Subsidiaries of services, supplies, components or equipment which involved the payment by or on behalf of the Business of more than $2,500,000 in the aggregate in the fiscal year ended December 31, 2015;

(ii)                                  to the extent not described in the preceding clause (i), any Contract that is not terminable at will by the Business within three months with any Third Party whose arrangements with the Business, together with any other Contracts with such Third Party or any of its Affiliates, in each case under which payments are required to be made with respect to the Business, requires future expenditures of the Business having, or reasonably expected to have, an annual value in excess of $1,000,000;

(iii)                               any Contract with any Third Party whose arrangements with the Business, together with any other Contracts with such Third Party or any of its Affiliates, in each case under which payments were made with respect to the Business, account for the sale by the Asset Sellers (with respect to the Business) or the Business Subsidiaries of any services or products of the Business which involved the payment to the Business of more than $10,000,000 in the fiscal year ended December 31, 2015;

(iv)                              any Contract that requires the Business or any Selling Party to (A) use any supplier or third party for all of the Business’ or such Selling Party’s requirements or needs for services, supplies, components or equipment in respect of the Business or (B) provide any client “most favored nation” pricing in respect of services or products of the

Business in each case, in a Contract set forth on Section 5.15(i) and Section 5.15(iii) of the Seller Disclosure Letter;

(v)                                 any Contract with any labor union, labor organization or works council;

(vi)                              any loan agreements, promissory notes, indentures, bonds or other instruments involving indebtedness for borrowed money (excluding intercompany indebtedness and non-trade accounts) or any guaranties of any such indebtedness;

(vii)                           any Contract under which any Third Party has granted a license to any Business Subsidiary or any Asset Seller to use Intellectual Property or Software (other than Software that is generally available through retail stores or distribution networks or is otherwise subject to “shrink-wrap” or “click-through” license agreements or standard commercial terms, including any computer software programs installed in the ordinary course of business as a standard part of hardware, equipment or fixtures purchased by any Selling Party) which is primarily related to and material to the conduct of the Business as currently conducted;

(viii)                        any Contract under which Seller Parent or any of its Affiliates has granted a Third Party a license to use any Intellectual Property or Software owned by any Business Subsidiary or included in the Transferred Intellectual Property, which license is primarily related to and material to the conduct of the Business as currently conducted (other than non-exclusive licenses granted under customer agreements or non-exclusive license otherwise entered into in the ordinary course of business);

(ix)                              any partnership, joint venture or other similar agreement or arrangement that is material to the Business (other than, for the avoidance of doubt, teaming or marketing agreements entered into in the ordinary course of business);

(x)                                 any Contract that contains restrictive covenants that prohibit or will prohibit the Business Subsidiaries or the Business as to be conducted from Buyer or its Affiliates from engaging in any business or competing anywhere in the world (e.g., a covenant not to compete or a non-solicitation provision);

(xi)                              any Contract entered into during the prior ten (10) years that relates to the acquisition or disposition of any business, assets, properties or rights under which the Business has any future liability with respect to an “earn-out”, contingent purchase price, deferred purchase price or similar contingent payment obligations, or any indemnification obligation;

(xii)                           any material Contract with any Governmental Body involving payments to or from the Business, or relating to services provided to or by the Business, in excess of $5,000,000 in either of the fiscal years ended December 31, 2015 and December 31, 2016;

(xiii)                        any Contract between the Business or any Business Subsidiary, on the one hand, and any of the Retained Businesses or Seller Parent or any of its Affiliates (other than the Business Subsidiaries), on the other;

(xiv)                       any Shared Contract involving (A) payments to the Business, or relating to services provided by the Business, in excess of $10,000,000 in the fiscal year ended December 31, 2015 or (B) payments from the Business, or relating to services provided to the Business, in excess of $1,000,000 in the fiscal year ended December 31, 2015; or

(xv)                          any Contract providing for a settlement or conciliation of any pending or threatened legal or administrative proceeding, claim, suit or action against a Business Subsidiary or any Selling Party in relation to the Business by or before any Governmental Authority, other than (A) releases immaterial in nature or amount entered into with former employees or current or former independent contractors of the Business in the ordinary course of business, (B) settlement agreements for cash and/or the provision of products and/or services only (which have been paid or provided) that do not exceed $1,000,000 individually as to any such settlement or (C) settlement agreements entered into more than one (1) year prior to the date of this Agreement under which the Business does not have any continuing obligations, liabilities or rights (excluding releases).

Section 5.16                             Status of Contracts.  Except as set forth in Section 5.16 of the Seller Disclosure Letter, as of the date hereof each of the Contracts required to be listed in Sections 5.8¸ 5.9 and 5.15 of the Seller Disclosure Letter (collectively, the “Business Agreements”) (i) is in full force and effect, (ii) is valid and binding on the applicable Business Subsidiary or the Selling Party (with respect to the Business) parties thereto, and to the Knowledge of the Seller Parent, each other party thereto, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole.  The Business Subsidiaries and Asset Sellers (with respect to the Business) are not in, or, to the Knowledge of Seller Parent, alleged to be in, a material breach of or material default under any of the Business Agreements and, to the Knowledge of Seller Parent, no other party to such agreements is in material breach or material default under any of the Business Agreements, and, to the Knowledge of Seller Parent, no event has occurred that with notice or lapse of time, or both, would constitute, such a material breach or material default.  A true, correct and complete copy of each Business Agreement has been made available by Seller Parent to Buyer, other than immaterial omissions.

Section 5.17                             ERISA and Benefit Plans.

(a)                                 Each material Seller Benefit Plan is listed in Section 5.17(a) of the Seller Disclosure Letter and Section 5.17(a) of the Seller Disclosure Letter separately identifies (i) each Seller Benefit Plan that is a Business Subsidiary Plan, and (ii) each Seller Benefit Plan that is an International Benefit Plan (including whether each such International Benefit Plan that provides retirement or pension benefits provides such benefits on defined contribution or defined benefit basis).

(b)                                 Seller Parent has provided to Buyer true and complete copies of each of the following, as applicable, (A) with respect to each Business Subsidiary Plan that is not an International Benefit Plan, (1) the plan document and all amendments thereto (or, in the case of an unwritten plan, a description of the primary plan terms thereof), (2) to the extent applicable, for the two most recent plan years (x) the annual report on Form 5500 and attached schedules, (y) audited financial statements, (z) actuarial valuation reports, (3) the most recent summary plan description, and (4) each trust agreement and group annuity contract related to the plan, (B) with respect to each material Seller Parent Benefit Plan that is not an International Benefit Plan, a copy or summary of such material Seller Parent Benefit Plan, (C) with respect to any Seller Benefit Plan that is a Seller Parent Spin-Off Plan, a copy of the plan document, and (D) with respect to each Business Subsidiary Plan that is an International Benefit Plan and in which more than 8 Business Employees participate, the plan document, in each case, to the extent Seller Parent or its Affiliates maintains such a document.

(c)                                  Except as would not reasonably be expected to result in material liability to Buyer, any of its Affiliates or the Business Subsidiaries, with respect to each Seller Benefit Plan: (i) each such plan has been established, maintained, funded and operated in compliance with its terms and the applicable requirements of the Code, ERISA and the regulations issued thereunder and any other Requirements of Law; (ii) all contributions, distributions, reimbursements and premium payments that are due have been timely made and all contributions, distributions, reimbursements and premium payments for any period ending on or before the Closing Date that are not yet due have been made or properly accrued; and (iii) there have been no prohibited transactions (as defined in Section 406 of ERISA or Section 4975 of the Code) and no breach of fiduciary duty (as determined under ERISA).

(d)                                 No contribution notice or financial support direction under the Pensions Act 2004 has been issued to the Seller, any of its Affiliates or any Business Subsidiary or to any other person in respect of any Seller Benefit Plan and there is no fact or circumstance likely to give rise to any such notice or direction.  Neither the Seller, any of its Affiliates or any Business Subsidiary has ever participated in any occupational pension scheme in relation to employees in the UK other than the Seller Benefit Plans.

(e)                                  Each Seller Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a current favorable determination letter from the IRS as to its qualification under the Code, and no event has occurred that would reasonably be expected to materially adversely affect such qualification.  No Business Subsidiary Plan is intended to be qualified under Section 401(a) of the Code.

(f)                                   There are no actions, suits, proceedings or claims pending (other than routine claims for benefits) or, to the Knowledge of Seller Parent, threatened in writing, with respect to any Business Subsidiary Plan or any Seller Benefit Plan that would reasonably be expected to result in material liability to Buyer, any of its Affiliates or the Business Subsidiaries.  No Business Subsidiary Plan or Seller Parent Spin-Off Plan is presently under audit (nor has notice been received of a potential audit) by the IRS, the Department of Labor, or any other Governmental Body, domestic or foreign.

(g)                                  No Business Subsidiary Plan is, and no Business Subsidiary has any or within the past six years had any obligation to contribute to, a “multiemployer plan,” as defined in Section 4001(a)(3) of ERISA, or would otherwise reasonably be expected to have any liability with respect to any “multiemployer plan” that is or was contributed to by Seller Parent or any of its ERISA Affiliates.  No Business Subsidiary Plan is subject to Title IV of ERISA.

(h)                                 Except as set forth in Section 5.17(h) of the Seller Disclosure Letter, or as required by this Agreement or Requirements of Law, the execution, delivery and performance of this Agreement by Seller Parent and the Selling Parties and the consummation of the transactions contemplated by this Agreement will not (alone or in combination with any other event) (A) entitle any Business Employee, Former Business Employee or current or former individual service provider to the Business to severance pay or any other payment or benefit or (B) result in any payment becoming due, accelerate the time of payment, funding or vesting of benefits or compensation, or increase the amount of compensation or benefits (including severance) due to any such Business Employee, Former Business Employee or current or former individual service provider to the Business.

(i)                                     Neither the execution, delivery and performance of this Agreement by Seller Parent and the Selling Parties and the consummation of the transactions contemplated by this Agreement will (alone or in combination with any other event) (as such term is defined in Treasury Regulation Section 1.280G-1) could reasonably be construed, individually or in combination with any other payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(j)                                    No person is entitled to receive any additional payment (including any Tax gross-up or other payment) from Seller, any Business Subsidiaries or any of their respective Affiliates as a result of the imposition of the excise taxes required by Section 4999 of the Code or any Taxes required by Section 409A of the Code.

Section 5.18                             Environmental Matters.  Except as set forth in Section 5.18 of the Seller Disclosure Letter, and other than those matters which would not, individually or in the aggregate, be material: (i) each Business Subsidiary, and each Selling Party with respect to the Business, is and for the past three (3) years has been in compliance with all applicable Environmental Laws and Environmental Permits; (ii) there are no actions or proceedings pending or, to the Knowledge of Seller Parent, threatened against any Business Subsidiary (or any Asset Seller with respect to the Business) alleging noncompliance with or liability under any Environmental Law; (iii) neither any Business Subsidiary nor any Asset Seller with respect to the business has received written notice that it is liable under Environmental Laws relating to the off-site disposal of wastes generated by the operations of the Business or alleging any other liability under or noncompliance with any Environmental Law; and (iv) there has been no release or disposal of, and no exposure of any Person to, any toxic or hazardous substance, material or waste that has given or would reasonably be expected to give rise to any liability under any Environmental Law.

The representations and warranties set forth in Section 5.3, Section 5.4, Section 5.5 and this Section 5.18 are Seller Parent’s sole and exclusive representations regarding environmental matters.

Section 5.19                             Employee Relations and Agreements.

(a)                                 Seller Parent has provided to Buyer a true and complete listing, as of February 8, 2017, of each Business Employee, including each Business Employee whose annual base cash compensation exceeds $100,000 (or the equivalent in a foreign currency in which the employee is paid), along with their annual base salary and date of hire, and Seller Parent acknowledges and agrees that, as of the date of this Agreement, (i) there are no other Persons, except the Business Employees and Retained Employees, who are employed by Seller Parent or any of its Affiliates (including the Business Subsidiaries) who provide services primarily to or on behalf of the Business and (ii) since January 1, 2016, Seller Parent and its Affiliates (including the Business Subsidiaries) have not transferred or modified the job responsibilities of any Person employed by Seller Parent or any of its Affiliates (including the Business Subsidiaries) who was providing services primarily to or on behalf of the Business that has resulted in such Person not meeting the definition of a Business Employee, except for such transfers or modifications (A) in the ordinary course and consistent with past practice and that would not adversely affect or impair the Business in a material way or (B) as necessary for the Retained Employees to be retained and employed by Seller Parent or its Affiliates (other than the Business Subsidiaries) as of the Closing. As of the date hereof, to the Knowledge of Seller Parent, no Business Employee whose annual base cash compensation exceeds $250,000 has given written notice of his or her termination of employment to be effective on a date prior to the one (1) year anniversary of Closing.

(b)                                 Except as set forth in Section 5.19(b) of the Seller Disclosure Letter, neither any Business Subsidiary nor any Asset Seller (with respect to the Business) is a party to, or bound by, any collective bargaining agreement or other Contract with any labor union, labor organization, works council, employee association, trade union, employee representative body or similar entity representing any of the Business Employees.  No union, works council, labor organization, employee association or similar organization has any bargaining rights acquired by certification or voluntary recognition with respect to the Business Employees or, to the Knowledge of Seller Parent represents or is purporting to represent any Business Employees.   To the Knowledge of Seller Parent, no such labor-related organization is attempting or, in the past two (2) years, has attempted to organize or represent any such employees. Except as set forth in Section 5.19(b) of the Seller Disclosure Letter, neither any Business Subsidiary nor any Asset Seller is negotiating, in connection with the Business, with any labor union, works council, labor organization, employee association, trade union, employee representative body or similar entity representing Business Employees. There has been no actual or, to the Knowledge of Seller Parent, threatened unfair labor practice charges, material grievances, material labor-related arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other material labor-related disputes against or affecting any Business Subsidiaries or Asset Seller (with respect to the Business).

(c)                                  Except as set forth in Section 5.19(c) of the Seller Disclosure Letter, no U.S. Business Employee is a party to any written employment, severance, retention, change in control or other agreement with any Business Subsidiary or any Selling Party that entitles him or her to material bonus or severance compensation.  Seller Parent has made available to Buyer the form employment agreement currently used by the Business with respect to International Business Employees.

(d)                                 Except as would not reasonably be expected to result in material liability to the Buyer, its Affiliates, any Business Subsidiary or the Business, Seller Parent and its Affiliates are in compliance with all Laws respecting employment and employment practices, including without limitations, all applicable Requirements of Law respecting labor, employment, fair employment practices, employment standards, terms and conditions of employment, pensions, workers’ compensation, occupational safety and health requirements, plant closings (including the WARN Act), wages and hours, pay equity or equal pay, classification of exempt and nonexempt employees, classification of independent contractors, immigration (including the verification of I-9s for all employees and proper confirmation of employee visas) withholding taxes, employment discrimination, affirmative action requirements under any federal or state Contracts, disability rights and benefits, equal opportunity, human rights, labor relations, employee leave issues and unemployment insurance and related matters with respect to Business Employees.

(e)                                  To the Knowledge of Seller Parent, no Business Employee is in material violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement or restrictive covenant obligation to the Business Subsidiaries or Asset Sellers.

(f)                                   The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any breach or other violation of any collective bargaining agreement or other Contract between the Business Subsidiaries and any labor union, labor organization or works council. With respect to the Business Subsidiaries, prior to the date of this Agreement, Seller Parent and the Business Subsidiaries have satisfied any pre-signing Requirements of Law or under Contract to provide notice to, or to enter into any consultation procedure with, any labor union, labor organization or works council in connection with the execution of this Agreement or the transactions contemplated by this Agreement.

Section 5.20                             Material Clients and Vendors.

(a)                                 Section 5.20(a)(i) of the Seller Disclosure Letter sets forth a complete and accurate list of the top twenty (20) clients of the Business based upon the revenue generated by the Business from such client during the fiscal year ended December 31, 2015 (“Material Clients”). Except as set forth in Section 5.20(a)(ii) of the Seller Disclosure Letter, as of the date hereof, the Business has not received any written notice from a Material Client that it has ceased to use the Business’s services or that it intends to cease after the Closing to use such services or to otherwise terminate or materially reduce its relationship with the Business.

(b)                                 Section 5.20(b)(i) of the Seller Disclosure Letter sets forth a complete and accurate list of the top twenty (20) vendors or suppliers of the Business based upon the payments made by the Business to such vendor or supplier during the fiscal year ended December 31, 2015 (“Material Vendors”). Except as set forth in Section 5.20(b)(ii) of the Seller Disclosure Letter, as of the date hereof, the Business has not received any written notice from a Material Vendor that it intends to cease after the Closing to provide services to the Business or to otherwise terminate or materially reduce its relationship with the Business.

Section 5.21                             No Brokers.  No broker, investment banker or other Person, other than Moelis & Company and Morgan Stanley & Co. LLC, the fees and expenses of which will be paid by Seller Parent, is entitled to any broker’s, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller Parent or its Affiliates.

Section 5.22                             Insurance.  Section 5.22 of the Seller Disclosure Letter sets forth a listing of all material occurrence-based insurance policies currently owned, held by or applicable to the Seller Parent or its Affiliates (including the Business Subsidiaries) that relate to the Purchased Assets or the Business (the “Insurance Policies”).  Except as would not reasonably be expected to be material to the Business taken as a whole, (i) the Insurance Policies are in full force and effect and all premiums that are due and payable with respect thereto have been paid and (ii) coverage limits with respect to all the Insurance Policies have not been materially exhausted or impaired.  Neither Seller Parent nor any of its Affiliates has received any written notice of cancellation or non-renewal of any such policy or arrangement nor has the termination of any such policy or arrangement been threatened in writing.  There are no pending claims under the Insurance Policies by Seller Parent or any of its Affiliates as to which the insurers have denied liability that would reasonably be expected to be material to the Business taken as a whole.

Section 5.23                             Affiliated Party Transactions. Except as set forth on Section 5.23 of the Seller Disclosure Letter, neither the Seller Parent nor any Affiliate of the Seller Parent (other than the Business Subsidiaries and the Asset Sellers) is, and to the Knowledge of the Seller Parent after Closing will continue to be, a party to any Contract relating to the Business with or binding upon any Business Subsidiary or any Asset Seller or has any material interest in any property or assets relating to the Business and owned by any Business Subsidiary or any Asset Seller or has engaged in any transaction (other than the transactions contemplated under this Agreement, the Seller Ancillary Agreements or the Buyer Ancillary Agreements) with the Business that is material to the Business as a whole.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF BUYER

As an inducement to Seller Parent to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer hereby represents and warrants to Seller Parent as of the date hereof and as of the Closing Date as follows:

Section 6.1                                    Organization; Qualification.  Buyer is (and as of the Closing, each Designated Purchaser will be) a corporation or other organization duly formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has the corporate or other entity power and authority to own or lease and operate its assets and to carry on its businesses in the manner that they were conducted immediately prior to the date of this Agreement. Buyer is (and as of the Closing, each Designated Purchaser will be) duly qualified as a foreign corporation or other organization to do business and, to the extent legally applicable, is in good standing in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification necessary, except for jurisdictions where the failure to be so qualified or in good standing would not impair or delay the ability of Buyer or any such Designated Purchaser to consummate the transactions contemplated by, or perform its obligations under, the Buyer Ancillary Agreements to which it is a party.

Section 6.2                                    Authority; Conflicts.

(a)                                 Buyer (and as of the Closing, each Designated Purchaser) has the corporate or other entity power and authority to execute, deliver and perform this Agreement and each of the Buyer Ancillary Agreements to which it is a party.  The execution, delivery and performance of this Agreement and the Buyer Ancillary Agreements by Buyer (and each Designated Purchaser) have been duly authorized and approved by all requisite corporate or other entity action and do not require any further authorization or consent of Buyer (or any Designated Purchaser) or its equityholders.  This Agreement has been duly authorized, executed and delivered by Buyer and (assuming the valid authorization, execution and delivery of this Agreement by Seller Parent) is the legal, valid and binding agreement of Buyer enforceable in accordance with its terms, and each of the Buyer Ancillary Agreements has been (or, as applicable, with respect to each Designated Purchaser, as of the Closing, will be) duly authorized by Buyer (or the applicable Designated Purchaser), and upon execution and delivery by Buyer (or, as applicable, any Designated Purchaser) will be (assuming the valid authorization, execution and delivery by Seller Parent, where Seller Parent is a party, and any Selling Party that is party thereto) a legal, valid and binding obligation of Buyer (or, as applicable, any Designated Purchaser), enforceable in accordance with its terms, subject, in the case of this Agreement and each of the Buyer Ancillary Agreements, to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws of general application relating to or affecting creditors’ rights and to general equity principles, whether considered in a proceeding at law or in equity.

(b)                                 The execution and delivery of this Agreement or any of the Buyer Ancillary Agreements by Buyer (or, as applicable, any Designated Purchaser), the consummation of any of the transactions contemplated hereby or thereby by Buyer (or, as applicable, any Designated Purchaser) and compliance with or fulfillment of the terms, conditions and provisions hereof or thereof by Buyer (or, as applicable, any Designated Purchaser) will not:

(i)                                     assuming the receipt of all necessary consents and approvals, the filing of all necessary documents and the expiration or termination of any applicable waiting period as described in Section 6.2(b)(ii), result in a breach of the terms, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation or a loss of rights under (1) the certificate of incorporation or formation or by-laws or operating agreement (or similar organizational documents) of Buyer (or any Designated Purchaser), (2) any note, instrument, contract, agreement, mortgage, lease, franchise or financial obligation to which Buyer (or any Designated Purchaser) is a party or any of its properties is subject or by which they are bound, (3) any Governmental Order to which Buyer (or any Designated Purchaser) is a party or by which it is bound or (4) any Requirements of Law affecting Buyer (or any Designated Purchaser), other than, in the case of clauses (2), (3) and (4) above, any such breaches, defaults, rights or loss of rights that, individually or in the aggregate, would not materially impair the ability of Buyer (or any Designated Purchaser) to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby; or

(ii)                                  require the approval, consent, authorization or act of, or the making by Buyer (or any Designated Purchaser) of any declaration, filing or registration with, any Governmental Body, except (1) in connection, or in compliance, with the provisions of the HSR Act or similar Competition Laws in foreign jurisdictions, (2) such filings as may be required in connection with the Taxes described in Section 8.2(a)(iv) and (3) such approvals, consents, authorizations, declarations, filings or registrations the failure of which to be obtained or made would not, individually or in the aggregate, materially impair the ability of Buyer (or any Designated Purchaser) to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby.

Section 6.3                                    No Violation, Litigation or Regulatory Action.

(a)                                 Except as set forth in Section 6.3 of the Buyer Disclosure Letter:

(i)                                     as of the date hereof, there are no actions, suits or proceedings pending (with respect to which Buyer has been served or otherwise notified) or, to the Knowledge of Buyer, threatened against Buyer or any of its Affiliates which would, individually or in the aggregate, materially impair the ability of Buyer to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby; and

(ii)                                  as of the date hereof, there is no action, suit or proceeding pending or, to the Knowledge of Buyer, threatened that questions the legality of the transactions contemplated by this Agreement or any of the Buyer Ancillary Agreements.

(b)                                 To the Knowledge of Buyer, there exist no facts or circumstances that would reasonably be expected to materially impair or materially delay the ability of Buyer (or any Designated Purchaser) to consummate the transactions contemplated by, or to perform its obligations under, this Agreement and the Buyer Ancillary Agreements.

Section 6.4                                    Investment Intent; Information; Securities Matters.

(a)                                 Buyer is acquiring the Equity Interests as an investment for its own account and not with a view to the distribution thereof in violation of any federal or state securities laws.  Buyer shall not sell, transfer, assign, pledge or hypothecate any of the Equity

Interests in the absence of registration under, or pursuant to an applicable exemption from, federal and applicable state securities Requirements of Law.

(b)                                 Buyer acknowledges that it has (i) conducted an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Business and the merits and risks of this purchase, and (ii) relied solely on the results of its own independent investigation and verification and the representations and warranties expressly set forth in this Agreement (including the Seller Disclosure Letter), the Buyer Ancillary Agreements and Seller Ancillary Agreements and any certificates delivered pursuant hereto and thereto; in making its determination to proceed with the transactions contemplated by this Agreement. Buyer further acknowledges that it has had the opportunity to ask questions of, and receive answers from, the directors and officers of Seller Parent and its Affiliates with respect to the Business and Persons acting on and Seller Parent’s behalf with respect to the Business concerning the terms and conditions of the purchase of the Equity Interests.

(c)                                  Buyer has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of its investment in the Equity Interests, and Buyer is capable of bearing the economic risks of such investment, including a complete loss of its investment in the Equity Interests.  Buyer acknowledges that the Equity Interests have not been registered under the Securities Act, or any state securities Requirements of Law, and understands and agrees that it may not sell or dispose of any of the Equity Interests except pursuant to a registered offering in compliance with, or in a transaction exempt from, the registration requirements of the Securities Act and any other applicable state, foreign or federal securities Requirements of Law.

(d)                                 Notwithstanding the foregoing, nothing in this Section 6.4 shall in any way impair or limit, or be used as a defense against, any claims of, or causes of action arising from, actual and intentional fraud in respect of making the representations set forth in this Agreement.

Section 6.5                                    Financing.

(a)                                 Buyer has delivered to Seller Parent true and complete copies of (i) the Equity Commitment Letters, pursuant to which the Parents have committed, subject only to the terms and conditions thereof, to invest the amounts set forth therein on the date on which the Closing should occur pursuant to Section 4.1 and to which Seller Parent is an express third-party beneficiary (the “Equity Financing”), and (ii) the executed commitment letter (together with the term sheet and any other annexes, exhibits, schedules, annexes and other attachments thereto), dated as of the date hereof (the “Debt Commitment Letter” and, together with the Equity Commitment Letters, the “Financing Commitments”) from the lenders party thereto (the “Lenders” or the “Financing Sources”), pursuant to which the Lenders have committed, subject only to the terms and conditions set forth therein, to lend to Buyer the amounts set forth therein for purposes of funding the transactions contemplated by this Agreement (the “Debt Financing” and, together with the Equity Financing, the “Financing”).  Buyer has also delivered to Seller Parent true and complete copies of any fee letter (with only the numerical amounts, “market flex” provisions and other customary threshold amounts and “securities demand” related provisions provided therein subject to customary redactions (none of which individually is a condition to the availability of the Debt Financing or in the aggregate would reduce the amount of the Debt Financing or adversely affect the availability of the Debt Financing or delay or prevent the Closing or constitute a condition to funding the Debt Financing on the Closing Date)) relating to the Debt Commitment Letter (any such fee letter, a “Fee Letter”).  As of the date of this Agreement, there are no side letters or other agreements, arrangements or understandings relating to the Debt Financing (other than the Fee Letter) to which Buyer or Parents or any of their Affiliates is a party other than the engagement letter referred to in paragraph 10 of Exhibit D to the Debt Commitment Letter delivered to Seller Parent prior to the date hereof (the “Engagement Letter”), a true and complete copy of which has been delivered by Buyer to Seller Parent.

(b)                                 As of the date hereof, assuming the Debt Financing is funded in full in accordance with the Debt Commitments Letter on the Closing Date, the aggregate net proceeds from the Debt Financing, when funded in accordance with the Financing Commitments, together with proceeds of the Equity Financing, will be sufficient to fund all of the amounts required to be provided by Buyer for the consummation of the transactions contemplated by this Agreement and are sufficient for the satisfaction when due of all of the obligations of Buyer and Parents, in each case, under this Agreement and on the Closing Date, including the payment of the Purchase Price and the payment of any and all costs and expenses payable by Buyer or Parents on the Closing Date or otherwise in connection with the consummation of the transactions contemplated by this Agreement (collectively, the “Financing Uses”).

(c)                                  As of the date hereof, the Financing Commitments are in full force and effect and have not been withdrawn, terminated or rescinded or, except as permitted by Section 7.7 after the date hereof, otherwise amended, supplemented or modified in any respect; provided that the existence or exercise of “market flex” provisions contained in the Fee Letter, as in effect on the date of this Agreement, shall not be deemed to constitute a modification, supplement or amendment of the Debt Commitment Letter.  As of the date hereof, each of the Financing Commitments, in the form delivered to Seller Parent, is a legal, valid and binding obligation of Buyer and, to the Knowledge of Buyer, each of the other parties thereto, enforceable against such parties in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar Requirements of Law of general application relating to or affecting creditors’ rights and to general equity principles.  As of the date hereof, there are no side letters or other Contracts or contractual arrangements (except for the Financing Commitments, the Fee Letter and the Engagement Letter) relating to the Financing Commitments.  As of the date hereof, assuming the accuracy of the representations and warranties set forth in ARTICLE V, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Buyer under any term of, or a failure of any condition to the obligations of the Financing Sources to provide the Financing under, the Financing Commitments.  As of the date hereof, assuming the accuracy of the representations and warranties set forth in ARTICLE V, the satisfaction of the conditions precedent set forth in ARTICLE IX and the performance by Seller Parent of its obligations under this Agreement, Buyer has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of the Financing Commitments required to be satisfied by it on or prior to the Closing

Date.  As of the date hereof, Buyer has fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid on or before the date of this Agreement.  Except as expressly set forth in the Financing Commitments, there are no conditions precedent to the obligations of the Financing Sources to provide the Financing or other contractual contingencies related to the funding or investing, as applicable, of the full amount of the Financing.  As of the date hereof, to the Knowledge of Buyer, there is no fact, occurrence or condition that makes any of the assumptions or statements set forth in the Debt Commitment Letter inaccurate in any material respect or that would reasonably be expected to cause the commitments provided in the Debt Commitment Letter to be terminated or ineffective or any of the conditions contained therein not to be met.

Section 6.6                                    Certain Arrangements.  Except as set forth in this Agreement, there are no contracts, agreements, arrangements or understandings between Buyer or any of its Affiliates, on the one hand, and any employee of the Business, on the other hand, relating to the employment of or compensation to be paid to such employee of the Business following the Closing.  Except as set forth in this Agreement, there are no contracts, agreements, arrangements or understandings between Buyer or any of its Affiliates, on the one hand, and any current or former Business Employee, on the other hand, in any way relating to the transactions contemplated by this Agreement or the approval hereof.

Section 6.7                                    Solvency.  Assuming (v) the satisfaction of the conditions precedent set forth in ARTICLE IX, (w) the performance by Seller Parent of its obligations under this Agreement, (x) the accuracy and completeness of the representations and warranties of the Seller Parent in ARTICLE V (disregarding any references to knowledge, Material Adverse Effect or similar qualifiers), (y) that the Financial Statements fairly present the consolidated financial conditions of the Business as at the end of the periods covered thereby and the consolidated results of earnings of the Business for the periods covered thereby and (z) any financial forecasts of the Business made available to Buyer as of the date hereof have been prepared in good faith upon assumptions that were reasonable at such time (it being understood that the Seller Parent is not making any representation and warranty with respect thereto as a result of such assumption in this clause (z)), immediately after giving effect to the transactions contemplated by this Agreement, including the Financing, Buyer (i) shall be able to pay its debts as they become due, (ii) shall own property which has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities) and (iii) shall have adequate capital to carry on its businesses.  No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Business.

Section 6.8                                    Guarantee.  Concurrently with the execution of this Agreement, the Parents have delivered to Seller Parent their duly executed Guarantees.  Each Guarantee is in full force and effect and is the valid, binding and enforceable obligation of the applicable Parent, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors’ rights and to general equity principles, and, as of the date hereof, no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of either Parent under either Guarantee.

Section 6.9                                    No Brokers.  No broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

Section 6.10                             No Other Representations or Warranties.  Except for the representations and warranties contained in this ARTICLE VI, the Buyer Ancillary Agreements and Seller Ancillary Agreements and any certificates delivered pursuant hereto and thereto, none of Buyer or any other Person on behalf of Buyer makes any other express or implied representation or warranty with respect to Buyer in connection with the transactions contemplated hereby and thereby.

ARTICLE VII
ACTION PRIOR TO THE CLOSING DATE

The respective parties hereto covenant and agree to take the following actions between the date hereof and the Closing Date:

Section 7.1                                    Access to Information.  Subject to Buyer’s obligations under the Confidentiality Agreement, Seller Parent shall and shall cause the Business Subsidiaries and Selling Parties to afford to the officers, employees and authorized representatives of Buyer (including independent public accountants and attorneys) reasonable access during normal business hours, upon reasonable advance notice, to the offices, properties, officers and other senior personnel and business and financial records (including computer files, retrieval programs and similar documentation) of the Business to the extent Buyer shall reasonably deem necessary in order to operate the Business after the Closing and shall furnish or cause to be furnished to Buyer or its authorized representatives such additional information concerning the Business as shall be reasonably requested; provided, however, that none of Seller Parent, the Business Subsidiaries or any Selling Party shall be required to violate any Requirements of Law, Governmental Order or obligation of confidentiality to which Seller Parent, the Business Subsidiaries or any Selling Party is subject or to waive any privilege which any of them may possess in discharging obligations pursuant to this Section 7.1; provided, further, none of Seller Parent, the Business Subsidiaries or any Selling Party shall be required to furnish or otherwise make available to Buyer competitively sensitive information relating to areas of the Business in which Buyer or its Affiliates compete against any of them; and, provided, further, that neither Buyer nor any of its officers, employees, agents or representatives shall have access to any personnel of the Business (other than officers and other senior personnel) or any other businesses of Seller Parent or the Selling Parties without Seller Parent’s prior written consent, which shall not be unreasonably withheld.  If any material is withheld by Seller Parent, the Business or any of the Selling Parties pursuant to the provisos to the preceding sentence, the applicable party shall, to the extent permitted by Requirements of Law, inform Buyer of such fact and provide a description of the general nature of what is being withheld, and the parties shall use commercially reasonable efforts to obtain any consents necessary, restructure the form of access, and/or make other arrangements, so as to permit the access requested.  If so reasonably requested by Buyer, Seller Parent and Buyer shall enter into a customary joint defense agreement with respect to the documents and information accessed pursuant to this

Section 7.1.  Buyer agrees that:  (A) such investigation shall be conducted in such a manner as not to interfere unreasonably with the operations of Seller Parent, the Business Subsidiaries and the Selling Parties; (B) all requests by Buyer for access or availability pursuant to this Section 7.1 shall be submitted or directed exclusively to an individual to be designated by Seller Parent; and (C) Seller Parent, the Business Subsidiaries and the Selling Parties shall not be required to provide any books and records or reports based thereon that they do not maintain or prepare in the ordinary course of their business.  Notwithstanding the foregoing, the obligations of Seller Parent pursuant to this Section 7.1 shall be subject to the right of Seller Parent to determine, in its discretion, the appropriate timing of the disclosure of information it deems proprietary commercial information or privileged information.

Section 7.2                                    Notifications.  Each of Buyer and Seller Parent shall promptly notify the other if it becomes aware of any action, suit or proceeding that shall be instituted or threatened against such party to restrain, prohibit or otherwise challenge the legality of any transaction contemplated by this Agreement.  Each party hereto shall promptly notify the other if it becomes aware of any action, suit or proceeding that may be threatened, brought, asserted or commenced against any Business Subsidiary, any Selling Party or Buyer or its Affiliates, as the case may be, that would have been required to be listed in Section 5.10(e), Section 5.10(f), Section 5.14 or Section 5.17(f) of the Seller Disclosure Letter or Section 6.3 of the Buyer Disclosure Letter, as the case may be, if such action, suit or proceeding had arisen prior to the date hereof.  If a party fails to notify the other parties under this Section 7.2, (i) any such non-breaching party shall only be entitled to seek indemnification for breach of this Section 7.2 if and to the extent such non-breaching party is otherwise entitled to indemnification pursuant to Section 11.1(a)(i) or Section 11.2(a)(i), as the case may be, for breach of a representation and warranty and the limits (if any) set forth in Section 11.1(a) or Section 11.2(a), as the case may be, shall apply to any such indemnification and (ii) a failure to comply with this Section 7.2 shall not cause the failure of any condition set forth in ARTICLE IX or ARTICLE X to be satisfied unless the underlying change, event or development would independently result in the failure of a condition set forth in ARTICLE IX or ARTICLE X to be satisfied.  Notwithstanding anything to the contrary in this Section 7.2, under no circumstance shall any notification provided under this Section 7.2 be deemed to modify or amend the Seller Disclosure Letter in any manner, nor shall any such notification be given any effect for any purpose, including for purposes of determining (x) the fulfillment of the conditions set forth in ARTICLE IX or ARTICLE X, (y) each party’s rights to terminate the Agreement pursuant to ARTICLE XII or (z) following the Closing, an Indemnified Party’s right to indemnification under ARTICLE XI.

Section 7.3                                    Consents of Third Parties; Governmental Approvals.

(a)                                 (i) During the period prior to the Closing Date (or, with respect to the closing of the sale of the BD Equity Interests, the Deferred BD Closing Date, if applicable), Buyer shall use its reasonable best efforts, and Seller Parent, upon the request of Buyer, shall use its commercially reasonable efforts to cooperate with Buyer, in attempting to secure any consents and approvals of any Third Party required to be obtained to consummate the transactions contemplated by this Agreement as promptly as practicable (“Required Third Party Consents”); provided, however, that such action shall not include any requirement of Seller Parent, the Business Subsidiaries, any Selling Party or any of their Affiliates to expend money, commence or participate in any litigation, offer or grant any accommodation or undertake any obligation or liability (in each case financial or otherwise) to any Third Party; provided, further, that neither Buyer nor their respective officers, employees or authorized representatives may contact any such Third Party without providing Seller Parent with advance notice and a reasonable opportunity to participate in any such contact.  For the avoidance of doubt, no representation, warranty or covenant of Seller Parent contained herein shall be breached or deemed breached, and no condition shall be deemed not satisfied, based on, in and of itself, (i) the failure to obtain any Required Third Party Consents or (ii) any action, suit or proceeding commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such Required Third Party Consents. Notwithstanding the foregoing, this Section 7.3(a) shall not limit Buyer’s remedies with respect to a breach of Seller Parent’s representations and warranties contained in Section 5.3(b).  Buyer shall consult with and consider in good faith the views of Seller Parent regarding all matters in connection with attempting to secure any Required Third Party Consents, and the design and implementation of the strategy for obtaining such Required Third Party Consents and the communications related thereto shall be controlled by Seller Parent.

(b)                                 Buyer and Seller Parent shall use their reasonable best efforts to file as promptly as practicable and, (x) in the case of clauses (i) and (ii) below, in any event within fifteen (15) business days after the date hereof and (y) in the case of clause (iii) below, in any event within thirty (30) days after the date hereof, (i) with the Federal Trade Commission and the Antitrust Division of the Department of Justice the notifications and other information required to be filed under the HSR Act, (ii) with the applicable Governmental Bodies the notifications and other information required to be filed under the Canada Competition Act and (iii) with the Competition Commission of India the notifications and other information required to be filed under the (Indian) Competition Act, 2002.  Seller Parent shall (x) use its reasonable best efforts to file or cause to be filed with FINRA not more than fifteen (15) business days after the date hereof a continuing membership application on Form CMA pursuant to NASD Rule 1017(a)(4) and (b) with respect to the BD Subsidiary (the “FINRA CMA”) and (y) notify FINRA prior to the date that is thirty-five (35) days after the filing of the FINRA CMA (but in no event prior to the date that is thirty (30) days after the filing of the FINRA CMA) that Seller Parent and Buyer intend to consummate the Closing pursuant to NASD Rule 1017(c)(1) without written approval from FINRA in the event that FINRA has not provided a written approval with respect to the FINRA CMA prior to the date of such notification; provided that, for the avoidance of doubt, the closing with respect to the BD Equity Interests shall be subject to Section 4.6.  Without the prior written consent of Buyer, neither Seller Parent nor the BD Subsidiary shall agree to any material restriction to be imposed by FINRA as conditions to the FINRA Approval, including without limitation any requirement to maintain an amount of Regulatory Capital in excess of the amount of Regulatory Capital required under Rule 15c3-1 of the Exchange Act as of the date hereof.  Seller Parent or Buyer, as applicable, shall use its reasonable best efforts to file such notices and seek such approvals with respect to the IA Subsidiary and BD Subsidiary required to be filed with or obtained from state securities regulators prior to the Closing Date or the Deferred BD Closing Date, as applicable, as indicated on Section 5.3(b)(ii) of the Seller Disclosure Letter.

(c)                                  Each party warrants that all such filings by it will be, as of the date filed, in material compliance with the applicable requirements of the HSR Act, such other Competition

Laws and NASD Rule 1017, and, additionally with respect to NASD Rule 1017, agrees to use its reasonable best efforts to file a substantially complete FINRA CMA within the meaning of NASD Rule 1017(d).  Each of Buyer and Seller Parent agrees to file or make available additional information relating to its business, assets or properties reasonably requested by such Governmental Bodies under the HSR Act, such other Competition Laws or any other applicable Requirements of Law or by FINRA and to use its reasonable best efforts to take such other reasonable actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act or such other Competition Laws and the satisfaction of the conditions set forth in Section 9.2, Section 9.3 and Section 10.2 as soon as practicable after the date hereof.  Buyer shall pay or cause to be paid all filing fees in connection with any filings in connection with approvals of Governmental Bodies or FINRA to the transactions contemplated by this Agreement.

(d)                                 Each of Buyer and Seller Parent shall (i) permit the other to review in advance any proposed communication by such party to any Governmental Body relating to the subject matter of this Agreement and consider in good faith the other party’s reasonable comments thereto, (ii) promptly notify the other party of any communication it or any of its Affiliates receives from any Governmental Body relating to such matters and (iii) provide to the other copies of all correspondence, filings or communications between it (or its advisors) and any such Governmental Body relating to this Agreement or any of the matters described in this Section 7.3(d); provided that such correspondence does not contain or reveal confidential information of any individual, Buyer, Seller Parent, the Business Subsidiaries, the Selling Parties or any of their respective Affiliates, and that financial information relating to individuals will not need to be shared.  Neither Buyer nor Seller Parent shall agree to participate in any meeting with any Governmental Body (including via telephone or conference call) in respect of any filings, investigation or other inquiry unless it consults with the other in advance and, to the extent practicable and permitted by such Governmental Body, gives the other the opportunity to attend and participate at such meeting.

(e)                                  In furtherance and not in limitation of the foregoing, but subject to Section 4.6, each of Buyer and Seller Parent shall cooperate and Buyer shall use its reasonable best efforts to take any and all steps necessary to avoid or eliminate impediments or objections, if any, that may be asserted with respect to the transactions contemplated by this Agreement under the HSR Act, any other applicable Competition Law or by FINRA so as to enable the parties hereto to close the transactions contemplated hereby as promptly as practicable, including, solely for purposes of the HSR Act and any other applicable Competition Law, proposing, negotiating, committing to and effecting, by consent decree, hold separate orders or otherwise, the sale, divesture or disposition of any of its or its Affiliates’ assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant to this Agreement as are required to be divested (or otherwise taking or committing to take other actions in respect of any of its or its Affiliates’ assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant to this Agreement, including agreeing to subject Buyer or any of its Affiliates to (A) any different or additional Requirement of Law, actuarial standard or accounting standard or (B) any different or additional requirements related to the contribution of capital or the maintenance of capital levels (including any keep-well or capital maintenance agreements) or any restrictions on dividends or other distributions) in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated hereby.  In addition, Buyer shall use its respective commercially reasonable efforts to defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the consummation of the Closing.

(f)                                   Notwithstanding anything in this Agreement to the contrary, nothing in Section 7.3(e) shall be binding on, or shall require, any Person to take any action, other than Buyer and Buyer’s Subsidiaries and, with respect to action to be taken on or after the Closing, the Business Subsidiaries (and no Person other than the foregoing shall be deemed to be an Affiliate of Buyer for purposes of this Section 7.3).

(g)                                  With respect to any Advisory Client, as promptly as practicable following the date of this Agreement, to the extent required by applicable Requirements of Law or the terms of any Advisory Contract with such Advisory Client in connection with the consummation of the transactions contemplated hereby, Seller Parent shall cause the IA Subsidiary to (i) provide notice, in form and substance reasonably satisfactory to Buyer and Seller Parent, of the transactions contemplated by this Agreement (each, a “Notice”) to such Advisory Client and (ii) use commercially reasonable efforts to obtain any approval, consent or other action, if any, that is required under applicable Requirements of Law from or by such Advisory Client.  Notwithstanding anything to the contrary herein, in connection with obtaining the Advisory Client consents as described in this Section 7.3(g), the IA Subsidiary will not agree to any economic concessions (including any fee reduction or waiver, reimbursement obligation, expense cap or similar offset or arrangement) or other material changes to Advisory Contracts without the written consent of Buyer in its sole discretion.  Seller Parent will reasonably cooperate with the IA Subsidiary and other Business Subsidiaries in connection with the obtaining of Advisory Client consents under this Section 7.3(g).  In connection with obtaining the Advisory Client consents and other actions required by this Section 7.3(g), prior to the later of the Closing Date and the Deferred BD Closing Date, as applicable, Seller Parent will keep Buyer reasonably informed of the status of obtaining such Advisory Client consents and, upon Buyer’s request, make available to Buyer copies of all such executed Advisory Client consents and make available for Buyer’s inspection the originals of such consents and any related materials and other records relating to the Advisory Client consent process.

(h)                                 As promptly as practicable following the date hereof, Seller Parent shall, and shall cause the BD Subsidiary to, request the board of trustees of Hewitt Series Trust (the “RIC”), including a majority of the trustees who are not “interested persons” (as defined in the Investment Company Act), to approve a new distribution agreement and shareholder servicing agreement between the BD Subsidiary and the RIC (the “RIC Consent”), with such agreements containing terms, taken as a whole, that are substantially similar to, and economic terms that are no less favorable than, the terms of the existing distribution agreement or shareholder servicing agreement, as applicable, of the RIC, with the exception of its effective and termination dates.

(i)                                     Each of the parties hereto acknowledges and agrees that this Section 7.3 shall be the only covenant or agreement by Buyer relating to any approvals by any Governmental Body with respect to the transactions contemplated by this Agreement, the Seller Ancillary Agreements and the Buyer Ancillary Agreements.

Section 7.4                                    Operations Prior to the Closing Date.

(a)                                 Except as (i) set forth in Schedule 7.4, (ii) expressly contemplated by this Agreement (including the plan of reorganization as detailed in Schedule 7.6)), (iii) with the written approval of Buyer (not to be unreasonably withheld, conditioned or delayed) or (iv) as may be required to comply with any applicable Requirements of Law, Seller Parent shall, and shall cause each of the Business Subsidiaries and Asset Sellers to, use its reasonable best efforts (i) to operate and carry on the Business in the ordinary course and substantially as operated immediately prior to the date of this Agreement and (ii) to preserve the goodwill of the suppliers, contractors, licensors, employees, customers, distributors and others having business relations with the Business.

(b)                                 Notwithstanding Section 7.4(a), except (A) as set forth in Schedule 7.4, (B) as expressly contemplated by this Agreement (including the plan of reorganization as detailed in Schedule 7.6)), (C) with the written approval of Buyer (not to be unreasonably withheld, conditioned or delayed) or (D) as may be reasonably required to comply with any applicable Requirements of Law, Seller Parent shall cause the Asset Sellers (with respect to the Business), the Business Subsidiaries and the Aon India Affiliates (with respect to the Business) not to:

(i)                                     make any material change in the Business;

(ii)                                  purchase or otherwise acquire any assets or make any capital expenditures in excess of $8,000,000 in the aggregate per month (other than (A) in the ordinary course of business or (B) as required by any Governmental Body);

(iii)                               grant to any Business Employee any increase in cash compensation, other than in the ordinary course of business and consistent with past practice or pursuant to existing contractual commitments or applicable Requirements of Law;

(iv)                              create, incur or assume, or agree to create, incur or assume, any indebtedness for borrowed money (other than money borrowed or advances from any of their respective Affiliates in the ordinary course of business consistent with past practice) or that will be settled or repaid in full, or canceled or terminated, at or prior to Closing);

(v)                                 institute any increase in benefits (including any severance or termination pay) provided pursuant to, or enter into, amend, adopt or terminate, a Seller Benefit Plan, including establishing or amending any Business Subsidiary Plan or, with respect to Continuing Employees, establishing or amending any Seller Benefit Plan, accelerating the vesting or payment of, or funding or in any other way securing the payment, compensation or benefits under any Seller Benefit Plan, other than (x) as required by any such plan or Requirements of Law, (y) any change, acceleration, vesting, funding or securing, or establishment of a plan that is generally applicable to employees of Seller Parent and its Affiliates or (z) in the ordinary course of business;

(vi)                              terminate, transfer or modify the job responsibilities of (i) any Business Employee as of the date of this Agreement in a manner that would result in such Person no longer meeting the definition of Business Employee (except for terminations for cause in the ordinary course of business and consistent with past practices); or (ii) a Retained Employee as of the date of this Agreement in a manner that would result in such Person becoming a Business Employee;

(vii)                           hire any new Business Employees or engaged any new independent contractors in the Business, having an annual base salary and cash incentive compensation opportunity that exceeds $125,000 or terminate the employment or service of any Former Business Employee with an annual base salary and cash incentive compensation that exceeds $125,000, unless such unless such hiring, engagement or termination was in the ordinary course of business consistent with past practice;

(viii)                        (A)  enter into, modify, amend, or terminate any collective bargaining agreement, works council agreement, or any other labor-related agreements or arrangements with any labor union, labor organization or works council or (B) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any Business Employees;

(ix)                              implement any Business Employee layoffs that create any notice or other obligation under the WARN Act;

(x)                                 acquire by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of, any business or any corporation, partnership, association or other business organization or division thereof;

(xi)                              sell, lease, transfer, assign, license, mortgage or otherwise subject to an Encumbrance (except Permitted Encumbrances), permit to lapse or expire, dedicate to the public or otherwise dispose of any Purchased Assets (other than cash or cash equivalents) that are material, either individually or in the aggregate, to the Business;

(xii)                           disclose any Business Trade Secrets, other than pursuant to written confidentiality agreements entered into in the ordinary course of business and including reasonable protections of such Business Trade Secrets;

(xiii)                        (1) adversely modify, amend or terminate any Business Agreement other than in the ordinary course of business (it being acknowledged and agreed that renewals of Business Agreements occur routinely and any such renewal that would not reasonably be expected to have a Material Adverse Effect shall be deemed to have occurred in the ordinary course of business), (2) waive, release, or assign any material rights or claims of Seller Parent or any Selling Party primarily relating to the Business or the Purchased Assets, other than waivers or releases thereof in the ordinary course of business, (3) enter into any new Contract that would be a Business Agreement that would be a Purchased

Asset and pursuant to its terms cannot be assigned to Buyer or that contains a change of control provision in favor of the other party or parties thereto or would otherwise require a payment or give use to any right to such other party or parties on connection with any transaction contemplated by this Agreement or (4) agree to provide any Cross Segment Service (as such term is defined in the Subcontract Agreement) other than in the ordinary course of business;

(xiv)                       waive or amend any confidentiality agreement between Seller Parent or any Selling Party and any Person to the extent such waiver or amendment adversely affects the confidentiality of material information related to the Business in a manner that would reasonably be expected to be adverse to the Business, taken as a whole;

(xv)                          make any change in the Business’s financial accounting principles, policies and practices applied in the preparation of the Financial Statements, except insofar as may have been required by any Requirements of Law or change in GAAP or to the extent made with respect to the Retained Business;

(xvi)                       settle or compromise any pending or threatened actions, suits or proceedings primarily relating to the Business involving (i) any limitations on or requirements of conduct of to the Business that would reasonably be expected to materially harm the Business or (ii) payment to or by the Business in excess of $1,000,000 in any single instance or in excess of $5,000,000 in the aggregate;

(xvii)                    with respect to the Business Subsidiaries only, make any material change in its certificate of incorporation or formation or by-laws or operating agreement (or similar organizational documents) or issue any capital stock or equity securities (or securities exchangeable, convertible or exercisable for capital stock or equity securities);

(xviii)                 make or change any material Tax election, change any annual Tax accounting period, adopt or change any material method of Tax accounting, amend any material Tax Returns or file any claims for material Tax refunds, enter into any closing agreement relating to Taxes or obtain or request any Tax ruling, settle any material Tax claim, audit or assessment or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability or consent to or request any extension or waiver of the limitation period applicable to any Tax claim;

(xix)                       construct, build, acquire or lease any new data center, including by acquiring, moving or setting up any existing or new technology hardware or software (provided, that, for the avoidance of doubt, the foregoing shall not restrict ordinary course maintenance of existing data centers); or

(xx)                          authorize or agree to do any of the foregoing.

Nothing in this Section 7.4 shall be deemed to limit the transfer of Excluded Assets from the Business Subsidiaries prior to the Closing.

Section 7.5                                    Termination of Intercompany Accounts.  At or prior to the Closing, Seller Parent (a) shall, and shall cause each of its Affiliates (including the Selling Parties) to release, cancel, terminate or otherwise settle, without any continuing obligations or liabilities following the Closing, all intercompany accounts owed by the Asset Sellers (with respect to the Business) or the Business Subsidiaries to Seller Parent or any of its Affiliates as of the Closing Date, (b) shall cause the Business Subsidiaries to release, cancel, terminate or otherwise settle, without any continuing obligations or liabilities following the Closing, all intercompany accounts owed by Seller Parent or any of its Affiliates to the Business Subsidiaries as of the Closing Date and (c) shall, and shall cause each of its Affiliates (including the Business Subsidiaries) to terminate all Contracts between any Business Subsidiary, on the one hand, and Seller Parent or any of its Affiliates that is not a Business Subsidiary, on the other, in each case except for the Buyer Ancillary Agreements or as set forth on Schedule 7.5.  For the avoidance of doubt, the release, cancellation, termination and settlements pursuant to this Section 7.5 shall not affect the rights, obligations and liabilities pursuant to this Agreement, the Seller Ancillary Agreements and the Buyer Ancillary Agreement.

Section 7.6                                    Pre-Closing Reorganization.  Notwithstanding anything to the contrary set forth herein, prior to the Closing, Seller Parent shall, and shall cause its applicable Subsidiaries to, take all steps necessary to effect and carry out the plan of reorganization as detailed in Schedule 7.6.  Following the date of this Agreement but prior to the Closing, upon prior written notice to Buyer, Seller Parent shall be permitted to amend Schedule 7.6 to the extent the effect of such amendments would not (x) adversely affect the Buyer and its Affiliates or the Business in any material respect or (y) prevent or materially impair or delay the consummation of the transactions contemplated by, or the performance of any party’s obligations under, the Seller Ancillary Agreements and Buyer Ancillary Agreements (such collective actions taken to effect such plan of reorganization, the “Pre-Closing Reorganization”). Following the date of this Agreement, Seller Parent shall consider in good faith such amendments to Schedule 7.6 as are reasonably requested by the Buyer.  Prior to the Closing Date, Seller Parent shall keep Buyer reasonably apprised of the status of the transactions detailed in Schedule 7.6.  Buyer acknowledges and agrees that, notwithstanding anything to the contrary in this Agreement, as contemplated by Schedule 7.6, (i) certain Business Subsidiaries and Equity Sellers have not been formed as of the date of this Agreement, (ii) for all purposes under this Agreement, each of the representations and warranties in Article V with respect to such Business Subsidiaries and Equity Sellers shall be deemed to have been made as of the date of formation of such entities and the Closing Date (and not as of the date of this Agreement), and all references to the “date hereof” or the “date of this Agreement” contained in such representations and warranties shall, to the extent they refer to factual information regarding such entities, shall be deemed to be references to the date of formation of such entities and (iii) reasonably promptly following the date of formation of any such entity, Seller Parent shall deliver to Buyer an update to Section 5.02(a) of the Seller Disclosure Letter reflecting the information required in Section 5.02(a) with respect to such entity.

Section 7.7                                    Financing.

(a)                                 Buyer shall cause the Parents to fund the Equity Financing at the Closing pursuant to the terms and conditions of the Equity Commitment Letters.  Buyer shall use its reasonable best efforts to arrange and obtain the Financing as soon as reasonably practicable (taking into account the anticipated timing of the Closing Date), on terms and conditions not less favorable to the Buyer than those described in the Financing Commitments, including any “market flex” provisions in the Fee Letter, including using reasonable best efforts to (i) negotiate and enter into definitive agreements with respect to the Financing Commitments on terms and conditions no less favorable to the Buyer than those contemplated by the Debt Commitment Letter, including any “market flex” provisions in the Fee Letter (without regard to any adverse impact on any of Buyer’s credit ratings by any rating agency) (such definitive agreements, the “Definitive Debt Financing Agreements”), (ii) taking into account the anticipated timing of the Closing Date, satisfy (or obtain a waiver of) on a timely basis all conditions and comply in all material respects with its covenants under the Financing Commitments and, if applicable, the Definitive Debt Financing Agreements, (iii) consummate the Financing prior to or substantially concurrently with Closing on terms and conditions not less favorable to the Buyer than those described in the Financing Commitments (including any “market flex” provisions in the Fee Letter), (iv) to cause the Lenders and other Financing Sources to fund the Financing on or prior to the Closing Date and (v) enforce its rights under the Financing Commitments and the Definitive Debt Financing Agreements.  Other than as set forth in Section 7.7(c), prior to the Closing, Buyer shall not agree to any amendments, modifications or waivers of any condition or other provision under the Financing Commitments or Definitive Debt Financing Agreements without the prior written consent of Seller Parent if such amendment, modification or waiver would (A) reduce the aggregate amount of the Debt Financing or Equity Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing or similar fee) such that Buyer will not have sufficient cash proceeds to pay the Purchase Price and consummate the transactions contemplated by this Agreement and to pay related fees and expenses required to be paid by the Buyer and Parents hereunder or in connection with the consummation of the transactions contemplated by this Agreement, (B) impose any new or additional condition, or otherwise amend, modify or expand any existing condition, to the funding or receipt of the Debt Financing or Equity Financing or (C) reasonably be expected to (x) materially delay or prevent the Closing, (y) reasonably be expected to make the funding of the Debt Financing or the Equity Financing (or satisfaction of the conditions to obtaining any of the Financing) materially less likely to occur or (z) adversely impact the ability of Buyer to enforce its rights against the other parties to the Debt Commitment Letter or the Equity Commitment Letters or the Definitive Debt Financing Agreements; provided that (i) Buyer may amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement (it being understood that the aggregate commitments of the lenders party to the Debt Commitment Letter prior to such amendment or modification (but not the aggregate commitments thereunder) may be reduced in the amount of such additional party’s commitment) and (ii) the exercise of “market flex” provisions in the Fee Letter as in effect on the date hereof shall not be deemed to constitute a modification, amendment or waiver of the Debt Commitment Letter.  Buyer shall use its reasonable best efforts to maintain in effect the Financing Commitments (subject to Buyer’s right to replace, restate, supplement, modify, assign, substitute or amend the Financing Commitments in accordance herewith) until the transactions contemplated by this Agreement are consummated.  In the event that all conditions to funding the commitments contained in the Debt Commitment Letter have been satisfied, Buyer shall use reasonable best efforts to cause the Lenders and other Persons to fund the Debt Financing required to consummate the transactions contemplated by this Agreement, pay related fees and expenses (including paying all commitment fees when due) and satisfy all requirements applicable to Buyer related to or arising out of the consummation of the transactions contemplated hereby on the date of Closing. Buyer shall give Seller Parent prompt notice of any breach (or threatened breach) or default (or threatened default) by any party to any Financing Commitment or the Definitive Debt Financing Agreements of which Buyer has become aware or any termination of any Financing Commitment or such definitive agreements.

(b)                                 If any portion of the Debt Financing becomes unavailable on the terms and conditions (including any “market flex” provisions) contemplated in the Debt Commitment Letter (other than solely and directly as a result of Seller Parent’s breach of any provision of this Agreement, or failure to satisfy the conditions set forth in ARTICLE IX), Buyer shall use its reasonable best efforts to, as promptly as reasonably practicable following the occurrence of such event but no later than the third (3rd) business day immediately preceding the Termination Date, arrange and obtain from the same or alternative sources of debt financing, which may include one or more of a senior secured debt financing, an offering and sale of notes, or any other financing or offer and sale of other debt securities, or any combination thereof, in an amount sufficient to satisfy the Financing Uses, on terms and conditions (including any “market flex” provisions) that are at least as favorable to Buyer in the aggregate and as to certainty of funding as those contained in the Debt Commitment Letter and promptly notify Seller Parent of the foregoing; provided that Buyer shall not be required to arrange or obtain any alternative financing having terms and conditions (including “market flex” provisions) less favorable to Buyer in the aggregate than those contained in the Debt Commitment Letter.  The new debt commitment letter and fee letter entered into in connection with such alternative financing are referred to, respectively, as a “New Debt Commitment Letter” and a “New Fee Letter.”  In the event Buyer enters into any such New Debt Commitment Letter, (i) any reference in this Agreement to the “Debt Financing” shall mean the debt financing contemplated by the Debt Commitment Letter as modified pursuant to clause (ii) below, and (ii) any reference in this Agreement to the “Debt Commitment Letter” (and any definition incorporating the term “Debt Commitment Letter,” including the definition of Definitive Debt Financing Agreements) shall be deemed to include the Debt Commitment Letter and any Fee Letter to the extent not superseded by a New Debt Commitment Letter or New Fee Letter, as the case may be, at the time in question and any New Debt Commitment Letter or New Fee Letter to the extent then in effect.

(c)                                  Buyer shall, and shall cause its representatives to, promptly following a written request from Seller Parent, provide reasonable detail of the status of its efforts to arrange the Financing, including by providing copies of all drafts of the Definitive Debt Financing Agreements.  Without limiting the generality of the foregoing, Buyer shall (i) furnish Seller Parent complete, correct and executed copies of any amendments to any Financing Commitments reasonably promptly upon (but not later than one day after) its execution and (ii) give Seller Parent prompt written notice (A) of any default or breach by any party under any of the Financing Commitments or the Definitive Debt Financing Agreements of which Buyer becomes aware, (B) of any termination of either of the Financing Commitments, and (C) of the receipt of any written notice or other written communication from any Lender or Parent with respect to any default, breach, termination or repudiation by any party to any Financing Commitment, any Definitive Debt Financing Agreement or of any provision thereof.

(d)                                 Prior to the Closing, at Buyer’s sole expense, Seller Parent shall, and shall cause its controlled Affiliates (including each of the Selling Parties and the Business Subsidiaries) to, in each case, use their reasonable best efforts to provide, or use their commercially reasonable efforts to cause their respective personnel and representatives (including legal and accounting representatives and management of the Business) to provide, to Buyer such cooperation as is customary in connection with the arrangement of debt financing for transactions that are substantially similar to the transactions contemplated by this Agreement and reasonably requested by Buyer in connection with the arrangement of the Debt Financing or any high yield bonds being issued in lieu of all or a portion the Debt Financing, including using commercially reasonable efforts in connection with (i) participating in a reasonable number of meetings (including customary one-on-one meetings with Lenders and potential Financing Sources and senior management and other representatives), presentations, road shows, drafting sessions, sessions with rating agencies and due diligence sessions, in each case, with appropriate seniority and expertise, (ii)(A) providing reasonable and customary assistance to Buyer and the Lenders in the preparation of customary offering documents, lender presentations, high yield roadshow presentations, bridge teasers, private placement memoranda, syndication memoranda, bank information memoranda and/or other marketing material or memoranda for the Debt Financing or any high yield bonds being issued in lieu of all or a portion of the Debt Financing, and materials for rating agency presentations, including business and financial projections reasonably requested by Buyer and (B) furnishing consents of accountants for use of their unqualified audit reports in any materials relating to the Debt Financing or any high-yield bonds being issued in lieu of all or a portion of the Debt Financing, in each case, required in connection with the Debt Financing, (iii) to the extent timely requested by Buyer and required under the Debt Commitment Letter or the Definitive Debt Financing Agreements, (A) obtaining customary documents reasonably requested by Buyer or its Financing Sources relating to the repayment of the existing indebtedness of the Business Subsidiaries (if any) and the release of related liens (if any), including customary payoff letters and (B) promptly and, in any event, at least three Business Days prior to the Closing Date, providing all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, relating to any of the Business Subsidiaries, in each case as reasonably requested by Buyer at least ten (10) Business Days prior to the Closing Date, (iv) providing authorization letters to Lenders authorizing the distribution of information to prospective lenders or investors (including customary 10b-5 and material non-public information representations), (v) furnishing Buyer and the Financing Sources as promptly as reasonably practicable following request therefor such financial and other information regarding the Business as is customarily required in connection with the execution of financings of a type similar to the Debt Financing or any high yield bonds being issued on the Closing Date in lieu of all or a portion of the Debt Financing, including (A) as reasonably necessary in order to assist in receiving customary accountant’s “comfort letters,” (B) the audited combined balance sheet of the Business at December 31, 2016 and the related audited combined statements of operations and cash flows of the Business for the year then ended, the report of the auditor of the Business related thereto and all other financial information required by paragraph 6 of Exhibit D of the Debt Commitment Letter, dated as of the date of this Agreement, and financial and other information regarding the Business reasonably required by Buyer for Buyer to produce the pro forma financial information identified in paragraph 7 of Exhibit D of the Debt Commitment Letter, dated as of the date of this Agreement, and (C) financial and other information regarding the Business reasonably required by Buyer for Buyer to produce pro forma statements of operations for the most recently completed four-fiscal quarter period of the Business ended at least 45 days before the Closing Date and for the preceding four-fiscal quarter period (all such information and documents in clauses (B) and (C) of this clause (v), together with (x) any replacements or restatements thereof, and supplements thereto if any such information would not be sufficiently current to satisfy the requirements of Rule 3-12 of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC (other than Rules 3-03(e), 3-09, 3-10 and 3-16 of Regulation S-X, Compensation Discussion and Analysis required by Regulation S-K Item 402 and information regarding executive compensation and related party disclosure related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A and segment reporting and disclosure, including any required by Regulation S-K Item 101(b) and FASB Accounting Standards Codification Topic 280, and subject to other exceptions that are customary for private placements pursuant to Rule 144A promulgated under the Securities Act (the “144A Exceptions”)) and (y) consents of the Business’s accountants for use of their reports in any marketing materials relating to the Debt Financing or any high yield bonds being issued in lieu of all or a portion of the Debt Financing, the “Required Information”); provided, however, that in no event shall the Required Information be deemed to include, nor shall Seller Parent or any of its Affiliates otherwise be required to provide, any pro forma financial information described above or any pro forma adjustments, (vi) providing reasonable and customary assistance to produce the pro forma financial information identified in paragraph 7 of Exhibit D of the Debt Commitment Letter, dated as of the date of this Agreement, (vii) cooperating with Buyer and Buyer’s efforts to obtain reasonable and customary corporate and facilities ratings, consents, landlord waivers and estoppels and non-disturbance agreements as reasonably requested by Buyer, (viii) cooperate with the Lenders’ due diligence, to the extent customary and reasonable, (ix) assisting in the preparation of, and executing and delivering Definitive Debt Financing Agreements and any indentures, notes and purchase agreements relating to any high yield bonds being issued on the Closing Date in lieu of all or a portion of the Debt Financing, including guarantee and collateral documents and customary closing certificates as may be required by the Debt Commitment Letter or relating to any high yield bonds being issued on the Closing Date in lieu of all or a portion of the Debt Financing (including a certificate of an appropriate officer of the Business with respect to solvency of the Business on a consolidated basis on the Closing Date and other customary documents as may be reasonably requested by Parents or Buyer) and (x) cooperating with Buyer’s legal counsel in connection with any legal opinion that such legal counsel may be required to deliver in connection with the Debt Financing or any high yield bonds being issued in lieu of all or a portion of the Debt Financing, including furnishing documents required to satisfy any customary negative assurance opinion; provided, however, that (1) nothing herein shall require such cooperation to the extent it would interfere unreasonably with the ongoing operations of Seller Parent or any of its Affiliates, the Selling Parties or the Business Subsidiaries, (2) neither Seller Parent’s board of directors nor any of the Selling Parties’ or the Business Subsidiaries’ boards of directors (or equivalent bodies) shall be required to pass resolutions or consents to approve or adopt any Financing or agreements related thereto (or any alternative financing) that is effective prior to the Closing, (3) no Business Subsidiary or any Affiliate thereof shall be required to execute any agreement or certificate in connection with any Financing (or any alternative financing or any high yield bonds issued in lieu of all or a portion of the Debt Financing) that is not contingent upon the Closing or that would be effective prior to the Closing and (4) the Seller Parent, the Seller Parties, the Business Subsidiaries and their respective Affiliates shall not be responsible for any pro forma financial information provided or required to be provided, in accordance with the Debt Commitment Letter or otherwise.  The Seller Parent, the Seller Parties, the Business Subsidiaries and their respective Affiliates shall not be required to pay any commitment or other fee or make any other payment or provide or agree to provide any indemnity in connection with the Financing or any of the foregoing.  Buyer shall, promptly upon request by Seller Parent, reimburse Seller Parent for all documented, out-of-pocket costs and expenses incurred by Seller Parent, any Selling Party, any Business Subsidiary or any of their Affiliates and each of their respective directors, managers, officers, employees and representatives in connection with such cooperation pursuant to this Section 7.7(d) or otherwise in connection with the Financing, including reasonable fees and expenses of legal, accounting and other advisors.  Buyer shall indemnify and hold harmless Seller Parent, each Selling Party, each Business Subsidiary and each of their respective Affiliates and each of their respective directors, managers, officers, employees and representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Financing (including any action taken in accordance with this Section 7.7(d)) and any information utilized in connection therewith, except to the extent that any of the foregoing arise from the bad faith or willful misconduct of Seller Parent, any Selling Party or any Business Subsidiary or any of their respective Affiliates, directors, officers, employees or representatives, as applicable. Seller Parent hereby consents to the reasonable use by Buyer and the Financing Sources of all of the Business’s (including the Business Subsidiaries’) logos in connection with the Debt Financing (or any high yield bond financing being issued in lieu of all or a portion thereof on the Closing Date); provided that such logos shall be used solely in a manner that is not intended or reasonably likely to harm or disparage Seller Parent or its Affiliates, or their respective reputation or goodwill and are used solely in connection with a description of the Business or the transactions contemplated hereby.

(e)                                  Buyer acknowledges and agrees that neither the obtaining of the Financing or any alternative financing is a condition to the Closing.

Section 7.8                                    Separation and Migration.  Not more than ten (10) business days after the date hereof, Seller Parent and Buyer shall each appoint such representatives as each of them deems appropriate to a committee (a “Joint Steering Committee”), all of whom will be subject to confidentiality and other restrictions necessary or appropriate to ensure compliance with any applicable Requirements of Law.  As soon as practicable following the appointment of the Joint Steering Committee through the Closing, it shall meet and confer at such times as the Joint Steering Committee shall so decide, to discuss, and shall act in good faith and use commercially reasonable efforts to (i) agree upon (A) any Modifications (as such term is defined in the Transition Services Agreement) and (B) a Migration Plan (as such term is defined in the Transition Services Agreement), in which Seller Parent and Buyer shall use commercially reasonable efforts to address (1) the separation and migration of material IT Systems and relevant data and (2) the preparation and review of communications to customers, vendors, suppliers and Business Employees to the extent such communications are related to the transactions contemplated by this Agreement, and (ii) discuss in good faith all material technical and operational matters reasonably brought to the attention of the Joint Steering Committee by representatives of Seller Parent or Buyer.  Seller Parent and Buyer shall use commercially reasonable efforts to cooperate to provide to the Joint Steering Committee a draft of a proposed Migration Plan within thirty (30) business days following the date of this Agreement and Seller Parent and Buyer shall commence implementation of the Migration Plan, at such time as agreed by the Joint Steering Committee, in accordance with their terms.  The Migration Plan shall take into account the goal of minimizing both the cost of the migration and knowledge transfer and the disruption to the Business.

Section 7.9                                    No Alternative Transaction.  From the date hereof until the Closing, Seller Parent shall not, nor shall Seller Parent authorize or permit any of its Affiliates or its or their officers, directors, employees, investment bankers, attorneys, accountants or consultants to, directly or indirectly (a) to solicit, initiate or encourage the submission of any Acquisition Proposal, (b) engage in any discussions or negotiations with (other than to state that they currently are not permitted to have discussions), furnish any nonpublic information relating to the Business or afford access to the properties, assets, books or records of the Business to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third Person that is seeking to make, or has made, an Acquisition Proposal or a modification of a previously received Acquisition Proposal (other than Buyer and its Affiliates and its and their officers, directors, employees, investment bankers, attorneys, accountants or consultants in their capacities as such) or (c) enter into any agreement with respect to an Acquisition Proposal.

Section 7.10                             Investment Manager Research License. Seller Parent and Buyer shall work together in good faith between from the date hereof until the Closing to negotiate the terms of and, at Closing, enter into the Investment Manager Research License; provided that failure to complete such negotiations prior to the Closing or the consequent failure to enter into the Investment Manager Research License at the Closing shall not constitute a breach of this Section 7.10.

Section 7.11                             Release of Liens.  Seller Parent shall use its reasonable best efforts to receive releases of all Encumbrances (other than any Permitted Encumbrances and Encumbrances on assets that are not material to the Business) on the and all of the assets and properties of the Business Subsidiaries, including all required UCC-3 termination statements or other evidence of discharge, and shall deliver copies of any such releases or evidence to Buyer.

ARTICLE VIII
ADDITIONAL AGREEMENTS

Section 8.1                                    Use of Names. Other than (i) as set forth in Section 2.1(b)(vii), subject to Section 2.1(c), and (ii) any Trademark owned by any Business Subsidiary (unless any such Trademark would be an Excluded Trademark were it owned by any Asset Seller, in which case ownership of such Trademark shall be subject to the plan of reorganization as detailed in Schedule 7.6 and shall not be conveyed to Buyer or any Designated Purchaser), Seller Parent is

not conveying ownership rights to any of the Trademarks of Seller Parent, any Selling Party or any Affiliate of a Selling Party (collectively, the “Retained Names and Marks”).  Other than as expressly authorized under the Transitional Trademark License Agreement, Seller Parent is not granting Buyer or its Affiliates (including the Business Subsidiaries after the Closing) a license to use, and after the Closing, Buyer and its Affiliates (including the Business Subsidiaries after the Closing) shall not use in any manner, the Retained Names and Marks (including the names “Aon” and “Hewitt”) or any word (or other indicia of origin of goods or services) that is confusingly similar to such Trademarks.  At or within sixty (60) days following the Closing, Buyer shall, or shall cause the Business Subsidiaries to, change each Business Subsidiary’s name to any name that does not include any of the Retained Names and Marks (including the names “Aon” or “Hewitt”) and is not confusingly similar to, or that uses or incorporates, any of the Retained Names and Marks (including the names “Aon” or “Hewitt”). Buyer acknowledges that a material violation of this Section 8.1 would cause Seller Parent and its Affiliates irreparable harm which may not be adequately compensated for by money damages.  Buyer therefore agrees that in the event of any actual or threatened material violation of this Section 8.1, Seller Parent, each Selling Party and their respective Affiliates shall be entitled, in addition to other remedies that they may have, to seek a temporary restraining order and to seek preliminary and final injunctive relief against Buyer or such Affiliate of Buyer to prevent any violations of this Section 8.1, without the necessity of posting a bond.  Other than as expressly authorized under the Transitional Trademark License Agreement, Buyer and its Affiliates (including the Business Subsidiaries after the Closing) shall not use, without the prior written consent of Seller Parent, any of the Retained Names and Marks (or any name, mark or other indicia of origin of goods or services confusingly similar thereto) in any manner whatsoever, including in any (i) advertising or promotional materials or (ii) stationery, business cards, business forms and other similar items included in the Business Subsidiaries’ assets and properties or the Purchased Assets, in each case that contain anywhere thereon any of the Retained Names and Marks.

Section 8.2                                    Tax Matters.

(a)                                 Liability for Taxes.

(i)                                     Seller Parent shall be liable for and pay, and agrees to indemnify and hold harmless Buyer and each of its Affiliates (including the Business Subsidiaries) against any and all Taxes and other Losses and Expenses in respect of (A) Taxes that arise under Treasury Regulation Section 1.1502-6 or any analogous or similar provision of state, local or foreign law or regulation by reason of any Business Subsidiary having been a member of a Consolidated Tax Group at any time prior to the Closing, (B) U.S. federal, state and local Taxes, as well as all non-U.S. Taxes imposed on, allocated or attributable to or incurred or payable by a Business Subsidiary or with respect to the Business or the Purchased Assets, in each case with respect to any taxable years or periods ending on or prior to the Closing Date or with respect to any Straddle Period, the portion of such Straddle Period ending on the Closing Date (each such taxable year, period or portion of a Straddle Period, a “Pre-Closing Tax Period”), together with any interest, penalty or additions to Tax accruing after the Closing on Taxes described in this clause (B), (C) any liability imposed on any Business Subsidiary (or any of its Affiliates) for Taxes of any

other Person as a transferee or successor, by contract or assumption (excluding any ordinary course contracts the primary subject matter of which is not Tax), or operation of law resulting from actions taken or agreements entered into prior to the Closing, (D) any and all Taxes imposed on any Business Subsidiary (or any of its Affiliates) or otherwise imposed with respect to the operation of the Business or the ownership or use of the Purchased Assets as a result of or in connection with the Pre-Closing Reorganization and (E) any and all Taxes of any Business Subsidiary (or their Affiliates) or otherwise imposed with respect to the operation of the Business or the ownership or use of the Purchased Assets resulting from the failure of the representations and warranties contained in Section 5.6(a)(viii), 5.6(c), 5.6(d)(i), 5.6(f) or 5.6(i) or the failure of Seller Parent or any Selling Party, and prior to the Closing any Business Subsidiary, to perform any covenant contained in this Agreement with respect to Taxes, in each case, determined without regard to any qualification related to materiality or Knowledge contained therein; provided, however, that Seller Parent shall not be liable for or pay, and shall not indemnify or hold harmless Buyer or any of its Affiliates from and against any Taxes to the extent taken into account as a liability in the calculation of the Closing Working Capital as finally determined pursuant to Section 4.5, and any Taxes that result from any actual or deemed election under Section 338 of the Code or any similar provisions of state, local or foreign law as a result of the purchase of the Equity Interests of any Business Subsidiary or that result from Buyer, any Affiliate of Buyer or any Business Subsidiary engaging in any activity or transaction that would cause any sale of Equity Interests contemplated by this Agreement to be treated as a purchase or sale of assets of any Business Subsidiary for Tax purposes (the Taxes described in this proviso being referred to as “Excluded Taxes”).  Notwithstanding any other provision of this Agreement and for the avoidance of doubt, the limitations in Section 11.1 shall not apply to this Section 8.2(a)(i).  With respect to U.S. Taxes other than income taxes incurred by Buyer, Seller Parent shall be required to indemnify and hold harmless under this Section 8.2(a)(i) only if the aggregate amount of such Taxes and other Losses and Expenses in respect of such Taxes suffered by Buyer or any of its Affiliates (including the Business Subsidiaries) exceeds $200,000 (it being understood that, if such amount is exceeded, Seller Parent shall bear full indemnification responsibility for the full amount of such Taxes and other Losses and Expenses in respect of such Taxes).

(ii)                                  From and after the Closing, Buyer shall be liable for and pay, and agrees to indemnify and hold harmless Seller Parent and each Selling Party from and against, any and all Taxes and other Losses and Expenses in respect of Taxes that are (A) imposed on or payable by the Business Subsidiaries, or with respect to the Business or the Purchased Assets after the Closing Date, but in each case, other than Taxes or Losses in respect of Taxes for which Seller Parent is required to indemnify Buyer and any of its Affiliates (including the Business Subsidiaries) pursuant to Section 8.2(a)(i) and (B) Excluded Taxes.

(iii)                               For purposes of Section 8.2(a)(i) and (ii), any Taxes imposed with respect to a Straddle Period shall be apportioned between the portion of such period ending on the Closing Date and the portion beginning after the Closing Date (A) in the case of real and personal property Taxes, by apportioning such Taxes on a per diem basis and (B) in the case of all other Taxes, on the basis of a closing of the books as of the open of business on the Closing Date; provided, however, that exemptions, allowances or deductions that are calculated on an annual basis, such as property Taxes, shall be apportioned on a daily basis.  For purposes of any amount required to be included under Section 951(a) of the Code with respect to any taxable period of a Business Subsidiary that is not a United States Person under Section 7701(a)(30) of the Code that includes (but does not end on) the Closing Date, the taxable year of the relevant Business Subsidiary giving rise to the income required to be included under Section 951(a) of the Code shall be deemed to close in the same manner as described above and the amount of income required to be included under Section 951(a) of the Code to be allocated to the partial period ending at the close of the Closing Date shall be determined by means of a closing of the books and records as of the close of business on the Closing Date.

(iv)                              Notwithstanding anything herein to the contrary, each of Buyer and Seller Parent shall pay, and agrees to indemnify and hold harmless the other party from and against, 50% of all real property transfer or gains Taxes, sales Taxes, use Taxes, stamp Taxes, stock transfer Taxes or other similar Taxes imposed on the transactions contemplated by this Agreement (collectively, “Transfer Taxes”), other than any such Taxes resulting from or arising in connection with the Pre-Closing Reorganization, which shall be the responsibility of Seller Parent, and other than any Canadian VAT that if paid by Buyer would be refunded or credited to Buyer, which shall be the responsibility of Buyer.

(v)                                 Each of Buyer and Seller Parent agree that an election under subsection 256(9) of the Income Tax Act (Canada) will be will be filed with respect to Sheppard Canada Holding N.S. ULC.

(b)                                 Tax Returns.

(i)                                     Seller Parent shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) (A) all Tax Returns that are required to be filed by or with respect to any Business Subsidiary on a combined, consolidated or unitary basis with Seller Parent or any Affiliate thereof, (B) all other U.S. federal state and local income Tax Returns and all non-U.S. income Tax Returns that are required to be filed by or with respect to a Business Subsidiary for taxable years or periods ending on or prior to the Closing Date, (C) all other Tax Returns due on or prior to the Closing Date (taking into account all extensions properly obtained), and (D) all Tax Returns that are required to be filed by the Equity Sellers with respect to the Business Subsidiaries or the operation of the Business or an Asset Seller with respect to the ownership or use of the Purchased Assets on or prior to the Closing.  Buyer shall prepare and timely file or cause to be prepared and timely filed when due (taking into account all extensions properly obtained) all other Tax Returns of the Business Subsidiaries, the Business and the Purchased Assets that are required to be filed in respect of any Pre-Closing Tax Period. Seller Parent or Buyer shall pay the other party for the Taxes for which Seller Parent or Buyer, respectively, is liable pursuant to Section 8.2(a) but which are payable with any Tax Return to be filed by the other party pursuant to this Section 8.2(b)(iv) upon the written request of the party entitled to payment, setting forth in reasonable detail the computation of the amount owed by Seller Parent or Buyer, as the case may be, but in no event earlier than ten (10) business days prior to the due date for paying such Taxes.

(ii)                                  All Tax Returns described in this paragraph (b) that relate a Pre-Closing Tax Period shall be prepared and filed in a manner consistent with most recent past practice, except as required by applicable Requirements of Law. With respect to any such Tax Return of a Business Subsidiary described in this paragraph (b)(ii) that relates to income Taxes (other than a Tax Return described in paragraph (b)(i)(A), in which case, Seller Parent shall deliver a pro forma Tax Return of the applicable Business Subsidiary treated as though it were a separate taxpayer on a standalone basis), not less than thirty (30) days prior to the due date for such income Tax Return, taking into account extensions (or, if such due date is within thirty (30) days prior to the due date for such income Tax Return, as promptly as practicable following the Closing Date), the party responsible for preparing and filing such Tax Return shall provide the other party with a draft copy of such Tax Return for review and comment.  With respect to any such Tax Return of a Business Subsidiary described in this paragraph (b)(ii) that relates to Taxes other than income Taxes, the party responsible for preparing and filing such Tax Return shall use commercially reasonable efforts to provide the other party with a draft copy of such Tax Return for review and comment in advance of filing such Tax Return.  With respect to all Tax Return relating to a Pre-Closing Tax Period, the party responsible for preparing and filing such Tax Returns shall consider in good faith any reasonable comments of the other party in respect of such Tax Return received prior to the due date, taking into account extensions. If the preparing party disagrees with any such comments, the parties shall cooperate in good faith to resolve any dispute with respect to any such Tax Return and if the parties are unable to resolve any such dispute at least ten (10) days before the due date for any such Tax Return that is an income Tax Return (or otherwise prior to the due date for any Tax Return that relates to Taxes other than income Taxes), taking into account extensions, the dispute shall be referred to the Tax Accountant and any such determination by the Tax Accountant shall be final. If any such dispute is not resolved by the Tax Accountant prior to the due date for any such Tax Return, taking into account extensions, such Tax Return shall be filed as originally prepared and later amended to reflect the Tax Accountant’s determination, if necessary. The expenses of the Tax Accountant shall be borne equally by Buyer and Seller Parent.

(iii)                               Neither Buyer nor any Affiliate of Buyer shall amend, re-file or otherwise modify (or grant an extension of any statute of limitation with respect to) any Tax Return relating in whole or in part to the Business Subsidiaries for any Pre-Closing Tax Period or enter into any voluntary disclosure agreement (or other similar agreement) that relates to a Pre-Closing Tax Period without the prior written consent of Seller Parent (not to be unreasonably withheld, conditioned or delayed).

(iv)                              At Seller Parent’s expense, Buyer shall promptly cause each Business Subsidiary to prepare and provide to Seller a package of Tax information materials, including schedules and work papers (the “Tax Package”) reasonably required by Seller Parent to enable Seller Parent or an Affiliate to prepare and file all Tax Returns required to be prepared and filed by it pursuant to paragraph (b)(i) of this Section 8.2. Buyer shall use commercially reasonable efforts to complete the Tax Package in accordance with past practice, including past practice as to providing such information and as to the method of computation of separate taxable income or other relevant measure of income of the relevant Business Subsidiary. Buyer shall use commercially reasonable efforts to cause the Tax Package to be delivered to Seller Parent within ninety (90) days after the Closing Date.

(c)                                  Contest Provisions.

(i)                                     Each party shall promptly notify the other party in writing upon receipt by the notifying party or any of its Affiliates of notice of any pending or threatened federal, state, local or foreign Tax audits or assessments relating to the Business Subsidiaries, the Business or the Purchased Assets or otherwise relating to a Tax for which such other party may be liable pursuant to this Agreement (a “Tax Claim”); provided that a failure to so notify such other party shall not limit the indemnification obligations of such other party under Section 8.2(a) unless such other party is materially prejudiced by such failure.

(ii)                                  Except as otherwise provided herein, (A) Seller Parent shall diligently control any Tax Claim for any Pre-Closing Tax Period (other than Straddle Periods), and employ counsel of Seller Parent’s choice at Seller Parent’s expense and (B) Buyer shall control any Tax Claim that is not described in clause (A). In either case, the party controlling such Tax Claim shall (x) notify the other party of material developments with respect to such Tax Claim and keep the other party reasonably informed and consult with the other party as to the resolution of any issue that would materially affect such other party, (y) give to the other party copies of any written correspondence with the relevant taxing authority relating to such Tax Claim (only to the extent such correspondence relates to the Business Subsidiaries or the Purchased Assets) and (z) not settle or compromise any issue relating to such Tax Claim without the written consent of such other party to the extent such settlement adversely affects the liability for Taxes of the other party, which consent shall not be unreasonably withheld, conditioned or delayed.

(d)                                 Assistance and Cooperation. After the Closing Date, each of Seller Parent and Buyer shall (and cause their respective Affiliates to) use commercially reasonable efforts to:

(i)                                     assist the other party in preparing any Tax Returns which such other party is responsible for preparing and filing in accordance with Section 8.2(b);

(ii)                                  cooperate reasonably in preparing for any audits of, or disputes with taxing authorities regarding, any Tax Returns that are required to be filed by or with respect to the Business Subsidiaries, any Selling Party, the Business or the Purchased Assets;

(iii)                               make available to the other and to any taxing authority as reasonably requested all information, records and documents relating to Taxes imposed on the Business Subsidiaries or with respect to the Business or the Purchased Assets;

(iv)                              furnish the other with copies of all correspondence received from any taxing authority in connection with any Tax audit or information request with respect to any such Tax;

(v)                                 timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns or other reports with respect to, Taxes described in Section 8.2(a)(iv) (relating to Transfer Taxes) in accordance with applicable Requirements of Law; and

(vi)                              timely provide to the other party powers of attorney or similar authorizations necessary to carry out the purposes of this Section 8.2.

Seller Parent and Buyer agree that the sharing of information and cooperation contemplated by this Section 8.2(d) shall be done in a manner so as not to interfere unreasonably with the conduct of the business of the parties. Seller Parent and Buyer agree to preserve books and records relating to Taxes in accordance with Section 13.8.

(e)                                  Tax Refunds. Buyer shall pay (or cause to be paid) to Seller Parent any cash income Tax refunds that are received by the Business Subsidiaries or by Buyer or its Affiliates with respect to the Business or the Purchased Assets for any Pre-Closing Tax Period, as well as any related interest received from a relevant taxing authority (and any credits obtained in lieu of such cash income Tax refunds), net of any Taxes or expenses incurred in connection therewith, except to the extent that (i) such cash income Tax refunds or credits results from the carryback of a Tax attribute of the Business Subsidiaries relating to a Taxable year or period beginning after the Closing Date and, in the case of any Straddle Period, the portion of the Straddle Period beginning after the Closing Date or (ii) any such cash income Tax refund or credit is taken into account as an asset in the calculation of the Closing Working Capital, as finally determined pursuant to Section 4.5; provided that Buyer may offset any amounts to be paid to Seller Parent for such cash income Tax or credits by any Losses or Expenses that Seller Parent is obligated to indemnify Buyer for pursuant to Article XI (any such offset, a “Tax Refund Offset”). Buyer shall, and shall cause its Affiliates to take such steps as may be reasonably available to secure any such refund or credit, including through the filing of amended Tax Returns.  Buyer shall be entitled to all other Tax refunds or amounts credited against Tax of the Business Subsidiaries or with respect to the Business or Purchased Assets (including interest received thereon from a relevant taxing authority).

(f)                                   Prior to Closing, Seller Parent shall cause the Polish Asset Seller to obtain (i) an original certificate issued by the Social Insurance Institution (ZUS) dated not more than thirty (30) days before the Closing Date, stating that the Polish Asset Seller is not in arrears in payment of social and health insurance contributions, and (ii) an original certificate issued by the Chairman of the Board of the State Fund for the Rehabilitation of Persons with Disabilities

(PFRON), dated not more than thirty (30) days before the Closing Date stating that the Polish Asset Seller is not in arrears in payment of contributions to that fund.

(g)                                  Subject to confirmation by the Seller Parent or the Polish Asset Seller that the Purchased Assets sold by the Polish Asset Seller constitute an organized part of an enterprise (Pol. zorganizowana część przedsiębiorstwa), prior to Closing, Seller Parent shall cause the Polish Asset Seller to obtain original certificates issued, pursuant to Article 306g of the Taxes Act of 29 August 1997 (Journal of Laws of 2015, item 613, as amended), dated not more than thirty (30) days before the Closing Date, confirming no arrears in payment of public levies, issued by the following Polish authorities: (A) the head of the appropriate tax office for the Polish Asset Seller regarding corporate income tax, personal income tax, VAT and civil law transactions tax; (B) the head of the appropriate customs office for the Polish Asset Seller regarding excise and customs duty (if applicable); (C) the appropriate tax authorities for real estate tax in relation to real estate, for which the Polish Asset Seller is the payer of that tax (if applicable).

(h)                                 Seller Parent and Buyer shall cause joint elections to be executed, in the prescribed form and containing the prescribed information, under section 167 of the Excise Tax Act (Canada) (and under the corresponding provisions of any similar provincial legislation) so that no material goods and services tax and/or harmonized sales tax (or similar VAT in Canada) is payable under Part IX of the Excise Tax Act (Canada) (and under any other similar provincial legislation) in respect of the purchase and sale of the Purchased Assets being sold to Sheppard Canada Holdings N.S. ULC.   Buyer shall cause Sheppard Canada Holdings N.S. ULC to file any such elections within the time prescribed by the Excise Tax Act (Canada) (and any other similar provincial legislation).  Provided Sheppard Canada Holdings N.S. ULC makes and files such elections, the Seller Parent agrees that no tax shall be collectible under the Excise Tax Act (Canada) (“ETA”) (or similar VAT legislation in Canada) on Closing in respect of the sale of the Canadian Purchased Assets to Sheppard Canada Holding N.S. ULC.

(i)                                     Overlap. To the extent of any inconsistency between this Section 8.2 and ARTICLE XI, this Section 8.2 shall control as to Tax matters.

Section 8.3                                    Employees and Employee Benefits.

(a)                                 Transfers of U.S. Business Employees.  Effective no later than the day immediately preceding the Closing Date, (i) the employment of each U.S. Business Employee who was not already employed by a Business Subsidiary, other than any Inactive U.S. Business Employee, along with all liability of Seller Parent and its Affiliates attributable to each such U.S. Business Employee, shall be transferred to a Business Subsidiary, and (ii) the employment of each Retained Employee or Inactive U.S. Business Employee who is employed by a Business Subsidiary, along with all liabilities attributable to each such Retained Employee that are not related to the Business, shall be transferred to Seller Parent or one of its Affiliates (other than a Business Subsidiary).  Upon the Closing, the Business Subsidiaries shall not employ any Retained Employees.

(b)                                 Continued Employment.  As of the Closing Date, Buyer agrees to, or to cause an Affiliate of Buyer (including each Business Subsidiary) to, continue to employ all of the U.S. Business Employees and all other International Business Employees that are employed by a Business Subsidiary. All of the Quebec Business Employees (including all such employees on vacation, leave or other authorized absence) shall continue their employment with Buyer or an Affiliate of Buyer in accordance with Requirements of Law.  Nothing in this Section 8.3 shall limit the ability of Buyer or any of its Affiliates to terminate the employment of any employee (including any U.S. Business Employee) at any time and for any or no reason.

(c)                                  Offers of Employment.  Buyer shall, or shall cause an Affiliate of Buyer (including any Business Subsidiary) to offer each Inactive U.S. Business Employee employment on terms and conditions consistent with this Section 8.3(c) when such Inactive U.S. Business Employee presents himself or herself to Seller Parent or one of its Affiliates or Buyer or one of its Affiliates (including any Business Subsidiary) for active employment, so long as such return occurs on or prior to the second anniversary of the Closing Date (or such later time as such employee has reinstatement rights pursuant to applicable Requirements of Law that would require reinstatement for a longer duration).  Buyer shall reimburse and indemnify Seller Parent and its Affiliates for all Losses and Expenses associated with such Inactive U.S. Business Employees’ employment with, or termination of employment from, Seller Parent and its Affiliates during such two-year period following the Closing Date (or if applicable, during a longer period in which such employee has reinstatement rights pursuant to applicable Requirements of Law).  Buyer shall, or shall cause one or more of its Affiliates to, with respect to the International Business Employees other than any Netherlands Business Employee, not less than thirty (30) days prior to the Closing Date, or such earlier date required by applicable Requirements of Law, and, with respect to the Netherlands Business Employees, not less than seven (7) days following notification by the Seller Parent or its Affiliates of completion of the works council process in the Netherlands in accordance with the Dutch Works Council Act (Wet op de ondernemingsraden), offer employment to all International Business Employees other than the Automatic Transfer Employees and Quebec Business Employees (including all such employees on vacation, leave or other authorized absence), to be effective on the Closing Date, (or (i) with respect to the Netherlands Business Employees, to be effective on the later of the Closing Date or the date the offer is accepted by the Netherlands Business Employee, or (ii) with respect to the Canada Business Employees who are not Quebec Business Employees, to be effective on the Canada Business Employee Transfer Date), and on terms and conditions consistent with this Section 8.3 and applicable Requirements of Law.  Notwithstanding anything in this Agreement to the contrary, each offer of employment provided by Buyer or an Affiliate of Buyer to a Canada Business Employee and the continuation of employment of each International Business Employee employed by a Business Subsidiary on the Closing Date shall be on terms and conditions of employment that are substantially similar in the aggregate to the terms and conditions of employment that such employees enjoyed immediately prior to the Canada Business Employee Transfer Date.  Each such International Business Employee who accepts such an offer of employment, along with each U.S. Business Employee, each Quebec Business Employee and each Automatic Transfer Employee who becomes an employee of Buyer or an Affiliate of Buyer pursuant to Section 8.3 or Section 8.4, and each Inactive U.S. Business Employee who becomes an employee of Buyer or one of its Affiliates pursuant to this Section 8.3(c) is referred to herein as a “Continuing Employee”.  If an offer of employment to an

International Business Employee made pursuant to this Section 8.3(c) is at a job location that increases such International Business Employee’s commute by more than 35 miles when compared to the commute from such International Business Employee’s residence to the job location to which such employee reports immediately prior to Closing, and such International Business Employee becomes entitled to any severance or similar payments or benefits from Seller Parent or its Affiliates in connection with a related termination of employment or change in job location, Buyer shall reimburse Seller Parent and its Affiliates for any and all such payments and benefits.

(d)                                 For a period of at least one year following the Closing Date, each Continuing Employee shall be entitled to receive while in the employment of Buyer or any of its Affiliates total direct compensation of substantially equivalent value to the total direct compensation provided to such Continuing Employee immediately prior to the Closing Date.  For purposes of this Section 8.3(d), “total direct compensation” means all cash compensation, including base salary and wages (increased, with respect to Continuing Employees in India, by the average annual non-performance-based salary increase applicable for such Continuing Employee’s job location and increased, with respect to each U.S. Business Employee, by any annual increase in salary or wage rate that is communicated to such U.S. Business Employee prior to Closing), salary premiums (including any performance differentiation award), gratuities and bonus opportunities, but excluding equity and long-term compensation incentives.  Notwithstanding any provision herein to the contrary, neither Buyer nor any of its Affiliates shall be obligated to continue to employ any Continuing Employee for any specific period of time following the Closing Date, subject to applicable Requirements of Law.

(e)                                  Buyer Benefit Plans.  For a period of at least one year following the Closing Date, Buyer shall, or shall cause an Affiliate of Buyer to, provide Continuing Employees and, as applicable, their dependents with employee benefits (other than defined benefit pension benefits, retiree health, retiree life or other retiree welfare benefits, nonqualified deferred compensation benefits or equity or equity-based benefits) that are substantially comparable in the aggregate to the employee benefits (other than defined benefit pension benefits, retiree health, retiree life or other retiree welfare benefits, nonqualified deferred compensation benefits or equity or equity-based benefits) provided to Continuing Employees immediately prior to the Closing Date under the “employee benefit plans” (as defined in Section 3(3) of ERISA) and other material employee benefit arrangements maintained by Seller Parent or its Affiliates, including paid time off benefits, severance benefits (including with respect to the terms and conditions under which severance benefits are payable) and material fringe benefits and perquisites, but excluding retiree medical benefits (other than the Canadian Supplemental Benefits) and defined benefit pension benefits; provided, that, for a period of at least one year following the Closing Date, Buyer shall, or shall cause an Affiliate of Buyer to, provide the Continuing Employees who are employed in India on terms and conditions of employment that are no less favorable than those that were enjoyed by such Continuing Employees immediately prior to the Closing Date.  For the avoidance of doubt, the determination of whether such benefits are substantially comparable shall take into account, among other things, the aggregate premium costs to the Continuing Employees of receiving such benefits; provided, however, that any increase in the premium cost to the Continuing Employees that results from an ordinary course change associated with (i) annual increases in the cost of coverage, or (ii) increases in the cost of coverage to reflect the relative smaller population of employees of Buyer and its Affiliates as compared to Seller Parent and its Affiliates, in either case, where such increase to Continuing Employees’ costs is consistent with, and proportional to (including with respect to the portion of any such increase that is borne by Buyer or its Affiliates and the Continuing Employees, respectively) such increases, shall not be considered for purposes of determining whether Buyer or its Affiliates have satisfied their obligations with respect to the foregoing comparability requirement of this Section 8.3(e).  For the avoidance of doubt, nothing in this Section 8.3 shall require Buyer or any Affiliate of Buyer to establish or maintain any retiree welfare benefits of any type or a defined benefit pension plan for the Continuing Employees or otherwise.  During the Transition Services Period (or the Canada Business Employee Services Period, as applicable), any change in the benefits provided to Continuing Employees from Seller Parent or its Affiliates pursuant to the terms of the Transition Services Agreement (or the Canada Business Employee Services Agreement, as applicable) shall not be considered for purposes of determining whether Buyer or its Affiliates have satisfied their obligations with respect to the foregoing comparability requirement of this Section 8.3(e).  Buyer agrees that it will, or will cause its Affiliates to, honor the terms of each retention agreement or plan set forth on Section 5.19(c) of the Seller Disclosure Letter.

(f)                                   Buyer Severance Arrangements.  Notwithstanding any of the foregoing to the contrary, following the Closing Date, Buyer agrees to, or to cause its Affiliates to, provide severance benefits to any Continuing Employee who experiences an involuntary termination of employment during the one-year period beginning on the Closing Date in an amount that is at least equal to the severance benefits that would have been paid to such employee, and in circumstances in which such severance benefits would have been provided, pursuant to the terms of Requirements of Law and of the applicable layoff or severance plan or arrangement maintained by Seller Parent or one of its Affiliates as in effect immediately prior to the Closing Date as applicable to such Continuing Employee and as set forth on Schedule 8.3(f), to be calculated, however, on the basis of the employee’s compensation and service (calculated taking into account Section 8.3(h)) at the time of the termination of employment.  For purposes of the foregoing, if Buyer or its Affiliates require an Continuing Employee to relocate more than (i) 50 miles in the case of a U.S. Business Employee or (ii) 35 miles in the case of an International Business Employee, and such Continuing Employee resigns, then such resignation shall be treated as an “involuntary termination of employment (for reasons other than cause).”

(g)                                  Seller Parent Benefit Plans.  Effective as of the Closing Date, except as otherwise specifically provided in this Agreement, the Canada Business Employee Services Agreement or the Transition Services Agreement, all Continuing Employees will cease any participation in, and any benefit accrual under, any Seller Parent Benefit Plan.

(h)                                 Credit for Service.  To the extent that service is relevant for purposes of eligibility, benefit accrual and vesting (including, in order to calculate the amount of any paid time off and leave balance (including vacation and sick days), gratuities, severance and similar benefits, but, unless required by applicable Requirements of Law, not for purposes of defined benefit pension benefit accruals) under any retirement plan or other employee benefit plan, program or arrangement established or maintained by Buyer or any of its Affiliates for the benefit of the Continuing Employees following the Closing Date, such plan, program or arrangement shall credit such Continuing Employees for service earned on and prior to the Closing Date with the Business Subsidiaries, any Selling Party, or any of their Affiliates or any of their predecessors to the same extent such service was recognized under a corresponding Seller Parent Benefit Plan for the same purpose immediately prior to the Closing Date and provided that such credit would not result in a duplication of benefits or compensation.

(i)                                     Preexisting Conditions; Coordination.  Following the lapse of the Transition Services Period (or in respect of Canada Business Employees, the Canada Business Employee Services Period), Buyer shall, or shall cause its Affiliates to, with respect to the remainder of the calendar year in which the Transition Services Period lapses (or the Canada Business Employee Services Period lapses), use commercially reasonable efforts to: (i) waive any waiting periods and actively at work or evidence of insurability requirements and any limitations on eligibility, enrollment and benefits relating to any preexisting medical conditions of Continuing Employees and their eligible dependents under the medical and pharmacy plans maintained by Buyer or on of its Affiliates in which the U.S. Business Employees or the Canada Business Employees who are Continuing Employees are eligible to participate (the “Buyer Plans”), except to the extent such waiting periods, requirements, limitations or conditions would have applied to such individual under the corresponding Seller Parent Benefit Plans or applicable Business Subsidiary Plans immediately prior to the Closing; and (ii) recognize, for purposes of annual deductible and out of pocket limits under the Buyer Plans, deductible and out of pocket expenses paid by such Continuing Employees and their respective dependents under the Seller Parent Benefit Plans or applicable Business Subsidiary Plans that are medical and pharmacy plans in the portion of the calendar year prior to the Closing Date to the extent such Continuing Employees participate in any such Buyer Plans in such same calendar year.

(j)                                    Paid-Time Off.  For a period of at least one year following the Closing Date, Buyer shall, or shall cause its Affiliates to, provide paid-time off programs for the benefit of Continuing Employees that are at least as favorable as the paid-time off programs made available to the Continuing Employees immediately prior to the Closing Date.  Buyer shall, or shall cause its Affiliates to, recognize and provide all accrued but unused paid-time off of each such Continuing Employee as of the Closing Date in accordance with applicable Requirements of Law, and if not so required under applicable Requirements of Law, to the extent such accrued and unpaid time off is reflected on the Closing Working Capital.  Unless required by applicable Requirements of Law, neither Seller Parent nor its Affiliates shall have any obligation or liability to pay or provide any payments in respect of paid-time off for Continuing Employees on or after the Closing Date to the extent such accrued and unpaid time off is reflected on the Closing Working Capital.

(k)                                 Bonuses.  Buyer shall, or shall cause its Affiliates to, pay to each Continuing Employee the bonus amounts such Continuing Employee earns for the 2016 calendar year under the bonus programs maintained by Seller Parent or its Affiliates, as determined in the ordinary course of business consistent with past practice, and pursuant to the terms of the applicable bonus programs, for such Continuing Employee pursuant to the terms of such bonus programs, but only to the extent such amounts have not been paid prior to the Closing Date and are treated as Closing Indebtedness.

(l)                                     Flexible Spending Account Program.  Effective on or before the Closing Date, Seller Parent will cause one of the Business Subsidiaries to adopt a cafeteria plan that includes a healthcare flexible spending account program and a dependent care flexible spending account program (the “Business Subsidiary FSA”) that is substantially similar to Seller Parent Benefit Plan that includes a healthcare flexible spending account program and a dependent care flexible spending account program (the “Seller Parent FSA”).  Buyer shall, or shall cause the applicable Business Subsidiary or an Affiliate of Buyer to, maintain the Business Subsidiary FSA for the remainder of the calendar year in which the Closing Date occurs for each U.S. Business Employee that becomes a Continuing Employee who, in the portion of the calendar year on or prior to the Closing Date, contributed to the Seller Parent FSA.  The beginning balance as of the Closing Date in the Business Subsidiary FSA for each Continuing Employee’s healthcare spending account and dependent care flexible spending account, as applicable, shall be the unused portion of the Continuing Employee’s balance in the applicable healthcare spending account and dependent care flexible spending account under the Seller Parent FSA.  If the aggregate amount withheld from Continuing Employees’ compensation under the Seller Parent FSA for the 2017 plan year exceeds the aggregate amount of reimbursements paid to Continuing Employees prior to the Closing Date under the Seller Parent FSA for such plan year, Seller Parent shall transfer (or cause to be transferred) to Buyer within thirty (30) days after the Closing Date a cash payment equal to such excess, if any.  If the aggregate amount of reimbursements paid to Continuing Employees under the Seller Parent FSA prior to the Closing Date for the 2017 plan year exceeds the aggregate amount withheld prior to the Closing Date from Continuing Employees’ compensation under the Seller Parent FSA for such plan year, Buyer shall transfer to Seller Parent within thirty (30) days after the Closing Date a cash payment equal to such excess, if any.  Buyer and Seller Parent intend that the actions to be taken pursuant to this Section 8.3(l) be treated as an assumption by Buyer of the portion of the Seller Parent FSA and the elections made thereunder attributable to such Continuing Employees consistent with Revenue Ruling 2002-32.  Except as otherwise provided in the Transition Services Agreement, the applicable Business Subsidiary maintaining the Business Subsidiary FSA shall assume and be solely responsible for all claims for reimbursement by Continuing Employees under the terms of the Business Subsidiary FSA, whether incurred prior to, on or after the Closing Date, that have not been paid in full as of the Closing Date, which claims shall be paid pursuant to and under the terms of the Business Subsidiary FSA.

(m)                             Defined Contribution Plan Transfers.  Seller Parent and Buyer agree to (i) cooperate in good faith to cause one of the Business Subsidiaries to adopt a defined contribution retirement plan that is intended to be qualified under Section 401(a) of the Code (the “Business Subsidiary 401(k) Plan”) and that is substantially similar to the Aon Savings Plan (the “Seller Parent Savings Plan”), which shall be effective on or as soon as reasonably practicable following the Closing Date, and (ii) on or as soon as reasonably practicable following the effective date of the Business Subsidiary 401(k) Plan, cause the account balances of the Continuing Employees and associated liabilities to be transferred from the Seller Parent Savings Plan to the Business Subsidiary 401(k) Plan.  Except with respect to the Aon Stock Fund, such transfer shall be an in-kind transfer of the assets in the Continuing Employees’ accounts under the Seller Parent Savings Plan; provided, however, that, upon Buyer’s request, Seller Parent agrees to consider in good faith the feasibility of liquidating the Continuing Employees’ account balances prior to such transfer (taking into account, among other things, the obligations of Seller

Parent and its Affiliates under the Transition Services Agreement).  The parties shall consider in good faith whether the foregoing transfer of Continuing Employees’ account balances shall be effectuated as a “spin-off”, “trust to trust transfer” or otherwise, provided that any such approach shall be in compliance with the applicable Requirements of Law.  Seller Parent agrees that (x) such Business Subsidiary 401(k) Plan shall not at any time prior to the Closing Date (or the transfer of assets described in clause (ii) above, if later) include the Aon Stock Fund as an investment option and (ii) no assets held in the Aon Stock Fund or the stock of Seller Parent or any of its Affiliates shall be transferred from the Seller Parent Savings Plan to the Business Subsidiary 401(k) Plan.   For the avoidance of doubt, (A) the foregoing shall not preclude assets that have been liquidated from the Aon Stock Fund and are then in the form of cash or other securities from being transferred from the Seller Parent Savings Plan to the Business Subsidiary 401(k) Plan, (B) liabilities under any qualified domestic relations orders (as defined in Section 414(p) of the Code) received with respect to any Continuing Employees’ accounts transferred to the Business Subsidiary 401(k) Plan shall be transferred to and assumed by the Business Subsidiary 401(k) Plan at the time such assets attributable to such accounts are transferred and (C) any participant loan promissory notes attributable to Continuing Employees shall be transferred to the Buyer Subsidiary 401(k) Plan in connection with such transfer.

(n)                                 Seller Parent Deferred Compensation Plans.  From and after the Closing Date, Buyer shall assume all obligations of Seller Parent and its Affiliates with respect to benefits currently provided with respect to Continuing Employees under the Aon Deferred Compensation Plan and the Aon Supplemental Savings Plan (collectively, the “Seller Parent Nonqualified Deferred Compensation Plans”).  Buyer shall satisfy such obligations in a manner consistent with the terms of such Seller Parent Nonqualified Deferred Compensation Plans and Section 409A of the Code.  Following the Closing Date, except as otherwise provided in the Transition Services Agreement, neither Seller Parent nor any of its Affiliates shall have any liability for the Seller Parent Nonqualified Deferred Compensation Plans with respect to Continuing Employees under such plans.

(o)                                 Business Subsidiary Deferred Compensation Plan.  From and after the Closing Date, Seller Parent shall assume all obligations of the Business Subsidiaries with respect to benefits currently provided with respect to any individual who is not a Continuing Employee under the Hewitt Associates, Inc. Voluntary Deferral Plan (the “Business Subsidiary Nonqualified Deferred Compensation Plan”).  Seller Parent shall satisfy such obligations in a manner consistent with the terms of such Business Subsidiary Nonqualified Deferred Compensation Plan and Section 409A of the Code.  Following the Closing Date, no Business Subsidiary or any of their Affiliates shall have any liability for the Business Subsidiary Nonqualified Deferred Compensation Plans with respect to any individual that is not a Continuing Employee under such plan.

(p)                                 COBRA.  Following the end of the period that Continuing Employees continue to receive benefits under the Seller Parent Benefit Plans pursuant to the terms of the Transition Services Agreement (such period, the “Transition Services Period”), Buyer shall, or shall cause an Affiliate to, provide continuation health care coverage to all Continuing Employees and their qualified beneficiaries, regardless of when a “qualifying event” occurs, in accordance with the continuation health care coverage requirements of Section 4980B of the

Code and Title I, Subtitle B, Part 6 of ERISA (“COBRA”) with respect to claims incurred at any time on or after the end of the Transition Services Period.  Seller Parent shall be solely responsible for any and all obligations under COBRA with respect to all “M&A qualified beneficiaries” as defined in Treasury Regulation Section 54.4980B-9 other than any Continuing Employee with respect to any period following the Transition Services Period.

(q)                                 WARN.  Prior to the Closing, with respect to each facility at which a Continuing Employee is employed, Seller Parent shall provide to Buyer a true and correct list of the names of each U.S. Business Employee who experienced, or will experience, an employment loss or layoff under the WARN Act within the ninety (90) days prior to the Closing Date, and shall update this list up to and including the Closing Date.  Subject to the foregoing, Buyer shall be responsible for all liabilities or obligations under the WARN Act that are incurred following the Closing with respect to the Continuing Employees. Seller Parent shall be responsible for all liabilities or obligations under the WARN Act and similar provincial, state and local rules, statutes, ordinances or other Requirements of Law solely resulting from Seller Parent’s or its Affiliates’ actions on or prior to the Closing with respect to all Business Employees.

(r)                                    Workers’ Compensation Liabilities.  As of the Closing Date, Buyer will assume, cause its Affiliate to assume, or reimburse Seller Parent for, all liabilities and obligations relating to compensation and benefits under any state workers’ compensation or similar Requirement of Law payable following the Closing Date to or with respect to any current or former U.S. Business Employee who was providing services primarily to or on behalf of the Business on the date the claim arose or the incident on which the claim is based occurred.

(s)                                   Defined Contribution Pension Asset Transfers (Canada).  On Closing, Aon Canada Inc. and Buyer (or any of its Affiliates) shall enter into an agreement (the “DC Asset Transfer Agreement”) that complies with the Requirements of Law to effectuate a transfer of the defined contribution account balances of each Canada Business Employee from the Canadian Pension Plans to a registered pension plan(s) of the Buyer (or any of its Affiliates) (the “Buyer Canadian Pension Plan”). The parties to the DC Asset Transfer Agreement agree to take such actions to effectuate the transfer after Closing in accordance with the Requirements of Law and the terms of the DC Asset Transfer Agreement.  The Buyer Canadian Pension Plan shall assume and thereafter be solely responsible for all then existing and future employer obligations related to Canadian Business Employees under the Buyer Canadian Pension Plan and the administration thereof, and neither Seller Parent nor any of its Affiliates shall have any liability therefor.

(t)                                    Canadian Supplemental Retirement Benefits.  From and after the Closing Date, Buyer shall assume all obligations of Seller Parent and its Affiliates with respect to any and all supplemental retirement benefits being provided to any Canada Business Employee under a Seller Benefit Plan, including the Aon Canada, Inc. Defined Supplemental Employee Retirement Plan (such benefits, the “Canadian Supplemental Benefits”). Buyer shall satisfy such obligations in a manner consistent with the terms of any Seller Benefit Plan that provides for the Canadian Supplemental Benefits and the Requirements of Law.  Following the Closing Date, neither Seller Parent nor any of its Affiliates shall have any liability for the Canadian Supplemental Benefits.

(u)                                 No Third Party Beneficiaries.  This Section 8.3 and Section 8.4 of this Agreement shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 8.3 or in Section 8.4, expressed or implied, is intended to confer upon any Business Employee or any other Person (other than the parties to this Agreement) any rights or remedies of any nature whatsoever under or by reason of this Section 8.3 or Section 8.4.  Without limiting the generality of the forgoing, no provision of this Section 8.3 or Section 8.4 shall create any third party beneficiary rights in any Person in respect of continued employment or any other matter.  Nothing in this Section 8.3 or Section 8.4 will constitute a contract of employment (or guarantee any particular term or condition of employment) or will give any Business Employee or any other Person a right to be employed by or retained in the employ of Buyer or any of its Affiliates, and nothing shall be construed as (i) prohibiting or limiting the ability of Buyer or any of its Affiliates to amend, modify or terminate any benefit or compensation plan, program, policy, agreement, arrangement or Contract at any time assumed, established, sponsored or maintained by any of them, or (ii) the establishment of or an amendment to any benefit or compensation plan, program, policy, agreement, arrangement or Contract.

Section 8.4                                    International Employees.

(a)                                 Automatic Transfer.  The parties acknowledge that the Transfer Regulations will apply to the transactions contemplated by this Agreement and pursuant to the Transfer Regulations the contracts of employment of the Automatic Transfer Employees will have effect from the Closing Date as if originally made between Buyer or an Affiliate of Buyer and the Automatic Transfer Employees, save in relation to the Automatic Transfer Employees’ rights to old age invalidity or survivors’ benefits under any occupational pension scheme and subject to any individual objecting to the transfer, and all Seller Parent’s and its Affiliates’ rights, powers, duties and liabilities in connection with such employment contracts shall transfer automatically to Buyer or its Affiliates.  If an Automatic Transfer Employee exercises his or her right under the Transfer Regulations not to transfer to Buyer, Buyer shall be responsible for any related termination or severance liability or costs incurred by Seller Parent and its Affiliates.

(b)                                 Automatic Transfer Employee Collective Agreements and Employee Benefits.  Buyer or its Affiliates (as applicable) shall continue to observe the terms of any collective agreements or other similar agreements that applied to the Automatic Transfer Employees’ employment before the Closing Date.  Buyer or its Affiliates (as applicable) shall provide employee benefits to the Automatic Transfer Employees that are substantially the same benefits (and no less favorable) as those provided to the Automatic Transfer Employees by Seller Parent and its Affiliates immediately prior to the Closing Date.

(c)                                  Remaining Automatic Transfer Employees.  If, following the Closing Date, it is established to the reasonable satisfaction of Seller Parent and Buyer that the contract of employment or employment (as applicable) of an Automatic Transfer Employee did not transfer in accordance with the Transfer Regulations (such an Automatic Transfer Employee, a “Remaining Automatic Transfer Employee”), then:

(i)                                     Buyer, or its applicable Affiliate, in consultation with Seller Parent, shall as soon as reasonably possible but in any event within fourteen (14) business days of being so requested by Seller Parent or its Affiliates, make to each such Remaining Automatic Transfer Employee an offer in writing to employ him/her on the terms and conditions which would have applied in accordance with applicable Requirements of Law and the terms of this Agreement had the employment of such person transferred automatically and such Remaining Automatic Transfer Employee shall be treated as an Automatic Transfer Employee for the purposes of this Agreement;

(ii)                                  upon acceptance of the offer made pursuant to Section 8.4(c)(i) above, or in the event an offer of employment was: (i) not made in accordance with Section 8.4(c)(i) above, on the expiry of the fourteen (14) day period or (ii) not accepted, on the expiry of a fourteen (14) day period commencing on the date of such offer, Seller Parent or its Affiliate will terminate the employment of any Remaining Automatic Transfer Employee concerned with immediate effect and without notice, unless otherwise required by applicable Requirements of Law;  and

(iii)                               Buyer or its applicable Affiliate shall indemnify Seller Parent and its Affiliates against any Losses arising out of or in connection with the employment and/or termination of the contract of employment of any Remaining Automatic Transfer Employee.

(d)                                 Undisclosed Employees.  If, following the Closing Date, any contract of employment of a person who is not an Automatic Transfer Employee has effect or is alleged to have effect as if originally made between Buyer and that person pursuant to the Transfer Regulations (“Undisclosed Employee”), then:

(i)                                     Buyer or its applicable Affiliate, may, within twenty-one (21) business days of becoming aware of such contract having (or being alleged to have) effect as if originally made by it and such person, terminate such contract immediately without notice, unless otherwise required by applicable Requirements of Law;

(ii)                                  Buyer shall advise Seller Parent or its applicable Affiliate of its intention to notify such Undisclosed Employee of the termination of his/her employment as soon as reasonably possible but in any event within fourteen (14) business days prior to giving the Undisclosed Employee such notice;

(iii)                               Seller Parent or its Affiliates shall offer such Undisclosed Employee employment on terms identical to those upon which he or she was previously employed by Seller Parent or its Affiliates immediately prior to the Closing Date;

(iv)                              if Buyer or its applicable Affiliate does not terminate the contract of employment of any Undisclosed Employee in accordance with this Section 8.4(d), any Undisclosed Employee shall be treated as an Automatic Transfer Employee for the purposes of this Agreement; and

(v)                                 provided Buyer or its applicable Affiliate terminates the employment of any Undisclosed Employee within twenty-one (21) business days of becoming aware of an Undisclosed Employee and complies with Section 8.4(d)(ii) above, Seller Parent shall indemnify Buyer and its Affiliates against any Losses arising out of or in connection with the employment and/or termination of employment of such Undisclosed Employee.

(e)                                  Information and Consultation.  Seller Parent and Buyer will use commercially reasonable efforts to and to cause their respective Affiliates to comply, with their respective obligations to inform and consult under the Transfer Regulations, and Seller Parent and Buyer will provide the other with such information as the other may reasonably request in order to allow them to perform their obligations to inform and consult under the Transfer Regulations.

(f)                                   Non-Automatic Transfer Employees.  With respect to any Business Employee who is not a U.S. Business Employee or a Canada Business Employee and is not an Automatic Transfer Employee (each such Business Employee, a “Non-Automatic Transfer Employee”):

(i)                                     Buyer or its Affiliates, shall, at least thirty (30) business days prior to the Closing Date, offer the Non-Automatic Transfer Employee employment on terms consistent with the terms of Section 8.3 and applicable Requirements of Law; and

(ii)                                  on the Closing Date, Seller Parent or its Affiliates (as applicable) will be entitled to terminate, subject to any applicable notice period imposed by applicable Requirements of Law or a contractual obligation with respect to such Non-Automatic Transfer Employee, the employment of the Non-Automatic Transfer Employee and Buyer will fully indemnify and hold harmless Seller Parent and its Affiliates against any Losses arising out of the Non-Automatic Transfer Employee’s employment and/or termination of the Non-Automatic Transfer Employee’s employment.

(g)                                  Additional Buyer Indemnities.  Buyer shall indemnify and keep Seller Parent and its Affiliates indemnified from and against any and all Losses which Seller Parent or its Affiliates may suffer, sustain, incur or pay:

(i)                                     arising from the employment by Buyer or any of its Affiliates of the Automatic Transfer Employees or any agent, contractor, employee of Buyer or its Affiliates;

(ii)                                  by reason of the Automatic Transfer Employees’ employment terminating due to a substantial change in their working conditions to their detriment pursuant to the Transfer Regulations;

(iii)                               as a result of any Automatic Transfer Employees exercising their right under the Transfer Regulations not to transfer to Buyer;

(iv)                              as a result of any failure by Buyer or its Affiliates to comply with their obligations to inform and consult under the Transfer Regulations; and

(v)                                 in connection with the termination of employment from Seller Parent or its Affiliates of any Automatic Transfer Employee.

(h)                                 Co-operation. If any person, whether or not an Automatic Transfer Employee or a Non-Automatic Transfer Employee, makes a claim against Seller Parent or Buyer or their respective Affiliates in connection with such person’s employment or alleged employment by that party, Seller Parent and Buyer (as may be the case) shall:

(i)                                     give to each other or their respective affiliates as soon as reasonably practicable following written request by the designated respondent(s) of the claim, all information which may be reasonably relevant to such claim and shall render to each other (at the respondent’s cost) such assistance and co-operation as the other may reasonably require in contesting, settling or dealing with any such claim; and

(ii)                                  before any agreement is made with respect to the payment of any claims, demands, actions, proceedings and settlement, the respective respondent shall have obtained the prior written agreement of the indemnifying party under this Agreement (which shall not be unreasonably withheld).

(i)                                     Severance for International Business Employees Who Do Not Become Continuing Employees.  In the event that any International Business Employee does not accept an offer of employment from Buyer or one of its Affiliates pursuant to Section 8.3 and accordingly incurs a termination of employment from Seller Parent and its Affiliates, Buyer shall reimburse Seller Parent and its Affiliates for any and all payments made by Seller Parent and its Affiliates to such International Business Employee in connection with such termination of employment including but not limited to severance payments, damages for wrongful dismissal and all related costs.

Section 8.5                                    Options; Restricted Stock.

(a)                                 Options.  In the event that subsequent to the Closing Date any current or former employee of the Business exercises options to purchase stock of Seller Parent or its Affiliates which options were received by such employee in connection with the performance of services for the Business Subsidiaries or a Selling Party in respect of the Business and are outstanding on the Closing Date (the “Seller Parent Options”), Seller Parent and Buyer agree and acknowledge that they shall report the exercise of the Seller Parent Options in accordance with clause (c) below.

(b)                                 Stock-Based Awards.  In the event that subsequent to the Closing Date any restricted stock units or performance share units of Seller Parent or its Affiliates held by any current or former employee of the Business are settled (in whole or in part) with respect to which (A) were received by such employee in connection with the performance of services for any Business Subsidiary or a Selling Party in respect of the Business and (B) with respect to which an effective election under Section 83(b) of the Code was not made (the “Seller Parent Stock-Based Awards”), Seller Parent and Buyer agree and acknowledge that they shall report the settlement of the Seller Parent Stock-Based Awards in accordance with clause (c) below.

(c)                                  Compensation Expense; Employment Taxes; Reimbursement.  Upon the exercise of the Seller Parent Options or the settlement of the Seller Parent Stock-Based Awards, as applicable, Seller Parent (and not Buyer or any of its Affiliates) shall (A) claim the compensation expense deduction associated with such exercise or settlement measured by the fair market value of Seller Parent stock at the time of such exercise (less the exercise price) or settlement, (B) pay all employment and withholding Taxes resulting from such exercise or settlement and (C) file all Tax Returns related to the payment of such employment and withholding Taxes.

(d)                                 For the avoidance of doubt, Seller Parent and its Affiliates, other than the Business Subsidiaries, shall (i) retain all liabilities, whether actual or contingent, with respect to Seller Parent Options, Seller Parent Stock-Based Awards and other equity-based awards granted to Business Employees and Former Business Employees, (ii) comply with the terms of the applicable Seller Parent Stock-Based plans and agreements with respect to vesting (including by treating the Closing as an involuntary termination of employment by Seller Parent without “cause” and providing for (x) pro rata vesting through the Closing Date or (y) vesting in full, in each case, in accordance with the terms of the applicable Seller Parent Stock-Based plans and agreements) and (iii) cause all Seller Parent Options and Seller Parent Stock-Based Awards to be paid out or be settled in accordance with the applicable arrangements governing the terms of such Seller Parent Options and Seller Parent Stock-Based Awards.

Section 8.6                                    Insurance; Risk of Loss.  Seller Parent will, and will cause the Business Subsidiaries and the Selling Parties to, keep insurance policies currently maintained in respect of the Business, the Purchased Assets and current or former employees of the Business, as the case may be, or suitable replacements therefor, in full force and effect through the close of business on the Closing Date.  For any claim that may be asserted against the Business or any Business Subsidiary after the Closing Date arising out of events, incidents, conduct or circumstances that occurred and/or existed prior to the Closing Date (such claims, “Post-Closing Claims”): (i) Seller Parent shall ensure that, for a period of eighteen (18) months after the Closing Date, the Business Subsidiaries have access to coverage under the Insurance Policies, in each case subject to the terms and conditions thereof.  After the Closing Date, the Business Subsidiaries may seek coverage for any Post-Closing Claim from the applicable insurer under any Insurance Policy, and Seller Parent shall reasonably cooperate with the Business Subsidiaries in connection with the tendering of such claims (including by providing reasonable access to employees and third party claims adjustors); provided, however, that (i) the Business Subsidiaries shall reimburse Seller Parent for all of its out-of-pocket costs and expenses in connection with such cooperation; and (ii) the Business Subsidiaries shall provide prior written notice to Seller Parent of all such coverage claims to be made.  Seller Parent shall not make any material change (whether by release, commute, buy-back, or otherwise) to the coverage available under any Insurance Policy without first providing written notice to the applicable Business Subsidiaries.

Section 8.7                                    Restrictive Covenants.

(a)                                 For a period of three years following the Closing (the “Non-Competition Period”), Seller Parent shall not, and shall cause its subsidiaries not to, (i) engage in, or own any ownership interest in any Person engaged in, (x) the portions of the Covered Business contemplated in clauses (i)(a) and (i)(c) of the definition of “Business” (solely to the extent such portions are part of the Covered Business) in the U.S., Canada or the Caribbean, (y) the portions of the Covered Business contemplated in clauses (i)(b) and (i)(d) of the definition of “Business”

(solely to the extent such portions are part of the Covered Business) anywhere in the world or (z) Protected DB Administrative Services anywhere in the U.S. Canada or the Caribbean or (ii) (A) solicit clients of the Business and any identified prospective clients of the Business with respect to HR and Other Related Communications Consulting Services or (B) solicit clients of the Business’s defined contribution administration platforms and prospective plan sponsors (and their plan assets) with respect to participant financial advisory services. During the Non-Competition Period, Seller Parent shall not permit the employees in the positions identified on Schedule 1.1(e) (or any employees providing services primarily to or on behalf of the business described in the last sentence of the definition of HR and Other Related Communications Consulting Services) to charge time to clients of the Business.

(b)                                 For a period of two years following the Closing, Seller Parent shall not, and shall cause its subsidiaries not to, engage in, or own any ownership interest in any Person engaged in, the business of providing participant advocacy services relating to health and welfare in the U.S., Canada or the Caribbean (“Covered Advocacy Business”).

(c)                                  For a period of two years following the Closing, Seller Parent shall not, and shall cause its subsidiaries not to, provide (i) defined benefit administration services to any current client receiving defined benefit administration services from the Business as of the Closing; provided, however, that nothing in this Agreement or in the Seller Ancillary Agreements shall preclude, prohibit or restrict Seller Parent or any of its Affiliates from marketing or providing defined benefit administration services to such current client receiving defined benefit administration services from the Business as of the Closing if (A) such current client solicits a request for proposal for defined benefit administration services and does not include the Business in such process or (B) such current client solicits a request for proposal for defined benefit administration services bundled with DB Actuarial Consulting Services (as defined in the Retirement & Investment Commercial Agreement) or DB Investment Consulting Services (as defined in the Retirement & Investment Commercial Agreement) or (ii) defined benefit administration services to any Person who is not (A) a current client receiving defined benefit administration services from the Business as of the Closing or (B) a Retained DB Client, unless such Person solicits in writing (including by email) a request for proposal for defined benefit administration services bundled with DB Actuarial Consulting Services or DB Investment Consulting Services, or such Person is already contracting with Seller Parent or one of its Affiliates for such services.

(d)                                 Notwithstanding the provisions of Sections 8.7(a), 8.7(b) and 8.7(c) and without implicitly agreeing that the following activities would be subject to the provisions of Sections 8.7(a), 8.7(b) and 8.7(c), (i) (x) ownership of securities having no more than five percent of the outstanding voting power of any Person whose capital stock or equity is listed on any national or international securities exchange or quotation system and (y) ownership of less than five percent of any private equity fund or alternative investment vehicle in which Seller Parent or its Affiliates is a passive investor shall not be deemed to be a violation of Section 8.7(a), 8.7(b) or 8.7(c), and (ii) nothing in this Agreement or in the Seller Ancillary Agreements shall preclude, prohibit or restrict Seller Parent or any of its Affiliates from: (A) engaging in, participating in or owning an interest in any entity that engages in any Permitted Business Activities; (B) acquiring, and following such acquisition, actively engaging in any business that has a subsidiary, division, group, franchise or segment that is engaged in any Covered Business or any Covered Advocacy Business (an “Acquired Business”), provided that (I) the revenues of such Acquired Business derived from all Covered Business and Covered Advocacy Business is less than 20% of the total consolidated revenues of such Acquired Business at the time of the acquisition and (II) such Acquired Business shall, within 12 months following the closing of such acquisition, sell, divest or otherwise dispose of the business, subsidiary, division, group, franchise or segment that is engaged in the Covered Business or Covered Advocacy Business, or (C) engaging in a Change of Control or, if the acquiring Person has a subsidiary, division, group, franchise or segment that is engaged in a Covered Business at the time of the Change of Control, thereafter engaging in the Covered Business or Covered Advocacy Business, provided that no employee or representative of Seller Parent or its Subsidiaries is involved in such engagement. Except with respect to the sale or disposition of (x) all or any portion of any Adjacent Business or (y) a business that is primarily a health and benefits business to one of the entities listed on Exhibit M (an “Adjacent H&B Business”) (in which case this Section 8.7 shall continue to apply to such Adjacent Business and the acquiring Person and such Person’s Affiliates or such Adjacent H&B Business, as applicable), this Section 8.7 shall cease to be applicable to any Person at such time as it is no longer a subsidiary of Seller Parent and shall not apply to any Person that acquires any subsidiary, assets, operations or business of Seller Parent or any of its subsidiaries after the transaction is consummated.

(e)                                  During the Non-Competition Period, Seller Parent shall exclusively refer to the Business (and shall not refer to any other third party) potential clients seeking communications delivery services in respect of stand-alone benefits administration and business process outsourcing.

(f)                                   For a period of two years following the Closing, Seller Parent shall not, and shall cause its Affiliates not to, solicit any Continuing Employees to leave the employ of Buyer or its Affiliates or violate the terms of their contracts, or any employment arrangements, with Buyer or its Affiliates; provided, however, that notwithstanding the foregoing, nothing herein will restrict or preclude the right of Seller Parent or any of its Affiliates (i) to make generalized searches for employees by use of advertisements in any medium for such purposes, recruiting agencies, web searches or other general forms of solicitations, so long as such advertisements or solicitations are not targeted or focused upon Continuing Employees or hire, employ or retain any person who responds to such ads or solicitations, or (ii) hire, retain, solicit or employ any person who has been terminated by Buyer or any of its Affiliates at least twelve (12) months (with respect to any senior executive officer) or three (3) months (with respect to other Continuing Employees) prior to the commencement of employment discussions between Seller Parent or any of its Affiliates and such person or has ceased to be a director, officer or employee of Buyer or any of its Affiliates at least twelve (12) months (with respect to any senior executive officer) or three (3) months (with respect to other Continuing Employees) prior to the commencement of employment discussions between Buyer and such person.  Notwithstanding the foregoing proviso, Seller Parent and its Affiliates shall be prohibited from hiring, retaining, soliciting or employing any senior executive officer or employee with the title “Account Executive” or any successor titles thereof for a period of two years following the Closing.

(g)                                  For a period of two years following the Closing, Buyer shall not, and shall cause its Controlled Affiliates not to, solicit any employees of Seller Parent or its Affiliates (including the Selling Parties) to leave the employ of Seller Parent or its Affiliates or violate the terms of their contracts, or any employment arrangements, with Seller Parent or its Affiliates; provided, however, that notwithstanding the foregoing, nothing herein will restrict or preclude the right of Buyer or any of its Affiliates (i) to make generalized searches for employees by use of advertisements in any medium for such purposes, recruiting agencies, web searches or other general forms of solicitations, so long as such advertisements or solicitations are not targeted or focused upon such employees or hire, employ or retain any person who responds to such ads or solicitations, or (ii) hire, retain, solicit or employ any person who has been terminated by Seller Parent or any of its Affiliates at least at least twelve (12) months (with respect to any senior executive officer) or three (3) months (with respect to any other employee) prior to the commencement of employment discussions between Buyer or any of its Affiliates and such person or has ceased to be a director, officer or employee of Seller Parent or any of its Affiliates at least twelve (12) months (with respect to any senior executive officer) or three (3) months (with respect to any other employee) prior to the commencement of employment discussions between Seller Parent and such person.  Notwithstanding the foregoing proviso, Buyer and its Affiliates shall be prohibited from hiring, retaining, soliciting or employing any senior executive officer or employee with the title “Account Executive” or any successor titles thereof for a period of two years following the Closing.

(h)                                 Each party agrees that for a period of two years following the Closing, neither party nor any of its Affiliates shall, and each party shall ensure that its Affiliates do not, libel, slander or disparage the other party or any of its Affiliates, or cause the other party or any of its Affiliates to be libeled, slandered or disparaged, in each case, in any manner that would reasonably be expected to be harmful to the other party or any of its Affiliates or to the business or business reputation of the other party or any of its Affiliates.

(i)                                     Each of Seller Parent and Buyer acknowledges and agrees that in the event Buyer or Seller Parent violates any of its obligations under this Section 8.7, Seller Parent or Buyer, respectively may proceed against the other in law or in equity for such damages or other relief as a court may deem appropriate.  Each of Buyer and Seller Parent acknowledges that a violation of this Section 8.7 would cause the other irreparable harm which may not be adequately compensated for by money damages.  Each of Seller Parent and Buyer therefore agrees that in the event of any actual or threatened violation of this Section 8.7, Seller Parent and Buyer, as applicable shall be entitled, in addition to other remedies that they may have, to a temporary restraining order and to preliminary and final injunctive relief against the other to prevent any violations of this Section 8.7, without the necessity of posting a bond.

(j)                                    If at any time any of the provisions of this Section 8.7 shall be determined to be invalid or unenforceable by reason of being vague or unreasonable as to duration, area or scope of activity, or otherwise, then this Section 8.7 shall be considered divisible (with the other provisions to remain in full force and effect) and the invalid or unenforceable provisions shall become and be deemed to be immediately amended to include only such time, area, scope of activity and other restrictions as shall be determined to be reasonable and enforceable by the court or other body having jurisdiction over the matter, and the Parties hereto expressly agree that this Agreement, as so amended, shall be valid and binding as though any invalid or unenforceable provision had not been included herein.  Without limiting the foregoing, if the length of the Non-Competition Period is determined to be unacceptable under applicable Requirements of Law in any applicable jurisdiction, the Non-Competition Period shall be modified in relation to such jurisdiction as determined by a court or other agency of competent jurisdiction or statute, as applicable, to be of the maximum length permitted under Requirements of Law in such jurisdiction.

Section 8.8                                    Release of Guaranties.

(a)                                 Buyer shall use all commercially reasonable efforts to cause Seller Parent and its Affiliates (including the Selling Parties) to be fully and irrevocably released, as of the Closing Date or as promptly as practicable after the Closing Date, in respect of all obligations (i) under any guaranties, letters of credit, letters of comfort, bid bonds or performance or surety bonds or cash or other collateral obtained or given by Seller Parent or its Affiliates (including the Selling Parties) relating to the Business Subsidiaries, the Business or any Purchased Asset and (ii) in respect of any Assumed Liabilities (including as a result of Seller Parent or any of its Affiliates remaining directly or indirectly liable for, or otherwise having credit exposure with respect to, any Assumed Liabilities) (collectively, the “Seller Parent Guaranties”); provided that the foregoing shall not require Buyer or any of its Affiliates to make any payment to such guarantor.  If Buyer is unable to effect such a substitution and release with respect to any Seller Parent Guarantee, Buyer shall indemnify Seller Parent and each Selling Party against any and all Loss or Expense arising from such Seller Parent Guarantee; provided that the foregoing obligation of Buyer to indemnify Seller Parent and the Selling Parties shall expressly exclude any Losses and Expenses for which Seller Parent is required to indemnify the Buyer Indemnified Parties pursuant to Section 11.1(a).  Without limiting the foregoing, after the Closing Date, Buyer will not, and will not permit any of its Affiliates, successors or assigns to, (A) renew, extend, amend or supplement any Contract or otherwise extend the term of or increase any obligation that is covered by or the subject of a Seller Parent Guarantee (provided that the restrictions in this sentence shall not prohibit (1) renewals that occur automatically under any Contract and (2) ordinary course amendments or modifications to parts of any Contract which are permitted under the existing terms thereof (e.g., updating statements of work, amending pricing or product delivery schedules, adding more products/services, etc.)), (B) transfer to a Third Party any such Contract or other obligation or (C) obtain a release from all obligations under such Contract or other obligation contemplated by clause (A) or (B), without providing Seller Parent with evidence reasonably satisfactory to it that the Seller Parent Guarantee has been irrevocably and fully irrevocably released. Any cash or other collateral posted by Seller Parent or its Affiliates (including the Selling Parties) in respect of any Seller Parent Guarantee shall be delivered to Seller Parent promptly following such release to the extent not included in the Final Cash Amount.  For so long as any of Seller Parent or any of its Affiliates has not been fully irrevocably released from, remains directly or indirectly liable for, or has any credit exposure with respect to, any of the Seller Parent Guaranties, Buyer shall promptly upon written request of Seller Parent, (x) provide Seller Parent with any update on the status of any outstanding Seller Parent Guaranty and (y) inform Seller Parent of any claims by or disputes with any Third Party in connection with, or that would reasonably be expected to give rise to any liability or obligation of Seller Parent or any of its Affiliates under, any Seller Parent Guarantee and the reasons for such claim or dispute (including by promptly providing Seller Parent with copies of any correspondence or other written materials received by Buyer or any of its Affiliates relating to any such claim or dispute).  Within 60 days after the end of each calendar quarter, Buyer shall deliver to Seller Parent a list of all claims and disputes arising during such calendar quarter under any Contract that is guaranteed by, the subject of, or under which Seller Parent or any of its Affiliates may have any liability or credit exposure as a result of, any Seller Parent Guarantee.

(b)                                 Following Closing and for so long as actual or potential obligations remain outstanding under the Seller Parent Guaranties, in the event that the initial credit rating (“Credit Rating”) in respect of any of the Facilities or the Senior Notes (as defined in the Debt Commitment Letters) of any nationally recognized credit rating agency is lowered one notch or more (a “Credit Downgrade”), then, from the date of such Credit Downgrade through the date the Credit Rating is restored to its pre-existing level, Buyer shall promptly upon written request of Seller Parent (i) deliver to Seller Parent copies of the all of the most recent financial information required to be delivered to the Lenders under the Definitive Debt Financing Agreements (as the same may be amended, supplemented or replaced after Closing, the “Lender Required Information”), and (ii) thereafter deliver, in accordance with the deadlines specified in the Definitive Debt Financing Agreements after the end of each calendar quarter, the Lender Required Information for such period.

Section 8.9                                    Fees and Expenses.  Whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party incurring such costs and expenses, except as expressly provided in this Agreement (including Section 7.3(b)).

Section 8.10                             Intellectual Property Cross License Agreement.  With respect to the licensing of Intellectual Property, concurrently with the Closing, Seller Parent, on behalf of itself and its Affiliates, and Buyer shall enter into the intellectual property cross license agreement in the form set forth in Exhibit I to this Agreement (the “Intellectual Property Cross License Agreement”).

Section 8.11                             Indemnification of Directors and Officers.

(a)                                 Prior to the Closing, each Business Subsidiary shall purchase an extended reporting period endorsement under its existing directors’ and officers’ liability insurance coverage (the “D&O Policy”) for its respective current or former directors, managers and officers (the “D&O Indemnified Parties”).  During the six (6) year period following the Closing, Buyer shall maintain the “tail” policy in full force and effect and continue to honor their respective obligations thereunder.

(b)                                 In addition, for a period of six (6) years following the Closing Date, Buyer shall (and shall cause each Business Subsidiary to) cause the certificate of incorporation and bylaws (or other similar organizational documents) of such Business Subsidiary to contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in the certificate of incorporation and bylaws (or other similar organizational documents) of such Business Subsidiary immediately prior to the date hereof, and during such six (6) year period, such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the D&O Indemnified Parties, except as required by applicable Requirements of Law.

(c)                                  The obligations of Buyer under this Section 8.11 shall not be terminated, amended or otherwise modified in such a manner as to materially or adversely affect any D&O Indemnified Party (or any other Person who is a beneficiary under the D&O Policy or the “tail” policy referred to in Section 8.11(a) above (and their heirs and representatives)) without the prior written consent of such affected D&O Indemnified Party or other person who is a beneficiary under the “tail” policy referred to in Section 8.11(a) above (and their heirs and representatives).  Each of the D&O Indemnified Parties or other Persons who are beneficiaries under the “tail” policy referred to in Section 8.11(a) above (and their heirs and representatives) are intended third party beneficiaries of this Section 8.11(a), with full rights of enforcement as if a party to this Agreement.

Section 8.12                             Prior Transaction Agreements.  Buyer shall, and shall cause the Business Subsidiaries set forth on Schedule 8.12 to, comply with the provisions of the Prior Transaction Agreements set forth opposite such Business Subsidiaries on Schedule 8.12 as if Buyer and such Business Subsidiaries were parties to the Prior Transaction Agreements.

Section 8.13                             Litigation Support.  In the event and for so long as each party hereto actively is prosecuting, contesting or defending any proceeding, claim or demand by a Third Party (other than a claim or demand for which such party seeks indemnification hereunder) in connection with (a) any transactions contemplated by this Agreement or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction involving the Business or the Business Subsidiaries, and any of the foregoing require the other party’s cooperation due to such party’s ownership of the Business or the Business Subsidiaries at a relevant time, the requested party shall, and shall cause its Subsidiaries and controlled Affiliates to, cooperate reasonably with the requesting party and its counsel, at the requesting party’s expense for any out-of-pocket expenses, in the prosecution, contest or defense, make reasonably available during normal business hours upon reasonable advanced notice its personnel, and provide such testimony and reasonable access during normal business hours upon reasonable advanced notice to its books and records as shall be reasonably necessary in connection with the prosecution, contest or defense, subject to appropriate confidentiality measures; provided, however, that no party shall be required to violate any Requirements of Law, Governmental Order or obligation of confidentiality to which such party is subject or to waive any privilege which any of them may possess in discharging obligations pursuant to this Section 8.13; provided, further, no party shall be required to furnish or otherwise make available to the other party competitively sensitive information relating to areas of such party’s business in which the other party competes against such party; and, provided, further, that neither any party nor any of its officers, employees, agents or representatives shall have access to any personnel of the other party or any other businesses of such party without such part’s prior written consent, which shall not be unreasonably withheld.

Section 8.14                             Broking Relationship.  From and after the Closing Date through the second (2nd) anniversary of the Closing Date, Buyer shall cause the Business to use on an exclusive basis Seller Parent or any Affiliate of Seller Parent designated by Seller Parent for its brokerage needs with respect to procuring all the insurance of the Business, including but not limited to executive protection, D&O, EPL crime, fiduciary coverages, property, casualty, health and benefits, wellness, life, health and welfare, E&O and cyber insurance wither primary, excess or umbrella, inclusive of reinsurance for any lines placed though a captive insurer, provided Seller Parent or its Affiliate (i) maintains performance and service levels with respect to such broking services to a level at least consistent with the levels provided by a similarly a situated broker to insureds of the general risk profile and appetite of the Business and (ii) provides pricing for such broking services at a level consistent with that provided by other brokers for similar services (at similar levels) to insureds of the general risk profile and appetite of the Business that are portfolio companies of the Parents or, to the extent such broking services are not provided by other brokers to such portfolio companies, at pricing generally competitive to services provided to other businesses.

ARTICLE IX
CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

The obligations of Buyer under this Agreement shall, at the option of Buyer, be subject to the satisfaction or (to the extent permissible under applicable Requirements of Law) waiver, on or prior to the Closing Date, of the following conditions:

Section 9.1                                    Regulatory Approvals.  The waiting period under the HSR Act shall have expired or been terminated, the Canada Competition Act Approval shall have been received and the applicable filings or approvals under Requirements of Law of any relevant foreign jurisdictions that are required to be made or obtained prior to Closing as set forth on Schedule 9.1 shall have been made or obtained and any agreement with any Governmental Body not to consummate the transactions contemplated hereby shall have been terminated or shall have expired in accordance with its terms.

Section 9.2                                    No Order.  No court or other Governmental Body having jurisdiction over Buyer or Seller Parent shall have issued any Governmental Order which is then in effect and has the effect of restraining or prohibiting the purchase and sale of the Equity Interests (other the BD Equity Interests) or Purchased Assets, and no suit, action, investigation or proceeding by any Governmental Body seeking such a Governmental Order shall be pending before any such court or other Governmental Body.

Section 9.3                                    Representations and Warranties.   The representations and warranties of Seller Parent contained in this Agreement, when read without any exception or qualification for materiality or Material Adverse Effect or words of similar import, shall be true and correct on the Closing Date as though made on the Closing Date (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date), except for failures of representations and warranties to be true and correct which have not and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; provided that, notwithstanding the foregoing, (a) each of the representations and warranties of

Seller Parent set forth in Section 5.1(a) (Organization), Section 5.1(c) (Power and Authority), Section 5.3(a) (Authority) and Section 5.21 (No Brokers) shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date and (b) each of the representations and warranties of Seller Parent set forth in Section 5.2 (Capital Structure), shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date, except for de minimis inaccuracies.

Section 9.4                                    Performance of Obligations.  Seller Parent shall have performed in all material respects all of its covenants and agreements required by this Agreement to be performed at or prior to the Closing.

Section 9.5                                    No Material Adverse Effect  No Effect shall exist as of the Closing Date or shall have occurred since the date hereof that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

Section 9.6                                          Closing Certificate.  There shall have been delivered to Buyer a certificate dated the Closing Date, signed on behalf of Seller Parent by a duly authorized officer of Seller Parent, confirming the satisfaction of the conditions set forth in Section 9.4, Section 9.5 and Section 9.6.

Section 9.7                                    Termination of Contracts with Affiliates.  Buyer shall have received evidence of the termination of the Contracts with Affiliates set forth in Section 9.7 of the Seller Disclosure Letter, in form and substance reasonably satisfactory to Buyer.

Notwithstanding the failure of any one or more of the foregoing conditions, Buyer may proceed with the Closing without satisfaction, in whole or in part, of any one or more of such conditions and without written waiver.

ARTICLE X
CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER PARENT

The obligations of Seller Parent under this Agreement shall, at the option of Seller Parent, be subject to the satisfaction or (to the extent permissible under applicable Requirements of Law) waiver, on or prior to the Closing Date, of the following conditions:

Section 10.1                             Regulatory Approvals.  The waiting period under the HSR Act shall have expired or been terminated, the Canada Competition Act Approval shall have been received and the applicable filings or approvals under Requirements of Law of any relevant foreign jurisdictions that are required to be made or obtained prior to Closing as set forth on Schedule 9.1 shall have been made or obtained and any agreement with any Governmental Body not to consummate the transactions contemplated hereby shall have been terminated or shall have expired in accordance with its terms.

Section 10.2                             No Order.  No court or other Governmental Body having jurisdiction over Buyer or Seller Parent shall have issued any Governmental Order which is then in effect and has the effect of restraining or prohibiting the purchase and sale of the Equity

Interests (other than the BD Equity Interests) or Purchased Assets, and no suit, action, investigation or proceeding by any Governmental Body seeking such a Governmental Order shall be pending before any such court or other Governmental Body.

Section 10.3                             Representations and Warranties.  The representations and warranties of Buyer contained in this Agreement, when read without any exception or qualification for materiality or words of similar import, shall be true and correct in all material respects on the Closing Date as though made on the Closing Date (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date), except for failures of representations and warranties to be true and correct which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby.

Section 10.4                             Performance of Obligations.  Buyer shall have performed in all material respects all of its covenants and agreements required by this Agreement to be performed at or prior to the Closing.

Section 10.5                             Closing Certificate.  There shall have been delivered to Seller Parent a certificate dated the Closing Date, signed on behalf of Buyer by a duly authorized officer of Buyer, confirming the satisfaction of the conditions set forth in Section 10.3 and Section 10.4.

Notwithstanding the failure of any one or more of the foregoing conditions, Seller Parent may proceed with the Closing without satisfaction, in whole or in part, of any one or more of such conditions and without written waiver.

ARTICLE XI

INDEMNIFICATION

Section 11.1                             Indemnification by Seller Parent.

(a)                                 From and after the Closing, Seller Parent agrees to indemnify and hold harmless Buyer from and against, and will pay and reimburse Buyer and the Business Subsidiaries for, any and all Losses and Expenses incurred by Buyer, any of its Affiliates (including the Business Subsidiaries) and any of their respective officers, directors or managers (the “Buyer Indemnified Parties”; for the avoidance of doubt, Buyer (and only Buyer) shall be permitted to bring a claim on behalf of any Buyer Indemnified Party under this Section 11.1), resulting from or arising out of:

(i)                                     any breach of any warranty or the inaccuracy of any representation of Seller Parent contained in this Agreement or the certificate delivered by or on behalf of Seller Parent pursuant to Section 9.6;

(ii)                                  any breach by Seller Parent of, or failure by Seller Parent to perform, any of its covenants or obligations contained in this Agreement that are required to be performed at or prior to the Closing;

(iii)                               any breach by Seller Parent of, or failure by Seller Parent to perform, any of its covenants and obligations contained in this Agreement that are required to be performed after the Closing;

(iv)                              any Excluded Liability or the failure by Seller Parent to pay for or discharge any Excluded Liabilities (other than any Excluded Liability described in Section 2.3(b)(ii), which shall be governed exclusively by Section 8.2) and Seller Parent’s or any of its Subsidiaries’ operation of the Retained Business prior to or following the Closing;

(v)                                 90% of any Losses to the extent arising out of, or otherwise incurred in connection with, the matter set forth on item 3 of Section 5.14(b) of the Seller Disclosure Letter and any other claim, litigation, arbitration or other proceedings arising out of substantially similar facts and circumstances as such matter to the extent related to the operation of the Business prior to the Closing (collectively, the “Specified Litigation”); and

(vi)                              any liability of or with respect to Cyborg Systems (Africa) Pty Limited (provided that Buyer agrees and acknowledges that no fact or circumstance regarding such entity shall give rise to a breach of any representation, warranty or covenant of Seller Parent hereunder or the certificate delivered by or on behalf of Seller Parent pursuant to Section 9.6);

provided, however, that Seller Parent shall be required to indemnify and hold harmless under Section 11.1(a)(i) with respect to Losses and Expenses incurred by any Buyer Indemnified Party only to the extent that:

(w)                               the amount of Loss and Expense suffered by Buyer Indemnified Parties pursuant to Section 11.1(a)(i) related to each individual claim or series of related claims exceeds $200,000 (it being understood that such $200,000 shall be a basket and once exceeded, Seller Parent shall bear indemnification responsibility back to the first dollar);

(x)                                 the aggregate amount of such Losses and Expenses (including Losses and Expenses excluded by clause (w) above) suffered by Buyer Indemnified Parties pursuant to Section 11.1(a)(i) exceeds $43,000,000 (it being understood that such amount shall be a deductible for which Seller Parent shall bear no indemnification responsibility);  provided, that, this clause (x) shall not apply to any Losses and Expenses suffered by Buyer Indemnified Parties in connection with the breach of any warranty or the inaccuracy of any representation of Seller Parent contained in Section 5.10(c), Section 5.12 or Section 5.13;

(y)                                 solely with respect to recovery under Section 11.1(a)(i) in connection with the breach of any warranty or the inaccuracy of any representation of Seller Parent contained in Section 5.10(c), Section 5.12 or Section 5.13, the aggregate amount of such Losses and Expenses (including Losses and Expenses excluded by clause (w) above) suffered by Buyer Indemnified Parties pursuant to Section 11.1(a)(i) in connection with the breach of any warranty or the inaccuracy of any representation of Seller Parent contained in Section

5.10(c), Section 5.12 or Section 5.13 exceeds (A) $10,750,000 (it being understood that such amount shall be a deductible for which Seller Parent shall bear no indemnification responsibility) or, (B) together with the aggregate amount of such Losses and Expenses (including Losses and Expenses excluded by clause (w) above) suffered by Buyer Indemnified Parties pursuant to Section 11.1(a)(i), $43,000,000 (it being understood that such amount shall be a deductible for which Seller Parent shall bear no indemnification responsibility);

(z)                                  the aggregate amount required to be paid by Seller Parent pursuant to Section 11.1(a)(i) shall not exceed $258,000,000;

provided, however, the foregoing clauses (w), (x), (y) and (z) shall not apply to any Losses and Expenses suffered by Buyer Indemnified Parties (A) in connection with the breach of any warranty or the inaccuracy of any representation of Seller Parent contained in Section 5.1, Section 5.2, Section 5.3(a), Section 5.6, Section 5.21 or Section 5.23, for which the aggregate amount to be paid by Seller Parent, together with all other amounts paid by Seller Parent pursuant to Section 11.1(a)(i) and Section 11.1(a)(ii) shall not exceed the Purchase Price or (B) that arise out of actual and intentional fraud by or on behalf of Seller Parent or any Selling Party in connection with this Agreement;

(b)                                 The indemnification provided for in Section 11.1(a) (excluding Section 11.1(a)(iv), Section 11.1(a)(v) and Section 11.1(a)(vi), which shall survive indefinitely) shall terminate fifteen (15) months after the Closing Date (and no claims shall be made by Buyer under Section 11.1(a) thereafter), except that the indemnification by Seller Parent shall continue as to:

(i)                                     the representations and warranties of Seller Parent set forth in Section 5.1, Section 5.2, Section 5.3(a), Section 5.6 and Section 5.21 and the covenants of Seller Parent set forth in Section 8.2, Section 8.3 and Section 8.4, each of which shall terminate seven (7) years after the Closing Date;

(ii)                                  the covenants of Seller Parent which by their terms extend beyond fifteen (15) months, which shall survive until expiring in accordance with their respective terms; and

(iii)                               any Losses or Expenses of which Buyer has validly given a Claim Notice to Seller Parent in accordance with the requirements of Section 11.3 on or prior to the date such indemnification would otherwise terminate in accordance with this Section 11.1, as to which the obligation of Seller Parent shall continue solely with respect to the specific matters in each such Claim Notice until the liability of Seller Parent shall have been determined pursuant to this ARTICLE XI, and Seller Parent shall have reimbursed Buyer for the full amount of such Losses and Expenses that are payable with respect to such Claim Notice in accordance with this ARTICLE XI.

For the avoidance of doubt, the indemnification obligations pursuant to Section 11.1(a)(iv), Section 11.1(a)(v) and Section 11.1(a)(vi) represent the parties’ intention to allocate certain liabilities and obligations and are not claims for breach in any respect, thus the parties intend for such provision to survive indefinitely.

(c)                                  For purposes of determining any breach or inaccuracy of any representation under ARTICLE V (other than Section 5.4, the first sentence of Section 5.5, Section 5.15 and references to “Material Clients” and “Material Vendors”) and the amount of any Losses and Expenses under Section 11.1(a)(i), all qualifications and limitations as to materiality, Material Adverse Effect and other similar materiality qualifiers set forth in ARTICLE V shall be disregarded.

Section 11.2                             Indemnification by Buyer.

(a)                                 From and after the Closing, Buyer agrees to indemnify and hold harmless Seller Parent from and against, and will pay and reimburse Seller Parent for, any and all Losses and Expenses incurred by Seller Parent, any of its Affiliates and any of their respective officers, directors or managers (the “Seller Parent Indemnified Parties”; for the avoidance of doubt, Seller Parent (and only Seller Parent) shall be permitted to bring a claim on behalf of any Seller Parent Indemnified Party under this Section 11.2), resulting from or arising out of:

(i)                                     any breach of any warranty or the inaccuracy of any representation of Buyer contained in this Agreement or the certificate delivered by or on behalf of Buyer pursuant to Section 10.5;

(ii)                                  any breach by Buyer of, or failure by Buyer to perform, any of its covenants and obligations contained in this Agreement; and

(iii)                               any Assumed Liability or the failure by Buyer to pay for or discharge any Assumed Liabilities (other than any Assumed Liability described in Section 2.3(a)(x), which shall be governed exclusively by Section 8.2) and Buyer’s or any of its Subsidiaries’ operation of the Business following the Closing (in each case, expressly excluding any Losses and Expenses for which Seller Parent is required to indemnify the Buyer Indemnified Parties pursuant to Section 11.1(a)(i) or Section 11.1(a)(ii) above);

provided, however, that Buyer shall be required to indemnify and hold harmless under Section 11.2(a)(i) with respect to Losses and Expenses incurred by any Seller Parent Indemnified Party only to the extent that:

(x)                                 the amount of Loss and Expense suffered by Seller Parent Indemnified Parties pursuant to Section 11.2(a)(i) related to each individual claim or series of related claims exceeds $200,000 (it being understood that such $200,000 shall be a basket and once exceeded, Buyer shall bear indemnification responsibility back to the first dollar);

(y)                                 the aggregate amount of such Losses and Expenses (including Losses and Expenses excluded by clause (x) above) suffered by Seller Parent Indemnified Parties pursuant to Section 11.2(a)(i) exceeds $43,000,000 (it being understood that such amount shall be a deductible for which Buyer shall bear no indemnification responsibility); and

(z)                                  the aggregate amount required to be paid by Buyer pursuant to Section 11.2(a)(i) shall not exceed $258,000,000;

provided, however, the foregoing clauses (x), (y) and (z) shall not apply to any Losses and Expenses suffered by Seller Parent Indemnified Parties (A) in connection with the breach of any warranty or the inaccuracy of any representation of Buyer contained in Section 6.1, Section 6.2(a) or Section 6.9, for which the aggregate amount to be paid by Buyer, together with all other amounts paid by Buyer pursuant to Section 11.2(a)(i) or Section 11.2(a)(ii) shall not exceed the Purchase Price or (B) that arise out of actual and intentional fraud by or on behalf of Buyer or any of its Affiliates in connection with this Agreement.

(b)                                 The indemnification provided for in Section 11.2(a) (excluding Section 11.2(a)(iii) which shall survive indefinitely) shall terminate 15 months after the Closing Date (and no claims shall be made by Seller Parent under Section 11.2(a) thereafter), except that the indemnification by Buyer shall continue as to:

(i)                                     the covenants of Buyer set forth in Section 8.2, Section 8.3 and Section 8.4, which shall terminate seven (7) years after the Closing Date;

(ii)                                  the covenants of Buyer which by their terms extend beyond 15 months (including, for the avoidance of doubt, the obligations under Section 4.7), which shall survive until expiring in accordance with their respective terms; and

(iii)                               any Losses or Expenses of which Seller Parent has validly given a Claim Notice to Buyer in accordance with the requirements of Section 11.3 on or prior to the date such indemnification would otherwise terminate in accordance with this Section 11.2, as to which the obligation of Buyer shall continue solely with respect to the specific matters in each such Claim Notice until the liability of Buyer shall have been determined pursuant to this ARTICLE XI, and Buyer shall have reimbursed Seller Parent for the full amount of such Losses and Expenses that are payable with respect to such Claim Notice in accordance with this ARTICLE XI.

For the avoidance of doubt, the indemnification obligations pursuant to Section 11.2(a)(iii) represents the parties’ intention to allocate certain liabilities and obligations and are not claims for breach in any respect, thus the parties intend for such provision to survive indefinitely.

(c)                                  For purposes of determining any breach or inaccuracy of any representation under ARTICLE VI and the amount of any Losses and Expenses under Section 11.2(a)(i), all qualifications and limitations as to materiality, Material Adverse Effect and other similar materiality qualifiers set forth in ARTICLE VI shall be disregarded.

Section 11.3                             Notice of Claims.  Buyer or Seller Parent seeking indemnification hereunder (the “Indemnified Party”) shall give promptly to the party obligated to provide indemnification to such Indemnified Party (the “Indemnitor”) a notice (a “Claim Notice”) describing in reasonable detail the facts giving rise to the claim for indemnification hereunder and shall include in such Claim Notice (if then known) the amount or the method of computation of the amount of such claim, and a reference to the provision of this Agreement or any other agreement, document or instrument executed hereunder or in connection herewith upon which such claim is based; provided, however, that a Claim Notice in respect of any action at law or suit in equity by or against a third Person as to which indemnification will be sought shall be given promptly after the action or suit is commenced. The failure to give notice as provided in this Section 11.3 shall not relieve the Indemnitor of its obligations hereunder except to the extent it shall have been materially prejudiced by such failure.

Section 11.4                             Determination of Amount.

(a)                                 In calculating any Loss or Expense, such amounts shall be net of any third-party insurance, indemnification or other proceeds which have actually been recovered by the Indemnified Party under any insurance policy (after giving effect to any applicable deductible or retention and any premium adjustments) or other contract, agreement or undertaking, in each case, in connection with the facts giving rise to the right of indemnification. An Indemnified Party shall use commercially reasonable efforts to make such recoveries.

(b)                                 After the giving of any Claim Notice pursuant to Section 11.3, the amount of indemnification to which an Indemnified Party shall be entitled under this ARTICLE XI shall be determined: (i) by the written agreement between the Indemnified Party and the Indemnitor; (ii) by a final judgment or decree of any court of competent jurisdiction; or (iii) by any other means to which the Indemnified Party and the Indemnitor shall agree.  The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined.

(c)                                  Buyer and Seller Parent agree to report each indemnification payment made in respect of a Loss or Expense as an adjustment to the Purchase Price for Tax purposes, except as otherwise required by an applicable Requirement of Law.

Section 11.5                             Third Person Claims.

(a)                                 Any party seeking indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand made by any third Person against the Indemnified Party shall notify the Indemnitor in writing, and in reasonable detail, of the third Person claim within ten (10) business days after receipt by such Indemnified Party of written notice of the third Person claim (and the Indemnified Party’s being aware of the likelihood of an indemnification claim hereunder).  The failure to give notice as provided in this Section 11.5 shall not relieve the Indemnitor of its obligations hereunder except to the extent it shall have been materially prejudiced by such failure.

(b)                                 In the event any legal proceeding shall be threatened or instituted or any claim or demand shall be asserted by any Person in respect of which payment is reasonably expected to be sought by one party hereto from the other party under the provisions of this ARTICLE XI, the Indemnified Party shall promptly cause written notice of the assertion of any such claim of which it has knowledge which is covered by this indemnity to be forwarded to the Indemnitor.  Any notice of a claim by reason of any of the representations, warranties or covenants contained in this Agreement shall contain a reference to the provision of this Agreement or any other agreement, document or instrument executed hereunder or in connection herewith upon which such claim is based, the facts giving rise to an alleged basis for the claim and the amount of the liability asserted against the Indemnitor by reason of the claim.  In the event of the initiation of any legal proceeding against the Indemnified Party by a third Person in respect of which payment is reasonably expected to be sought by one party hereto from the other party under the provisions of this ARTICLE XI, the Indemnitor shall have 30 days from receipt of notice pursuant to Section 11.5(a) to give notice to assume the defense thereof; provided, that as a condition to the assumption, the Indemnitor must acknowledge in writing its obligations to indemnify the Indemnified Party in the event that such third Person claim is adversely determined and provide evidence reasonably satisfactory to the Indemnified Party that the Indemnitor has sufficient resources to satisfy its indemnification obligation (which evidence may consist solely of the most recent financial statements of Seller Parent available on the SEC website).  If notice to the effect set forth in the immediately preceding sentence is given by the Indemnitor, the Indemnitor shall have the right to assume the defense of the Indemnified Party against the third Person claim with counsel of its choice and, subject to the terms of this Section 11.5(b), to control, defend against, negotiate, settle or otherwise deal with any proceeding, claim or demand which relates to any loss, liability or damage indemnified against hereunder; provided, however, that the Indemnified Party may participate in any such proceeding with counsel of its choice and at its expense, except if the Indemnified Party concludes based on the advice of outside counsel that a conflict of interest exists between the Indemnitor and the Indemnified Party because the Indemnified Party may have available to it one or more defenses or counterclaims that are inconsistent with or additional to one or more of those that may be available to the Indemnitor in respect of such third Person claim, in which case the Indemnitor shall be liable for the fees and expenses of one firm of counsel for the Indemnified Party.  The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such legal proceeding, claim or demand and to make available to the other party all witnesses, pertinent records, materials and information in such party’s possession or under such party’s control relating thereto as is reasonably required by the other party.  To the extent the Indemnitor (A) elects not to defend such proceeding, claim or demand (including by failure to deliver the acknowledgement of its obligation to indemnify the Indemnified Party in the event that such third Person claim is adversely determined or to provide evidence reasonably satisfactory to the Indemnified Party that the Indemnitor has sufficient resources to satisfy its indemnification obligation (which evidence may consist solely of the most recent financial statements of Seller Parent available on the SEC website)) or (B) fails to contest in good faith the third Person claim and the Indemnified Party defends against or otherwise deals with any such proceeding, claim or demand, the Indemnified Party may retain counsel, at the expense of the Indemnitor, and control the defense of such proceeding.  Notwithstanding anything to the contrary in this Section 11.5, the Indemnified Party (and not the Indemnitor) shall have the exclusive right to assume the defense and control of any third Person claim if (i) the Indemnified Party in good faith determines that the nature of the third Person claim is such that it would reasonably be expected to involve criminal liability being imposed on any Indemnified Party or its Affiliates (but not the Indemnitor or any of its Affiliates), (ii) such claim seeks as the sole remedy an injunction or other equitable relief against any Indemnified Party or (iii) if it is reasonably likely that the Losses and Expenses arising from such claim (if determined in any manner) will exceed an amount equal to two times the amount the Indemnified Party will be entitled to recover from the Indemnitor as a result of the limitations set forth in this ARTICLE XI.  Neither the Indemnitor nor the Indemnified Party may settle any such proceeding which settlement obligates the other party to pay money, to perform obligations, to agree to any restrictions on its business or operations that would reasonably be expected to result in material harm to the affected Person or to admit liability without the consent of the other party.  If the Indemnified Party shall refuse to consent to the settlement of any third Person claim, so long as only money damages payable by the Indemnitor are involved and there is no admission of liability or wrongdoing with respect to the Indemnified Party, the liability of the Indemnitor in respect of such third Person claim shall not exceed the amount for which the third Person claim could have been settled plus the amount of expenses incurred by the Indemnified Party prior to the time of and in connection with the proposed settlement to which it is entitled to indemnification. After any final judgment or award shall have been rendered by a court, arbitration board or administrative agency of competent jurisdiction and the time in which to appeal therefrom has expired, or a settlement shall have been consummated, or the Indemnified Party and the Indemnitor shall arrive at a mutually binding agreement with respect to each separate matter alleged to be indemnified by the Indemnitor hereunder, the Indemnified Party shall forward to the Indemnitor notice of any sums due and owing by it with respect to such matter and the Indemnitor shall pay all of the sums so owing to the Indemnified Party by wire transfer, certified or bank cashier’s check within thirty (30) days after the date of such notice.  Notwithstanding anything in this Section 11.5(b) to the contrary, Seller Parent shall have the right to control and defend any Specified Litigation and to settle such Specified Litigation without the consent of Buyer if such settlement is solely for monetary damages.  In the event a settlement of a Specified Litigation involves relief other than monetary damages, including any injunctive or equitable relief or any other non-monetary liability or obligation upon the Business or Buyer or its Affiliates, Buyer’s consent shall be required, such consent not to be unreasonably withheld, conditioned or delayed (taking into account the ongoing operations of the Business as it then exists).

(c)                                  To the extent of any inconsistency between this Section 11.5 and Section 8.2(c) (relating to Tax contests), the provisions of Section 8.2(c) shall control with respect to Tax contests.

Section 11.6                             Limitations.

(a)                                 In any case where an Indemnified Party recovers from third Persons any amount in respect of a matter with respect to which an Indemnitor has indemnified it pursuant to this ARTICLE XI, such Indemnified Party shall promptly pay over to the Indemnitor the amount so recovered (after deducting therefrom the full amount of the expenses incurred by it in procuring such recovery and the costs of any premium increases as a result of such recovery), but not in excess of the sum of (i) any amount previously so paid by the Indemnitor to or on behalf of the Indemnified Party in respect of such matter and (ii) any amount expended by the Indemnitor in pursuing or defending any claim arising out of such matter.

(b)                                 IN NO EVENT SHALL ANY PARTY BE LIABLE FOR ANY (I) EXEMPLARY OR PUNITIVE DAMAGES OR (II) SPECIAL, INCIDENTAL OR

CONSEQUENTIAL (INCLUDING LOSS OF REVENUES OR PROFITS) DAMAGES OR DIMINUTION OF VALUE OR ANY DAMAGES BASED ON ANY TYPE OF MULTIPLE, IN EACH CASE WHETHER ARISING UNDER ANY LEGAL OR EQUITABLE THEORY OR ARISING UNDER OR IN CONNECTION WITH THIS AGREEMENT, ALL OF WHICH ARE HEREBY EXCLUDED BY AGREEMENT OF THE PARTIES REGARDLESS OF WHETHER OR NOT ANY PARTY TO THIS AGREEMENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, PROVIDED THAT (X) IN ANY EVENT,  ANY SUCH TYPES OF DAMAGES SHALL BE RECOVERABLE TO THE EXTENT SUCH DAMAGES CONSTITUTE LOSSES OR EXPENSES TO A THIRD PARTY AS A RESULT OF A THIRD PERSON CLAIM AND (Y) ANY DAMAGES OF THE TYPES SET FORTH ABOVE IN CLAUSE (II) SHALL BE RECOVERABLE TO THE EXTENT SUCH DAMAGES (A) WERE THE REASONABLY FORESEEABLE RESULT OF THE EVENT, MATTER AND/OR BREACH THAT GAVE RISE THERETO OR (B) ARE ASSUMED LIABILITIES OR EXCLUDED LIABILITIES.

(c)                                  Seller Parent shall not be required to indemnify and hold harmless Buyer pursuant to Section 11.1(a) to the extent the matter in question was specifically taken into account in the computation of the Purchase Price pursuant to Section 4.5 or a Tax Refund Offset.

(d)                                 Except for (i) equitable remedies that cannot be waived as a matter of law, (ii) injunctive and provisional relief (including specific performance), (iii) actual and intentional fraud by a party in connection with this Agreement, if the Closing occurs and (iv) as provided in any Seller Ancillary Agreement or Buyer Ancillary Agreement, Section 8.2(a) and this ARTICLE XI shall be the sole and exclusive remedy with respect to any and all claims for monetary relief relating to breaches of this Agreement (including any covenant, obligation, representation or warranty contained in this Agreement or in any certificate delivered pursuant to this Agreement) or otherwise in respect of the sale of the Equity Interests or Purchased Assets contemplated hereby.  The parties may not avoid the limitations on liability, recovery and recourse set forth in Section 8.2(a) and this ARTICLE XI by seeking damages for breach of contract, tort or pursuant to any other theory or liability. Any liability for indemnification under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.  Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of Buyer or Seller Parent, after the consummation of the purchase and sale of the Equity Interests or Purchased Assets contemplated by this Agreement, to rescind this Agreement or any of the transactions contemplated hereby.

Section 11.7                             Mitigation.  Each of the parties agrees to take commercially reasonable steps to the extent required by Law to mitigate their respective Losses and Expenses upon and after becoming aware of any event or condition which could reasonably be expected to give rise to any Losses and Expenses that are indemnifiable hereunder; provided, however, that this sentence shall not require any party hereto to initiate or pursue litigation or other claims against third parties (other than taking the relevant administrative steps to file for or make ordinary course claims under insurance policies) in respect of such Loss.

Section 11.8                             Procedures for Certain Indemnity Claims.

(a)                                 Notwithstanding anything to the contrary contained in this Agreement, the terms and conditions set forth on Annex C hereto shall apply to, and to the extent inconsistent with this Article XI, shall control with respect to, all Subject Client Claims. “Subject Client Claim” means any individual claim (or series of related claims) for indemnification brought by Buyer under this Agreement (i) to the extent resulting from or arising out of a breach of Seller Parent’s representations and warranties set forth in Section 5.16 with respect to a claim by a client of the Business whose Client Contract is listed on Section 5.15(iii) of the Seller Disclosure Letter for a breach of such Client Contract and (ii) with respect to which the Losses and Expenses claimed by Buyer exceed $200,000 but do not exceed $2,000,000.

(b)                                 Notwithstanding anything to the contrary contained in this Agreement, the Subcontract Agreement or the Multiparty Shared Client Contract Relationship Agreement, the terms and conditions set forth on Annex D hereto shall apply to, and to the extent inconsistent with this Article XI or the provisions of the Subcontract Agreement or Multiparty Shared Client Contract Relationship Agreement, shall control with respect to, all Shared Client Claims. “Shared Client Claim” means any individual claim (or series of related claims) for indemnification brought by Buyer or Seller Parent under this Agreement to the extent resulting from or arising out of a claim by any client of the Business for a breach occurring after the Closing of such client’s Shared Client Contract (including, for the avoidance of doubt, any Multiparty Shared Client Contract) for which the other party has assumed or retained liability pursuant to this Agreement as an Assumed Liability or Excluded Liability, as applicable.

ARTICLE XII
TERMINATION

Section 12.1                             Termination.  Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated at any time prior to the Closing:

(a)                                 by the mutual written consent of Buyer and Seller Parent;

(b)                                 by Buyer if Seller Parent shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in ARTICLE IX, which breach cannot be or has not been cured within thirty (30) days following receipt of notice of such breach (or, if earlier, by the Termination Date); provided that Buyer’s right to terminate this Agreement pursuant to this Section 12.1(b) shall not be available if Buyer is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in ARTICLE X;

(c)                                  by Seller Parent if Buyer shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in ARTICLE X, which breach cannot be or has not been cured within thirty (30) days following receipt of notice of such breach (or, if earlier, by the Termination Date); provided that Seller Parent’s right to terminate this Agreement pursuant to this Section 12.1(c) shall not be available if Seller Parent is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in ARTICLE IX;

(d)                                 by Buyer or Seller Parent if any court or other Governmental Body having jurisdiction over Buyer or Seller Parent shall have issued a final and non-appealable order, decree or ruling permanently restraining, enjoining or otherwise prohibiting the purchase and sale of the Equity Interests or Purchased Assets;

(e)                                  by Buyer or Seller Parent if the Closing shall not have occurred on or before August 9, 2017 (the “Termination Date”) (or such later date as may be agreed to in writing to Buyer and Seller Parent); provided, however, that the right to terminate this Agreement pursuant to this Section 12.1(e) shall not be available to any party whose breach of the Agreement in the manner described in Section 12.1(b) or (c) has been the cause of, or resulted in, the failure of the Closing to have occurred on or prior to the Termination Date (for the avoidance of doubt, Buyer’s failure to close due to the unavailability of the Debt Financing shall not in any way limit its termination right pursuant to this Section 12.1(e)); or

(f)           by Seller Parent, if (i) all of the conditions set forth in ARTICLE IX shall have been satisfied (other than any conditions that, by their nature, are to be satisfied by actions taken at the Closing and which were, as of the date the Closing should have occurred pursuant to Section 4.1, capable of being satisfied), (ii) Buyer has failed to consummate the transactions contemplated by this Agreement by the date the Closing should have occurred pursuant to Section 4.1, (iii) Seller Parent has confirmed in writing to Buyer that all of the conditions set forth in ARTICLE X have been satisfied (other than conditions that, by their nature, are to be satisfied by actions taken at the Closing and which were, as of the date the Closing should have occurred pursuant to Section 4.1, capable of being satisfied) or that it is willing to waive any unsatisfied conditions in ARTICLE X, (iv) Seller Parent and the Selling Parties stood ready, willing and able to consummate the transactions contemplated by this Agreement during the entirety of the three (3) business day period after the delivery of the notice contemplated by clause (iii) and (v) Buyer fails to consummate the Closing within such three (3) business day period; provided, that during such three (3) business day period following the date on which such notice has been delivered to the Buyer, Buyer shall not be entitled to terminate this Agreement pursuant to Section 12.1(e).

Section 12.2                             Notice of Termination.  Any party desiring to terminate this Agreement pursuant to Section 12.1 shall give written notice of such termination to the other party to this Agreement.

Section 12.3                             Effect of Termination.  If this Agreement is terminated pursuant to this ARTICLE XII, all further obligations of the parties under this Agreement shall terminate (other than this Section 12.3 (Effect of Termination), the last sentence of Section 7.3(b), the indemnification obligations of Section 7.7(e), Section 8.9 (Fees and Expenses), Section 12.4 (Reverse Termination Fee) and ARTICLE XIII (Miscellaneous), which provisions shall each survive such termination); provided, however, that, except as provided in Section 12.4 and

Section 13.16, nothing in this Section 12.3 shall relieve any party from any liability for a willful breach of this Agreement.

Section 12.4                             Reverse Termination Fee.

(a)         If this Agreement is validly terminated by the Seller Parent pursuant to Section 12.1(c) or Section 12.1(f) or by Seller Parent or Buyer pursuant to Section 12.1(e) at a time when this Agreement was terminable by Seller Parent pursuant to Section 12.1(f), then Buyer shall pay to Seller Parent a fee in the amount of $215,000,000 (the “Reverse Termination Fee”) in cash by wire transfer of immediately available funds to an account designated by Seller Parent.  The Reverse Termination Fee shall be paid no later than five business days after notice of termination of this Agreement in accordance with Section 12.1(c) or Section 12.1(f).

(b)         Each of the parties hereto agrees that, notwithstanding anything to the contrary contained in this Agreement, if Buyer breaches this Agreement (whether willfully, intentionally, unintentionally or otherwise, including with respect to any allegation of fraud) or fails to perform hereunder (whether willfully, intentionally, unintentionally or otherwise, including with respect to any allegation of fraud), then, except for the right to seek specific performance in accordance with and subject to the terms and conditions of Section 13.16, the sole and exclusive remedy of Seller Parent or any of its Affiliates or direct or indirect equity holders (whether at law, in equity, in contract, in tort or otherwise) against Buyer, the Parents, the Lender Related Parties and any of their respective direct or indirect, former, current or future equityholders, controlling persons, directors, officers, employees, general or limited partners, members, managers, Affiliates, representatives, agents or assignees (each a “Buyer Related Party”) under any other agreement executed in connection with the transactions contemplated hereby (including the Financing Commitments, the Guarantees, any Buyer Ancillary Agreement or Seller Ancillary Agreement) or in respect of any oral representation made or alleged to have been made in connection herewith or therewith or otherwise, shall be for Seller Parent to terminate this Agreement pursuant to Section 12.1(c) or Section 12.1(f) (in each case, only if permitted under the terms thereof) and in such case, Seller Parent shall have the right to receive payment of the Reverse Termination Fee and payment of any Expenses incurred by Seller Parent or any of its Affiliates in connection with the recovery or collection of the Reverse Termination Fee, up to a maximum amount of $5,000,000 (“Specified Expenses”); provided, that in no event shall any Buyer Related Party in the aggregate be subject to monetary damages other than the payment of the Reverse Termination Fee and Specified Expenses.  Except for the Buyer’s obligation to pay the Reverse Termination Fee to the extent triggered and Specified Expenses, if any, (i) no Buyer Related Party shall have any liability or obligation relating to or arising out of this Agreement, any contract or agreement executed in connection herewith (including the Financing Commitments, the Guarantees, any Buyer Ancillary Agreement or Seller Ancillary Agreement) or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof), (ii) none of Seller Parent or its Affiliates shall be entitled to bring or maintain any action, suit or proceeding against any Buyer Related Party arising out of or in connection with this Agreement, any contract or agreement executed in connection herewith (including the Financing Commitments, the Guarantees, any Buyer Ancillary Agreement or Seller Ancillary Agreement) or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination and

(iii)                               Seller Parent shall cause any action, suit or proceeding pending in connection with this Agreement, any contract or agreement executed in connection herewith (including the Financing Commitments or the Guarantees) or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof), to the extent maintained by Seller Parent or any of its Affiliates against any Buyer Related Party, to be dismissed with prejudice promptly, and in any event within five (5) business days after the payment of the Reverse Termination Fee and Specified Expenses.  Seller Parent shall not be entitled to collect the Reverse Termination Fee on more than one occasion.  Under no circumstance shall Seller Parent be permitted or entitled to receive both a grant of specific performance and any portion of the Reverse Termination Fee.

(c)          Seller Parent, on behalf of each of the Selling Parties and its and their respective Affiliates (including the Business Subsidiaries), acknowledges that the agreements contained in this Section 12.4 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties would not enter into this Agreement. The parties acknowledge and hereby agree that the Reverse Termination Fee and Specified Expenses, if, as and when required pursuant to this Section 12.4, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate the party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, the Buyer Ancillary Agreements and the Seller Ancillary Agreements, which amount would otherwise be impossible to calculate with precision.

ARTICLE XIII
MISCELLANEOUS

Section 13.1                             Survival of Representations and Warranties.  The representations and warranties contained in this Agreement shall survive the Closing only for the period during which an indemnification claim is permitted to be made pursuant to ARTICLE XI, after which time such representations and warranties shall terminate and the parties shall have no rights or remedies thereafter with respect to any breach of such representations or warranties.

Section 13.2                             Confidential Nature of Information.

(a)                                 Each party hereto agrees that all documents, materials and other information which it shall have obtained regarding the other parties during the course of the negotiations leading to the consummation of the transactions contemplated hereby (whether obtained before or after the date of this Agreement), the investigation provided for herein and the preparation of this Agreement and other related documents shall be held in confidence pursuant to the Confidentiality Agreement, which Confidentiality Agreement shall terminate at Closing; provided, however, that Buyer’s confidentiality obligations shall terminate only in respect of that portion of the Confidential Information (as defined in the Confidentiality Agreement) relating to the Business, and Buyer agrees that it will, and will cause its Affiliates and its and their representatives to, for a period of five (5) years after the Closing, keep confidential in accordance with the Confidentiality Agreement (as if such information is Confidential Information thereunder) all documents, materials and other information which it shall have obtained regarding Seller Parent or any of its Affiliates (other than, from and after the Closing Date, such portion of the Confidential Information relating to the Business) during the course of the negotiations leading to the consummation of the transactions contemplated hereby (whether obtained before or after the date of this Agreement), the investigation provided for herein and the preparation of this Agreement and other related documents.

(b)                                 The Seller Parent and each Selling Party agrees that it will, agrees that it will, and will cause its Affiliates and its representatives to, for a period of five (5) years after the Closing, hold in confidence all information, whether written or oral, to the extent relating to the Business or the Business Subsidiaries, except to the extent that such information (i) is generally available to or known by the public (other than through disclosure by Seller Parent, the Selling Parties or any of their Affiliates or their respective representatives in violation of this Section 13.2(b)); (ii) is lawfully acquired by Seller Parent, the Selling Parties or any of their Affiliates or their respective representatives after the Closing from a source, to the knowledge of such Person, which is not prohibited from disclosing such information by a legal, contractual or fiduciary obligation; (iii) is independently derived by Seller Parent, the Selling Parties or any of their Affiliates after the Closing without reference to or use of information subject to the confidentiality obligations of this Section 13.2(b)); (iv) is required to be disclosed by Requirements of Law or to a Governmental Body or otherwise in connection with compliance, Tax or regulatory activity; (v) used as expressly permitted pursuant to this Agreement or any Seller Ancillary Agreement; or (vi) to the extent related to the Retained Business.

Section 13.3                             Governing Law; Submission to Jurisdiction.  All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the Requirements of Law of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Requirements of Law of any jurisdiction other than the State of Delaware.  Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement or the transactions contemplated thereby may be brought against any of the parties only in any federal or state court in Wilmington, Delaware, and each of the parties hereto consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein.

Section 13.4                             Waiver of Jury Trial.

(a)                                 Each party hereby expressly waives any right to trial by jury in any dispute, whether sounding in contract, tort or otherwise, between the parties hereto arising out of or related to the transactions contemplated by this Agreement, the Debt Commitment Letter or any of the Seller Ancillary Agreements or Buyer Ancillary Agreements, or any other instrument or document executed or delivered in connection herewith or therewith (including any action, proceeding or counterclaim against any Lender Related Party).  Any party hereto may file an original counterpart or a copy of this Agreement with any court as written evidence of the consent of the parties to the waiver of their right to trial by jury.

(b)                                 Notwithstanding anything to the contrary contained elsewhere herein, the parties hereby further agree (i) that no party will bring any legal action or proceeding against the Lender Related Parties in any way relating to this Agreement, the Debt Financing, or any of the transactions contemplated hereby or thereby, including any dispute arising out of or relating in any way to the Debt Commitment Letter or any other letter or agreement related to the Debt Financing, Debt Commitment Letter or the performance thereof, in any forum other than any New York State court sitting in the borough of Manhattan, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof) and each of the parties hereto consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein and (ii) that any claims brought against the Lender Related Parties will be governed by the Requirements of Law of the State of New York, without regard to the conflict of laws provisions thereof that would cause the laws of another state to apply.

Section 13.5                             No Public Announcement.  Buyer and Seller Parent shall not, without the approval of the other, make any press release or other public announcement concerning the transactions contemplated by this Agreement, except as and to the extent that any such party shall be so obligated by Requirements of Law, in which case the other parties shall be advised and the parties shall use their reasonable efforts to cause a mutually agreeable release or announcement to be issued; provided, however, that the foregoing shall not preclude communications or disclosures (i) necessary to implement the provisions of this Agreement or to comply with the accounting and the SEC disclosure obligations or the rules of any stock exchange or (ii) with public stockholders and/or analysts in the ordinary course of business for a transaction of the type contemplated by this Agreement; provided, further, with respect to any communications or disclosures permitted by the foregoing proviso, (x) the parties shall, to the extent reasonably practicable, provide the other party with a reasonable opportunity to review and comment on the content of such communications or disclosures in advance, and (y) any such communications or disclosures shall not be inconsistent with any mutually agreed release or announcement previously issued.

Section 13.6                             Notices.  All notices or other communications required or permitted hereunder shall be in writing and shall be deemed given or delivered when delivered personally, by facsimile or email (with confirmed receipt) or when sent by registered or certified mail (postage prepaid, return receipt requested) or by an internationally recognized overnight courier service addressed as follows:

If to Buyer, to:

c/o The Blackstone Group L.P.

345 Park Avenue

New York, New York 10154

Attention: Peter Wallace; David Kestnbaum

Facsimile: (212) 583-5722

Email: Wallace@blackstone.com

David.Kestnbaum@blackstone.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention: Peter Martelli; Leo Greenberg

Facsimile: (212) 446-6460

Email: peter.martelli@kirkland.com

leo.greenberg@kirkland.com

If to Seller Parent, to:

Aon plc

Aon Center

200 East Randolph Drive

Chicago, Illinois 60601

Attention: Peter Lieb

Email: peter.lieb@aon.com

with a copy (which shall not constitute notice) to:

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Attention: Brian J. Fahrney; Sean M. Carney; Adam M. Snyder

Facsimile: (312) 853-7036

Email: bfahrney@sidley.com

scarney@sidley.com

asnyder@sidley.com

or to such other address as such party may indicate by a notice delivered to the other party hereto.

Section 13.7                             Successors and Assigns; Parties in Interest.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided, however, that no party to this Agreement may assign its rights or delegate its obligations under this Agreement without the express prior written consent of the other parties to this Agreement, except that Buyer may assign all or a portion of its rights hereunder to one or more of its controlled Affiliates upon prior written notice to Seller Parent; provided, that no such assignment shall release Buyer from any liabilities or obligations under this Agreement.  Subject to Section 8.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement; provided that the Lender Related Parties shall be express third-party beneficiaries of, and shall be entitled to rely upon, Section 12.4, Section 13.4, this Section 13.7,

Section 13.9, and Section 13.18(b); and provided, further, that the Buyer Related Parties shall be express third-party beneficiaries of, and shall be entitled to rely upon, Section 12.4.

Section 13.8                             Access to Records after Closing.

(a)                                 Seller Parent and its Affiliates shall have the right to retain copies of all books and records of the Business relating to periods ending on or prior to the Closing Date to the extent that such books and records may reasonably be required by Seller Parent in connection with matters relating to or affected by the operations of the Business prior to the Closing Date.  For a period of six (6) years after the Closing Date, Seller Parent and its representatives shall have reasonable access to all of the books and records of the Business to the extent that such access may reasonably be required by Seller Parent in connection with matters relating to or affected by the operations of the Business prior to the Closing Date.  Such access shall be afforded by Buyer upon receipt of reasonable advance notice and during normal business hours.  Seller Parent shall be solely responsible for any costs or expenses incurred by it pursuant to this Section 13.8(a).  If Buyer shall desire to dispose of any of such books and records prior to the expiration of such six-year period, Buyer shall, prior to such disposition, give Seller Parent a reasonable opportunity, at Seller Parent’s expense, to segregate and remove such books and records as Seller Parent may select.

(b)                                 For a period of six (6) years after the Closing Date, Buyer and its representatives shall have reasonable access to all of the books and records relating to the Business which Seller Parent or any of its Affiliates (including the Selling Parties) may retain after the Closing Date, including access to all financial information included in such books and records reasonably required in connection with Buyer’s preparation of any financial statements regarding the Business and the Business Subsidiaries relating to periods prior to the Closing Date that may be required to comply with Regulation S-X and Regulation S-K promulgated under the Securities Act for a registered public offering of equity or debt.  Such access shall be afforded by Seller Parent and its Affiliates (including the Selling Parties) upon receipt of reasonable advance notice and during normal business hours.  Buyer shall be solely responsible for any costs and expenses incurred by it pursuant to this Section 13.8(b).  If Seller Parent or any of its Affiliates shall desire to dispose of any of such books and records prior to the expiration of such six-year period, Seller Parent shall, prior to such disposition, give Buyer a reasonable opportunity, at Buyer’s expense, to segregate and remove such books and records as Buyer may select.

Section 13.9                             Entire Agreement; Amendments.  This Agreement, the Seller Disclosure Letter, the Buyer Disclosure Letter, the annexes, exhibits and schedules referred to herein, the documents delivered pursuant hereto and the Confidentiality Agreement contain the entire understanding of the parties hereto with regard to the subject matter contained herein or therein, and supersede all other prior representations, warranties, agreements, understandings or letters of intent between or among any of the parties hereto.  This Agreement shall not be amended, modified or supplemented except by a written instrument signed by an authorized representative of each of the parties hereto. To the extent any amendment or waiver of Section 12.4, Section 13.4, Section 13.7, this Section 13.9 or Section 13.18(b) (or any amendment or waiver of any other provision of this Agreement that would modify the substance of Section 12.4, Section 13.4, Section 13.7, this Section 13.9 or Section 13.18(b) in any material respect) is sought that is adverse to the rights of any Lender Related Party, the prior written consent of the Lender to which such Lender Related Party relates shall be required before such amendment or waiver is rendered effective.

Section 13.10                      Interpretation.  Articles, titles and headings to sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.  The annexes, schedules and exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein.  Any disclosure with respect to a Section of this Agreement included in any Section of the Seller Disclosure Letter shall be deemed to be disclosed for other Sections of this Agreement to the extent that such disclosure is reasonably sufficient so that the relevance of such disclosure would be reasonably apparent on the face of such disclosure to a reader of such disclosure.  Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any schedule hereto or in the Seller Disclosure Letter is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in any schedule or the Seller Disclosure Letter is or is not material for purposes of this Agreement.  Unless this Agreement specifically provides otherwise, neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any schedule hereto or in the Seller Disclosure Letter is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no party shall use the fact of the setting forth or the inclusion of any such item or matter in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in any schedule hereto or in the Seller Disclosure Letter is or is not in the ordinary course of business for purposes of this Agreement.

Section 13.11                      Waivers.  Any term or provision of this Agreement may be waived, or the time for its performance may be extended, by the party or parties entitled to the benefit thereof.  Any such waiver shall be validly and sufficiently authorized for the purposes of this Agreement if, as to any party, it is authorized in writing by an authorized representative of such party.  The failure of any party hereto to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision.  No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

Section 13.12                      Partial Invalidity.  Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable Requirements of Law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.

Section 13.13                      Execution in Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

Section 13.14                      Further Assurances.

(a)                                 Upon the terms and subject to the conditions herein and subject to any difference of standards set forth in this Agreement with respect to any particular matter (including under Section 7.3), each of the parties hereto agrees to use its reasonable best efforts to take or cause to be taken all action, to do or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable Requirements of Law to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including:  (i) the satisfaction of the conditions precedent to the obligations of any of the parties hereto; (ii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the performance of the obligations hereunder; and (iii) the execution and delivery of such instruments, and the taking of such other actions, as the other party hereto may reasonably require in order to carry out the intent of this Agreement.

(b)                                 Without limiting the generality of the foregoing, from time to time following the Closing, Seller Parent shall execute and deliver, or cause to be executed and delivered, to Buyer such other instruments of conveyance and transfer as Buyer may reasonably request or as may be otherwise necessary to more effectively convey and transfer to, and vest in, Buyer and put Buyer in possession of, any part of the Equity Interests and Purchased Assets; provided, however, that Section 2.2 shall govern with respect to approvals, consents and waivers required in connection with the transfer of Contracts and Governmental Permits.  From time to time following the Closing, Buyer shall execute and deliver, or cause to be executed and delivered, to Seller Parent such other instruments of assumption as Seller Parent may reasonably request or as may be otherwise necessary to evidence the assumption by Buyer of the Assumed Liabilities.

(c)                                  Seller Parent and Buyer acknowledge and agree that (i) certain assets of the Sellers or their Affiliates defined as “Purchased Assets” hereunder may inadvertently not have been transferred pursuant to this Agreement or may have been transferred to Seller Parent or its Affiliates from a Business Subsidiary and (ii) certain assets of the Seller Parties or their Affiliates defined as “Excluded Assets” hereunder may inadvertently have been transferred pursuant to this Agreement or certain assets that should have been transferred to Seller Parent or its Affiliates (other than the Business Subsidiaries) pursuant to the plan of reorganization as detailed in Schedule 7.6 may have been transferred to or retained by a Business Subsidiary.  If, following the Closing, the Buyer or Seller Parent reasonably determines that any Excluded Asset or such other asset that should have been transferred to Seller Parent or its Affiliates (other than the Business Subsidiaries) was transferred to the Buyer, the parties agree to cooperate to transfer back such asset to Seller Parent or its designated Affiliate as promptly as practicable without the payment of consideration.  If, following the Closing, Seller Parent or the Buyer determines that any Purchased Asset was not transferred to the Buyer or was transferred from a Business Subsidiary, the parties agree to cooperate to transfer such Purchased Asset to the Buyer (or its designated Affiliate) as promptly as practicable without the payment of any further consideration.  Without limiting the generality of the foregoing in this Section 13.14(c), if after the Closing, Buyer, on the one hand, or Seller Parent, on the other hand, become aware of any Intellectual Property that qualifies as Transferred Intellectual Property but was not included in the Purchased Assets assigned to Buyer at Closing, then, subject to Section 2.2, Seller Parent shall execute and deliver (and shall cause its Affiliates to execute and deliver) all instruments and documents reasonably necessary in connection with (i) in the case of Intellectual Property owned by Seller Parent or its Affiliates, transferring all right, title, and interest of such Intellectual Property to Buyer or its designee, or (ii) in the case of Intellectual Property owned by a third Person, effecting an assignment to Buyer of the applicable Contract, or granting to Buyer or its designee a license, sublicense, or other right to use such Intellectual Property, in each case retroactively beginning at the Closing.

Section 13.15                      Disclaimer of Warranties.

(a)                                 Seller Parent makes no representations or warranties with respect to any projections, forecasts or forward-looking information provided to Buyer.  There is no assurance that any projected or forecasted results will be achieved.  EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT, THE BUYER ANCILLARY AGREEMENTS AND SELLER ANCILLARY AGREEMENTS AND ANY CERTIFICATES DELIVERED PURSUANT HERETO AND THERETO, SELLER PARENT DISCLAIMS ALL OTHER WARRANTIES, REPRESENTATIONS AND GUARANTEES WHETHER EXPRESS OR IMPLIED.  EXCEPT AS TO THOSE MATTERS EXPRESSLY COVERED BY THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT, THE BUYER ANCILLARY AGREEMENTS AND SELLER ANCILLARY AGREEMENTS AND ANY CERTIFICATES DELIVERED PURSUANT HERETO AND THERETO, SELLER PARENT MAKES NO REPRESENTATION OR WARRANTY AS TO FITNESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE AND NO IMPLIED WARRANTIES WHATSOEVER.  Buyer acknowledges that, except for the representations and warranties in this Agreement, the Buyer Ancillary Agreements and Seller Ancillary Agreements and any certificates delivered pursuant hereto and thereto, neither Seller Parent nor any of its representatives or any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any memoranda, charts or summaries heretofore made available by Seller Parent or its representatives to Buyer or any other information which is not included in this Agreement or the schedules hereto, and neither Seller Parent nor any of its representatives or any other Person will have or be subject to any liability to Buyer, any Affiliate of Buyer or any other Person resulting from (i) the distribution of any such information to, or use of any such information by, Buyer, any Affiliate of Buyer or any of their agents, consultants, accountants, counsel or other representatives or (ii) any errors in or omissions from any such information.  Buyer acknowledges and agrees that it is not entitled to rely upon any representations or warranties or other statements of fact or opinion, other than the representations and warranties expressly set forth in this Agreement, the Buyer Ancillary Agreements and Seller Ancillary Agreements and any certificates delivered pursuant hereto and thereto.  Notwithstanding anything to the contrary set forth herein, operational representations and warranties of Seller Parent set forth in Article 5 are made solely with respect to the Business.

(b)                                 Without limiting in any respect the representations and warranties set forth in this Agreement, the Buyer Ancillary Agreements or Seller Ancillary Agreements or any certificates delivered pursuant hereto and thereto, Buyer acknowledges and agrees that none of Seller Parent, the Business Subsidiaries, the Selling Parties or any of their respective directors, officers, employees, Affiliates, controlling Persons, agents, advisors, representatives or any other Person makes or has made any oral or written representation or warranty, either express or implied, as to the accuracy or completeness of (i) any of the information set forth in management presentations relating to the Business made available to Buyer, its Affiliates or its representatives, in materials made available in any “data room” (virtual or otherwise), including any cost estimates delivered or made available, financial projections or other projections, in presentations by the management of the Business, in “break-out” discussions, in responses to questions submitted by or on behalf of Buyer, its Affiliates or its representatives, whether orally or in writing, in materials prepared by or on behalf of Seller Parent, the Business Subsidiaries or Selling Parties or in any other form or (ii) any information delivered or made available pursuant to Section 6.1.

(c)                                  Without limiting in any respect the representations and warranties set forth in this Agreement, the Buyer Ancillary Agreements or Seller Ancillary Agreements or any certificates delivered pursuant hereto and thereto, Buyer acknowledges and agrees that none of Seller Parent, the Business Subsidiaries, the Selling Parties or any of their respective directors, officers, employees, Affiliates, controlling Persons, agents, advisors, representatives or any other Person shall have any liability or responsibility whatsoever to Buyer or its directors, officers, employees, Affiliates, controlling Persons, agents or representatives on any basis (including in contract, tort or equity, under federal or state securities Requirements of Law or otherwise) based upon any information provided or made available, or statements made (including set forth in management summaries relating to the Business provided to Buyer, in materials made available in any “data room” (virtual or otherwise), in presentations by Seller Parent or the Business’s management or otherwise), to Buyer or its directors, officers, employees, Affiliates, controlling Persons, advisors, agents or representatives (or any omissions therefrom).

(d)                                 In connection with Buyer’s investigation of the Business Subsidiaries, the Business and the Purchased Assets, Buyer has received or may receive certain projections, including projected statements of future operating revenues and income from future operations of the Business and certain forward looking business plan information.  Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and forward looking plans, that Buyer is familiar with such uncertainties and that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and forward looking plans so furnished to it, including the reasonableness of the assumptions underlying such estimates, projections and forecasts.  Accordingly, Buyer hereby acknowledges that none of Seller Parent, the Business Subsidiaries, Selling Parties or any other Person are making any representation or warranty with respect to such estimates, projections and other forecasts and forward looking plans, including the reasonableness of the assumptions underlying such estimates, projections and forecasts, and

Buyer hereby disclaims any reliance on such estimates, projections and other forecasts and forward looking plans and agrees that it has not relied thereon.

Section 13.16                      Specific Performance.

(a)                                 The parties hereto agree that irreparable damage would occur in the event that any of the terms or provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that, subject to Section 13.16(b), but notwithstanding any other provision to the contrary contained in this Agreement, the parties shall be entitled, in addition to any other remedy to which any party may be entitled at law or in equity, to an injunction or injunctions or other relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court described in Section 13.3, in each case without the requirement of posting a bond or proving actual damages (which requirements the other parties hereby waive).  If on the Termination Date, there is a pending action that has been brought by a party hereto before a court of competent jurisdiction seeking the remedies provided for in this Section 13.16, then, without further action, the Termination Date shall be automatically extended until the date that is five business days after the dismissal, settlement or entry of a final and non-appealable order with respect to such action.

(b)                                 Notwithstanding anything in this Agreement to the contrary, the parties hereby acknowledge and agree that Seller Parent shall be entitled to specific performance to cause Buyer to draw down the proceeds of the Equity Financing pursuant to the terms and conditions of the Equity Commitment Letters and to consummate the Closing in accordance with ARTICLE II, in each case, if and only if (i) all conditions in ARTICLE IX (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied or waived, (ii) the Debt Financing (or alternative financing in accordance with Section 7.7(b)) has been funded or will be funded on the Closing Date in accordance with the terms of the Debt Commitment Letter (or New Debt Commitment Letter, as applicable) if the Equity Financing is funded, (iii) the Seller Parent has irrevocably confirmed in writing that, if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur in accordance with ARTICLE IV and (iv) Buyer fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 4.1.

Section 13.17                      Legal Representation.

(a)                                 In any dispute or proceeding arising after the Closing under or in connection with this Agreement or any other agreement contemplated hereby, the parties agree that Seller Parent shall have the right, at its election, to retain the firm of Sidley Austin LLP (“Sidley”) to represent it and its Affiliates in such matter, and Buyer (on behalf of themselves, their respective Affiliates, directors, officers, employees and representatives and their respective successors and assigns) hereby agrees, and agrees to cause the Business Subsidiaries to agree, to irrevocably waive and consent to any such representation in any such matter.  Buyer further consents and agrees to, and agrees to cause the Business Subsidiaries to consent and agree to, the communication by Sidley to Seller Parent in connection with any such representation of any fact known to Sidley arising by reason of Sidley’s representation of the Business Subsidiaries.

(b)                                 Each of the parties further agrees that, as to all communications between Sidley, on the one hand, and Seller Parent and/or the Business Subsidiaries, on the other hand, in the course of the negotiation, documentation and consummation of the transactions contemplated by this Agreement or any other agreement contemplated hereby, the attorney-client privilege, attorney work product protection, the expectation of client confidence and all other rights to any evidentiary privilege or protection (“Privileged Information”) belong to Seller Parent and shall not pass to or be claimed by the Business Subsidiaries or any of their Affiliates following the Closing.

(c)                                  If the transactions contemplated by this Agreement and the other agreements contemplated hereby are consummated: (i) the Business Subsidiaries shall have no right of access to or control over any of Sidley’s records related to the Privileged Information, which shall become the property of (and be controlled by) Seller Parent; and (ii) because it would be impracticable to remove from the records (including emails and other electronic files) of the Business Subsidiaries or included in the Purchased Assets any Privileged Information, the parties agree that no attorney-client privilege, attorney work product or other applicable evidentiary privilege or protection is waived or intended to be waived by allowing such material to remain in the files of the Business Subsidiaries or in the Purchased Assets.

(d)                                 Furthermore, in the event of a dispute between Seller Parent, on the one hand, and the Business Subsidiaries, on the other hand, arising out of or relating to any matter in connection with the negotiation, documentation and consummation of the transactions contemplated by this Agreement or any other agreement contemplated hereby, none of the attorney-client privilege, attorney work product protection, the expectation of client confidence or any other rights to any evidentiary privilege or protection will protect from disclosure to Seller Parent any information or documents which constitute Privileged Information.  Notwithstanding the foregoing, in the event that a dispute arises between Buyer and the Business Subsidiaries, on the one hand, and a third Person (other than Seller Parent), on the other hand, Buyer and the Business Subsidiaries may assert any applicable privilege or protection to prevent the disclosure of Privileged Information to such third Person; provided, however, that neither Buyer nor the Business Subsidiaries may waive such privilege or protection without the prior written consent of Seller Parent, which consent shall not be unreasonably withheld, conditioned or delayed.  Buyer agrees not to disclose, and to cause each of its subsidiaries not to disclose, any Privileged Information that it may possess to any Person following the Closing, unless compelled to disclose by a Requirement of Law.  In the event that Buyer or any of the Business Subsidiaries is legally required by governmental order or otherwise to access or obtain a copy of all or a portion of such Privileged Information, Buyer shall promptly notify Seller Parent in writing (including by making specific reference to this Section) so that Seller Parent can seek a protective order and Buyer agrees to use all commercially reasonable efforts to assist therewith. To the extent that files or other materials relating to Privileged Information maintained by Sidley constitute property of its clients, only Seller Parent shall hold such property rights and Sidley shall have no duty to reveal or disclose any such files or other materials or any Privileged Information by reason of any attorney-client relationship between Sidley, on the one hand, and Seller Parent and the Business Subsidiaries, on the other hand.  Unless legally required by government order or otherwise, or except as necessary in connection with a claim by a third Person (in each case subject to Buyers’ obligations as set forth herein), Buyer agrees that it will not, and that it will cause the Business Subsidiaries not to, seek to obtain such Privileged Information from Sidley.

Section 13.18                      Non-Recourse.

(a)                                 No past, present or future director, officer, employee, incorporator, member, partner, agent, attorney or representative of a party or its Affiliates, or any stockholder of a party, shall have any liability for any obligations or liabilities of such party under this Agreement, the Seller Ancillary Agreements or the Buyer Ancillary Agreements of or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby.

(b)                                 Subject to the rights of Buyer under the Debt Commitment Letter or the Definitive Debt Financing Agreements, in each case under the terms thereof, and notwithstanding anything to the contrary herein, Seller Parent agrees on behalf of itself and its Affiliates that the Lender Related Parties shall not have any liability or obligation to Seller Parent or any of its Affiliates (whether under contract or tort, in equity or otherwise) relating to this Agreement or any of the transactions contemplated herein (including the Debt Financing).

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

TEMPO ACQUISITION, LLC

By:	/s/ Peter Wallace
Name: Peter Wallace
Title: President

AON PLC

By:	/s/ Greg Case
Name: Greg Case
Title: President & CEO

Signature Page to Purchase Agreement

EXHIBIT A

GUARANTEE

Annex A

Covered Business; Permitted Business Activities

“Covered Business” means the Business as conducted by the Business Subsidiaries and the Asset Sellers as of the Closing Date, excluding the business of providing (i) health and welfare advocacy services (which shall be subject to the restrictions set forth in Section 8.7(b)), (ii)  communications services (including HR and Other Related Communications Consulting Services), provided that the Covered Business shall include any billing of clients of the Business (other than shared clients of the Business and the Selling Parties) for communications services, (iii) consulting services and (iv) health and welfare administration services for clients that sponsor benefit plans with 1,000 or fewer benefits-eligible participants. For the avoidance of doubt, the Covered Business does not include participant financial advisory services for the business of (a) developing and selling investment products to advisors or other persons that are not defined contribution plan participants, (b) providing sub-advisory services to financial advisors or other persons that are not defined contribution plan participants or (c) providing advisory services other than directly or indirectly to defined contribution plan participants.

“Permitted Business Activities” means (i) any business activities of the type conducted by Seller Parent or any Affiliate of Seller Parent (other than the Covered Business) as of the date of this Agreement; (ii) discussing any product or service with potential clients, including products and services directly or indirectly competitive with the Business; (iii) assisting Seller Parent’s and its Affiliates’ clients and third parties retained or engaged by such clients in the evaluation, integration, implementation and operation of any product or services; (iv) any patent enforcement activity, including patent assertion and patent litigation activities, whether or not such activities involve Persons in the Business activities; (v) engaging in any activities expressly permitted by the Transition Services Agreement or Post-Closing Commercial Agreements; and (vi) engaging in any referral activities not prohibited by the Post-Closing Commercial Agreements.

“Protected DB Administrative Services” means defined benefit administrative services for defined benefit plans with 20,000 or more active pension plan participants; provided, however, that Protected DB Administrative Services shall not include, and nothing in this Agreement or in the Seller Ancillary Agreements shall preclude, prohibit or restrict Seller Parent or any Affiliate of Seller Parent, or its respective successors and assigns, from marketing or providing defined benefit administration services to any current client receiving defined benefit administration services from the Retained Business as of the Closing or its affiliates or their respective successors and assigns (a “Retained DB Client”).

Annex A - 1

Annex B

Certain Excluded Businesses

1.              Defined benefit administrative services supported by the dbCalc platform or any existing similar platform.

2.              Health and welfare benefits administrative services serving markets outside the U.S. supported by Global Benefits Solutions and Health Choice Canada.

3.              The mid-market health and welfare administration services business in Canada (the “Mid-Market Health and Welfare Administration Canada Business”).

4.              Enrollment services solely for elective or voluntary benefits, that (i) are provided on or through the Univers platform or other elective or voluntary benefits platforms, (ii) are not provided on the Total Benefits Administration, the Core Benefits Administration or the Workday platform or any other successor or partner platforms used by the Business or (iii) require a licensed insurance agent or benefits counselor, including, in each case, licensed counseling, call center and communications consulting services in connection with such enrollment services and related services.

5.              Health and welfare benefits enrollment services that are provided to affinity organizations and their current and former members, partners, customers and affiliates (and their respective dependents), who are not, in each case, employees or former employees (or their respective dependents) of such organizations and businesses, including services offered by Aon Affinity.

6.              Consulting services other than (i) HR and Other Related Communications Consulting Services and (ii) any other consulting services rendered by the Business incident to the services described in clause (i) of the definition of Business that are not billable to clients.

7.              Healthcare exchanges and healthcare exchange services, including (i) proprietary plan design and broking capability with respect to (a) employers and their retired employees, including the Aon Retiree Health Exchange (the “Retiree Exchange”), (b) large employers, which are employers with 5,000 or more enrolled employees, and employees of large employers, including the Aon Active Health Exchange (the “Active Exchange”), (c) retail consumers and (d) middle-market employers, which are employers with 1 to 5,000 enrolled employees, and employees of middle-market employers, including Aon’s Middle Market Exchange (the “MMX Exchange”); (ii) the provision of guidance and decision support tools, in each case, primarily related to clause (i)(b) above, including the “help me choose” functionality; (iii) plan design, risk adjustment, underwriting, client management, strategy, product design, operations and sales, in each case, primarily related to clause (i) above, including both fully insured and self insured funding options; and (iv) in the case of clauses (i)(a) and (i)(c) above, the ownership, operation and maintenance of the Retiree Exchange platform or any successor or similar platform, and the provision of licensed insurance agent or benefit advisor services in connection with the offering of the services contemplated in clauses (i)(a) and (i)(c) above.

Annex B - 1

8.              Group Medicare Advantage services for employers and retired employees (the “Group MA Solution”) in which a licensed insurance agent or benefit advisor is required to deliver some component of such services.

9.              Plan auditing services, excluding dependent verification.

10.       The business conducted by Aon Trust Company, including trustee services in connection with defined contribution administration services.

Annex B - 2

Annex C

Alternative Dispute Resolution Process for Subject Client Claims

Section 13.1                             Notice.  Buyer shall promptly give notice to Seller Parent of any Subject Client Claim, describing in reasonable detail the facts giving rise to such claim (including identifying the applicable Client Contract and the provision thereof that the Client has alleged has been breached) and including in such notice (in each case to the extent then known) the amount or the method of computation of the amount of such claim. The failure to give notice as provided in this paragraph 1 shall not relieve Seller Parent of its obligations hereunder except to the extent it shall have been materially prejudiced by such failure. Any such notice shall be delivered to the two individuals designated by Seller Parent for the purpose of resolving such claims (the “Seller Designees”), who shall initially be: [Name] ([email address] / [address]) and [Name] ([email address] / [address]).

Section 13.2                             Consultation by Seller and Buyer Designees.

(a)                                 The Seller Designees and two individuals designated by Buyer for the purpose of resolving Subject Client Claims (the “Buyer Designees”) (who shall initially be: [Name] ([email address] / [address]) and [Name] ([email address] / [address])) shall consult with each other in developing a response and proposed settlement for any Subject Client Claim, including the manner and amount of settlement of such claim with the applicable Client.

(b)                                 Following such consultation, and in any event within ten business days of delivery of the notice by Buyer pursuant to paragraph 1 above, Buyer shall submit to Seller Parent the proposed settlement amount payable to the applicable Client for such Subject Client Claim, and Seller Parent shall have five business days to consent to such proposed settlement amount, consent to a portion of such proposed settlement amount or reject such proposed settlement amount. If Seller Parent so consents, such proposed settlement amount (or such portion thereof consented to by Seller Parent) shall be indemnifiable by Seller Parent under Article XI of this Agreement, subject to any applicable limitations set forth herein and therein (e.g., the per claim (or series of related claims) de minimis threshold and deductible). If Seller Parent does not so consent, or consents to only a portion of such settlement amount, such settlement amount or the difference between the consented to settlement amount and the actual amount of the settlement payment (a “Disputed Amount”) shall be subject to the escalation procedures described below in paragraphs 3 and 4 below.

Section 13.3                             Referral to Designated Executives.

(a)                                 If (i) any claims with respect to which Disputed Amounts arise after completion of the consultation process provided for in paragraph 2 above and such claims remain outstanding as of the fifteen (15) month anniversary of the Closing Date (i.e., the date after which no further Subject Client Claims may be made) (the “Escalation Date”), and (ii) the Disputed Amount(s) with respect to such claims, together with all other Losses and Expenses (other than Losses and Expenses excluded by clause (w) of the first

Annex C - 1

proviso of Section 11.1(a) of this Agreement) suffered by Buyer or any other Buyer Indemnified Party (including the Business Subsidiaries) pursuant to Section 11.1(a)(i) of this Agreement, in the aggregate exceed $43,000,000, then Buyer shall have the option, but not the obligation, to, within five (5) business days after the Escalation Date, submit such claims for resolution pursuant to this paragraph 3 by the [name/title of executive of Seller Parent] and [name/title of executive of Tempo/Buyer] (together, the “Designated Executives”). Notice of any claims submitted to the Designated Executives must be sent in accordance with the notice provisions set forth in Section 13.6 of this Agreement.

(b)                                 The Designated Executives, together with the Seller Designees and the Buyer Designees, shall be required to meet (in person or by phone) to discuss the applicable claim(s) underlying such Disputed Amount(s) and work together to determine the Indemnifiable Amount, if any, with respect to each such claim. If the Designated Executives agree in writing as to the Indemnifiable Amount with respect to any such claim, such claim shall be indemnifiable by Seller Parent under Article XI of this Agreement up to a maximum amount equal to the Indemnifiable Amount, subject to the applicable limitations set forth herein and therein (e.g., the per claim (or series of related claims) de minimis threshold and deductible).  If the Designated Executives agree that the Buyer Indemnified Parties (including the Business Subsidiaries) have no legal liability to the applicable Client under the applicable Client Contract with respect to the applicable Subject Client Claim, then Seller Parent shall have no obligation to indemnify Buyer with respect to any portion of such Disputed Amount or such Subject Client Claim.

(c)                                  “Indemnifiable Amount” means the amount of all Losses and Expenses of the applicable party to the applicable Client Contract resulting from or arising out of the applicable Subject Client Claim (provided that such amount shall in no event be deemed to be greater than the amount of any settlement with respect thereto paid to the applicable Client and agreed to by such Client), plus any other Losses and Expenses incurred by Buyer in connection with such claim.

Section 13.4                             Arbitration.

(a)                                 In the event that the Designated Executives are unable to reach an agreement to resolve all then-outstanding claims for which there is a Disputed Amount within 10 days (or such longer period mutually agreed by the Designated Executives) after submission of such Disputed Amounts to the Designated Executives, either party may submit any or all such unresolved Disputed Amounts to arbitration for full and final resolution in accordance with this paragraph 4.  Notwithstanding anything contained in the Agreement to the contrary, the arbitration set forth herein shall be the sole and exclusive mechanism for dispute resolution in regard to any such Disputed Amount.  Any such arbitration shall be conducted in accordance with JAMS’ Comprehensive Arbitration Rules and Procedures then in effect (the “JAMS Rules”), except as they may be modified herein or by mutual written agreement of the parties.

(b)                                 The parties stipulate that they will select one neutral arbitrator who is a retired judge with experience in commercial litigation. If the parties are unable to reach agreement on the identity of the arbitrator within 10 days after the initiation of the

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arbitration, then the appointment of the arbitrator shall be made in accordance with the process set forth in the JAMS Rules, provided that all arbitrator candidates in such process shall satisfy the criteria set forth in the immediately preceding sentence. The seat of the arbitration shall be Chicago, Illinois.

(c)                                  The arbitrator will be instructed to determine the Indemnifiable Amount, if any, with respect to each claim underlying the Disputed Amounts submitted for resolution through arbitration. If the arbitrator determines an Indemnifiable Amount with respect to any such claim, such claim shall be indemnifiable by Seller Parent under Article XI of this Agreement up to a maximum amount equal to the Indemnifiable Amount, subject to the applicable limitations set forth herein and therein (e.g., the per claim (or series of related claims) de minimis threshold and deductible).  If the arbitrator determines that Buyer and/or the Buyer Indemnified Party(ies) (including the Business Subsidiaries) have no legal liability to the applicable Client under the applicable Client Contract with respect to the applicable Subject Client Claim, then Seller Parent shall have no obligation to indemnify any such Buyer Indemnified Party with respect to any portion of such Disputed Amount or such Subject Client Claim

(d)                                 If a claim submitted for resolution through arbitration is settled by Buyer or the applicable Buyer Indemnified Party (including any Business Subsidiary) with the applicable Client before or during the arbitration without Seller Parent’s prior written consent, no such Buyer Indemnified Party shall offer into evidence in the arbitration such settlement amount, but Buyer shall provide notice to Seller Parent of such settlement and, at Seller Parent’s option, Seller Parent may offer into evidence the amount of such settlement.

(e)                                  In no event will the amount Seller Parent is required to indemnify Buyer for any Subject Client Claim exceed the Indemnifiable Amount with respect to such claim.

(f)                                   Buyer shall not offer into evidence in the arbitration any evidence not previously presented to Seller Parent during the consultation and escalation process described in paragraphs 1-3 above.

(g)                                  The arbitrator shall be instructed to hold one hearing regarding the dispute within 30 days of his or her selection and to render a decision in writing no later than 60 days after the conclusion of such hearing, in each case unless otherwise mutually agreed in writing by the parties. The final decision of the arbitrator: (i) shall include the amount of the award to Buyer to be paid by Seller Parent with respect to the dispute, if any (applying the applicable limitations set forth herein or in Article XI of this Agreement (e.g., the per claim (or series of related claims) de minimis threshold and deductible); (ii) shall be furnished to the parties as a written opinion, render findings of fact and conclusions of law and set forth the basis and reasons for any decision reached; and (iii) shall constitute a conclusive determination of the dispute, be binding upon the parties and not be contested by either party (whether by judicial review of the award, collateral attack or otherwise).

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(h)                                 The fees and expenses of the arbitrator shall be paid by the party whose position with respect to the matter in dispute is the further from the final determination.

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Annex D

Alternative Dispute Resolution Process for Shared Client Claims

Notice.  The Indemnified Party shall promptly give notice to the Indemnitor of any Shared Client Claim, describing in reasonable detail the facts giving rise to such claim (including identifying the applicable Client Contract and the provision thereof that the Client has alleged has been breached) and including in such notice (in each case to the extent then known) the amount or the method of computation of the amount of such claim, and a reference to the provision of this Agreement, the Subcontract Agreement or the Multiparty Shared Client Contract Relationship Agreement upon which claim is based. The failure to give notice as provided in this paragraph 1 shall not relieve the Indemnitor of its obligations hereunder except to the extent it shall have been materially prejudiced by such failure. Any such notice shall be delivered to the two individuals designated by Seller Parent for the purpose of resolving such claims (the “Seller Designees”), who shall initially be: [Name] ([email address] / [address]) and [Name] ([email address] / [address]). The two individuals designated by Buyer (the “Buyer Designees”) shall initially be: [Name] ([email address] / [address]) and [Name] ([email address] / [address]).

Section 13.5                             Consultation by Seller and Buyer Designees.

(a)                                 The Seller Designees and Buyer Designees shall consult with each other in developing a response and proposed settlement for any Shared Client Claim (including the manner and amount of settlement).

(b)                                 Following such consultation, and in any event within ten business days of delivery of the notice by the Indemnified Party pursuant to paragraph 1 above, the Indemnified Party shall submit to the Indemnitor the proposed settlement amount payable to the applicable Client for such Shared Client Claim, and the Indemnitor shall have five business days to consent to such proposed settlement amount, consent to a portion of such proposed settlement amount or reject such proposed settlement amount. If the Indemnitor so consents, such proposed settlement amount (or such portion thereof consented to by the Indemnitor) shall be indemnifiable by the Indemnitor under Article XI of this Agreement, subject to the applicable limitations, if any, set forth in (i) Article XI of this Agreement, (ii) the Subcontract Agreement, (iii) the Multiparty Shared Client Contract Relationship Agreement and (iv) this Annex D.  If the Indemnitor does not so consent, or consents to only a portion of such settlement amount, such settlement amount or the difference between the consented to settlement amount and the actual amount of the settlement payment (a “Disputed Amount”) shall be subject to the escalation procedures described below in paragraphs 4 and 5 below.

Section 13.6                             Referral to Designated Executives.

(a)                                 If any claims with respect to which Disputed Amounts arise after completion of the consultation process provided for in paragraph 2 above and such remain outstanding as of the twelve (12) month anniversary of the Closing Date or any subsequent twelve (12) month anniversary of the Closing Date (each such date, an

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“Escalation Date”), then the Indemnified Party shall have the option, but not the obligation, to, within five (5) business days after the Escalation Date, submit such claims for resolution pursuant to this paragraph 4 by the [name/title of executive of Seller Parent] and [name/title of executive of Tempo/Buyer] (together, the “Designated Executives”); provided, that, with respect to any Disputed Amount related to a Shared Client Claim that exceeds $2,000,000, such Disputed Amount may be submitted to the Designated Executives immediately after completion of the consultation process provided for in paragraph 3 above. Notice of any claims submitted to the Designated Executives must be sent in accordance with the notice provisions set forth in Section 13.6 of this Agreement.

(b)                                 The Designated Executives, together with the Seller Designees and the Buyer Designees, shall be required to meet (in person or by phone) to discuss the applicable claim(s) underlying such Disputed Amount(s) and work together to determine the Indemnifiable Amount, if any, with respect to each such claim. If the Designated Executives agree in writing as to the Indemnifiable Amount with respect to any such claim, such claim shall be indemnifiable by Seller Parent under Article XI of this Agreement or, if applicable, under the applicable provision of a Subcontract Agreement, up to a maximum amount equal to the Indemnifiable Amount, subject to the applicable limitations, if any, set forth in (i) Article XI of this Agreement, (ii) the Subcontract Agreement, (iii) the Multiparty Shared Client Contract Relationship Agreement and (iv) this Annex D.  If the Designated Executives agree that the applicable party to the applicable Shared Client Contract (i.e., Seller Parent or one of its Affiliates or Buyer or another Buyer Indemnified Party) has no legal liability to the applicable Client under such Shared Client Contract with respect to the applicable claim, then the Indemnitor shall have no obligation to indemnify the Indemnified Party with respect to any portion of such Disputed Amount or the underlying claim.

(c)                                  “Indemnifiable Amount” means the amount of all Losses and Expenses of the applicable party to the applicable Shared Client Contract (i.e., Seller Parent or one of its Affiliates, or Buyer or another Buyer Indemnified Party) resulting from or arising out of the applicable Shared Client Claim (provided that such amount shall in no event be deemed to be greater than the amount of any settlement with respect thereto paid to the applicable Client and agreed to by such Client), plus any other Losses and Expenses incurred by the Indemnified Party in connection with such claim.

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Section 13.7                             Arbitration.

(a)                                 In the event that the Designated Executives are unable to reach an agreement to resolve all then-outstanding claims for which there is a Disputed Amount within 10 days (or such longer period mutually agreed by the Designated Executives) after submission of such Disputed Amounts to the Designated Executives, either party may submit any or all such unresolved Disputed Amounts to arbitration for full and final resolution in accordance with this paragraph 5. Any such arbitration shall be conducted in accordance with JAMS’ Comprehensive Arbitration Rules and Procedures then in effect (the “JAMS Rules”), except as they may be modified herein or by mutual written agreement of the parties.

(b)                                 The parties stipulate that they will select one neutral arbitrator who is a retired judge with experience in commercial litigation. If the parties are unable to reach agreement on the identity of the arbitrator within 10 days after the initiation of the arbitration, then the appointment of the arbitrator shall be made in accordance with the process set forth in the JAMS Rules, provided that all arbitrator candidates in such process shall satisfy the criteria set forth in the immediately preceding sentence. The seat of the arbitration shall be Chicago, Illinois.

(c)                                  The arbitrator will be instructed to determine the Indemnifiable Amount, if any, with respect to each claim underlying the Disputed Amounts submitted for resolution through arbitration. If the arbitrator determines an Indemnifiable Amount with respect to any such claim, such claim shall be indemnifiable by Seller Parent under Article XI of this Agreement or, if applicable, under the applicable provision of a Subcontract Agreement, up to a maximum amount equal to the Indemnifiable Amount, subject to the applicable limitations, if any, set forth in (i) Article XI of this Agreement, (ii) the Subcontract Agreement, (iii) the Multiparty Shared Client Contract Relationship Agreement and (iv) this Annex D.  If the arbitrator determines that the applicable party to the applicable Shared Client Contract has no legal liability to the applicable Client under such Shared Client Contract with respect to such claim, then the Indemnitor shall have no obligation to indemnify the Indemnified Party with respect to any portion of such Disputed Amount or the underlying claim.

(d)                                 If a claim submitted for resolution through arbitration is settled by the Indemnified Party or its Affiliate with the applicable Client before or during the arbitration without the Indemnitor’s prior written consent, the Indemnified Party shall not offer into evidence in the arbitration such settlement amount, but the Indemnified Party shall provide notice to the Indemnitor of such settlement and, at the Indemnitor’s option, the Indemnitor may offer into evidence the amount of such settlement.

(e)                                  In no event will the amount the Indemnitor is required to indemnify the Indemnified for any Shared Client Claim exceed the Indemnifiable Amount with respect to such claim.

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(f)                                   The Indemnified Party shall not offer into evidence in the arbitration any evidence not previously presented to the Indemnitor during the consultation and escalation process described in paragraphs 1-4 above.

(g)                                  The arbitrator shall be instructed to hold one hearing regarding the dispute within 30 days of his or her selection and to render a decision in writing no later than 60 days after the conclusion of such hearing, in each case unless otherwise mutually agreed in writing by the parties. The final decision of the arbitrator: (i) shall include the amount of the award to the Indemnified Party to be paid by the Indemnitor with respect to the dispute, if any (applying the applicable limitations set forth in (A) Article XI of this Agreement, (B) the Subcontract Agreement, (C) the Multiparty Shared Client Contract Relationship Agreement and (D) this Annex D); (ii) shall be furnished to the parties as a written opinion, render findings of fact and conclusions of law and set forth the basis and reasons for any decision reached; and (iii) shall constitute a conclusive determination of the dispute, be binding upon the parties and not be contested by either party (whether by judicial review of the award, collateral attack or otherwise).

(h)                                 The fees and expenses of the arbitrator shall be paid by the party whose position with respect to the matter in dispute is the further from the final determination.

(i)                                     For the avoidance of doubt, pursuant to Section 2.3(b)(vi) of the Agreement, all liabilities and obligations of Seller Parent and its Affiliates under or in respect of the Shared Contracts and the Multiparty Shared Client Contracts to the extent relating to or arising out of the Retained Business or the actions or omissions by Seller Parent or any of its Affiliates after the Closing constitute Excluded Liabilities and, therefore, are not subject to the per claim (or series of related claims) de minimis threshold, deductible or cap).

(j)                                    For the avoidance of doubt, pursuant to Section 2.3(a)(i) of the Agreement, all liabilities and obligations of the Selling Parties under or in respect of the Shared Contracts and Multiparty Shared Client Contracts, in each case to the extent relating to or arising out of the Business or the actions or omissions by Buyer or any of its Affiliates constitute Assumed Liabilities and, therefore, are not subject to the per claim (or series of related claims) de minimis threshold, deductible or cap).

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